WABASH®

2025 Annual Report

Changing How the World Reaches You®



Letter from the President and Chief Executive Officer

Dear Stockholders,

In 2025, Wabash continued executing our long-term strategy while navigating a difficult cyclical freight and equipment market. Our resilient business model, disciplined operations and focused capital allocation enabled us to continue our strategic journey.

Our Upfit and Parts & Services segment provided stability and reinforced our expansion across the first-to-final mile transportation value chain. Parts & Services remains a key driver of recurring revenue growth, customer lifecycle engagement and long-term value creation.

We also continued investing in commercial capabilities, enhancing strategic account engagement, data-driven market intelligence, dealer and channel enablement and lifecycle customer experience. These investments strengthen our ability to capture targeted growth opportunities and deepen customer partnerships, while positioning us to accelerate performance as market demand improves.

Innovation, ecosystem partnerships and manufacturing productivity investments remain central to our competitive differentiation. At the same time, we maintained strong capital discipline, supply chain resilience and domestic production capabilities to support long-term growth and operational performance.

Our performance ultimately reflects the strength of our people and our culture. Across Wabash, our team continues to operate with accountability, discipline and a commitment to continuous improvement. Their focus on safety, quality, operational excellence and customer success is the foundation of our resilience and long-term value creation.

Looking ahead to 2026, we expect to continue executing our customer-focused strategy, expanding aftermarket parts revenue and customer support related services. We remain focused on strengthening our commercial effectiveness, leading with operational excellence and driving differentiated product innovation to assist customers navigating evolving freight, regulatory and technology transitions.

We remain confident in the long-term fundamentals of the transportation and logistics markets we serve. Wabash is positioned to outperform over the course of a pending freight market upswing through focused execution, aftermarket and upfit growth, differentiated technology and strengthened commercial execution.

On behalf of our leadership team, thank you to our employees, customers, partners and stockholders for your continued trust and support.

With appreciation,

Brent L. Yeagy
President and Chief Executive Officer

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WABASH NATIONAL CORPORATION
3900 McCarty Lane
Lafayette, Indiana 47905

Notice of Annual Meeting of Stockholders



When:
Wednesday, May 13, 2026,
at 10:00 a.m. Eastern time



Items of Business:
3 proposals as listed
below

Date of Mailing:
The date of mailing of
this Proxy Statement or
Notice of Internet
Availability is on or
about March 31, 2026.



Who Can Vote:
Stockholders of
each share of common
stock at the close of
business on
March 16, 2026.



Attending the Meeting:
The 2026 Annual Meeting of
Stockholders will be held in a
virtual meeting (via live audio
webcast) format only. You
will not be able to attend the
2026 Annual Meeting of
Stockholders physically. You
or your proxyholder may
participate, vote, and
examine our stockholder list
at the 2026 Annual Meeting
of Stockholders by visiting
www.virtualshareholder
meeting.com/WNC2026 and
using your control number
found on your proxy card.

Proxy Statement

Items of Business:

1. To elect nine members of the Board of Directors from the nominees named in the accompanying proxy statement;

2. To approve, on an advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2026; and

To consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Each outstanding share of Wabash National Corporation (NYSE: WNC) Common Stock entitles the holder of record at the close of business on March 16, 2026 to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present by virtual presence online or by valid proxy. Management cordially invites you to attend the Annual Meeting by virtual presence online.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 13, 2026:

The Proxy Statement, Annual Report and the means to vote by internet are available at http://www.proxyvote.com.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer,
Corporate Secretary

March 31, 2026

Whether or not you expect to attend by virtual presence online, we urge you to vote your shares at your earliest convenience. This will ensure the presence of a quorum at the Annual Meeting. Promptly voting your shares by signing, dating and returning the proxy card mailed with your notice, or by voting via the internet or by telephone, will save us the expense and extra work of additional solicitation. An addressed envelope for which no postage is required if mailed in the United States is enclosed with your proxy card. Submitting your proxy now will not prevent you from voting your shares at the meeting by virtual presence online if you desire to do so, as your proxy is revocable at your option. Your vote is important, so please act today.

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2026 Annual Meeting of Stockholders on May 13, 2026
Proxy Statement
Table of Contents

Proxy Statement

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WABASH NATIONAL CORPORATION
3900 McCarty Lane
Lafayette, Indiana 47905

Proxy Statement Summary

To assist you in reviewing the proposals that may be acted upon at our 2026 Annual Meeting, the summary below highlights certain information that is contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Stockholders

Date and Time:	10:00 a.m. Eastern time on Wednesday, May 13, 2026
Virtual Meeting Site:	www.virtualshareholdermeeting.com/WNC2026
Record Date:	March 16, 2026
Voting:	Stockholders as of the record date are entitled to vote. Each share of Common Stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Proxy Statement

Company Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design, manufacture and service a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry, platform, and refrigerated truck bodies, structural composite panels and products, trailer aerodynamic solutions and specialty food grade processing equipment. In addition, through Wabash Hub, dealers and customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)SM, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive dealer and preferred partner network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it's our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics, and infrastructure markets and our *Mission* is to transform Wabash into a dynamic growth organization by merging physical products and digital technology to seamlessly serve our customers through a connected ecosystem of partners.

Our Values are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.
- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.
- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

Our Leadership Principles are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

Corporate Responsibility and Governance Highlights

At Wabash, it's our focus on people, purpose and performance that drives us to do better so we can continue Changing How the World Reaches You®. We believe that our Leadership Principles, as set forth above, create a workplace culture in which our colleagues can share their talents and perspectives and are empowered to make a difference for our customers, for each other, for our communities and for our environment. Wabash is committed to growing its business in a sustainable and socially responsible manner. We support the passions and interests of our employees and empower them to be a positive influence in the world. We are proud to provide many opportunities to be good neighbors by volunteering time and talent to support the causes that matter most to our employees. We publicly disclosed substantial information about our business in our Corporate Responsibility Report, available on the Governance/Corporate Responsibility page of the Investor Relations section of our website at ir.onewabash.com, which details our commitments, programs and progress on a variety of topics, including our products and supply chain, sustainability and environmental impact, diversity and inclusion, workplace safety, ethics and compliance, risk management and governance. We have mapped our disclosures on environmental, social and governance topics to metrics outlined by the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) in our SASB and TCFD Indices, included in our Corporate Responsibility Report. The Corporate Responsibility Report is not incorporated herein by reference or otherwise. Below are some of the highlights of our focus and commitment:



Board Nominee Diversity

44.44% Diversity
Women
Ethnically Diverse

22.22%
22.22%
44.44%



Executive Team Diversity

33.33% Diversity
Women
Ethnically Diverse

16.67%
16.67%
33.33%



Diversity and Inclusion. We are committed to supporting an inclusive and respectful culture. We believe that diversity of background and experience fosters perspectives that generate superior ideas, leadership and stakeholder considerations to enhance business decisions.

- Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrate our inclusive culture and are part of our *Leadership Principles* ("Embrace Diversity and Inclusion").
- The Nominating, Corporate Governance and Sustainability Committee actively considers diversity in its evaluation of Board composition.
- 2 out of 9 of our director nominees are female (22%), including the current chair of the Nominating, Corporate Governance and Sustainability Committee, and 2 others are ethnically diverse (22%).
- We desire diversity and inclusion to achieve our targeted business results and fulfill our vision of being a premier provider of solutions that optimize customers' end-to-end supply chains across transportation, logistics and infrastructure markets. We seek to attract the best talent and engage them fully.
- We place special focus on preventing pay imbalances.
- In 2025, 53% of our total US hourly hires were women and/or minorities, and 44% of total US salaried hires in 2025 were women and/or minorities.
- We work to promote diversity through our supply chain. Before we add any significant vendor to our supply chain, we complete an assessment, including a form that captures information about the vendor's diversity profile and screens for any potential conflict of interest.



Employee Engagement. We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute Wabash's strategic plan.

- Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety.
- We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate.
- Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.



Community Involvement. Wabash is committed to continuing its mission to positively impact the world, and we will continue to drive initiatives to give back and deliver purposeful improvements in our communities.

- Wabash's community impact program combines volunteer work with financial support to make a meaningful, long-lasting impact in our communities. We actively partner with nonprofit organizations on projects to donate time, materials and financial resources to support our communities where we live and work.
- We believe that enriching the lives of those around us is a powerful investment in our future. The Wabash community impact initiatives target support to programs under three key pillars: youth advocacy, veteran and military family and food insecurity.
- In 2025, Wabash elevated its commitment to strengthening communities nationwide through a powerful combination of volunteerism, in kind support, and strategic financial investment. This year marked a

Proxy Statement

transformational leap forward with the launch of the Wabash Community Connect (WCC) Portal — a digital platform designed to inspire belonging, purpose, and employee-driven impact.

- We empowered hundreds of employees using the WCC to engage directly with nonprofits, fueling an extraordinary $468,397 in charitable support and driving meaningful change across our core pillars: youth advocacy, veterans and military families, and food insecurity. Nearly 100 nonprofit organizations benefited from these efforts, chosen intentionally by Wabash teams to reflect the causes that matter most in their communities.

- Wabash employees also dedicated an impressive 6,305 volunteer hours in 2025, serving food banks, youth programs, veteran services, environmental initiatives, animal shelters, and more. More than 50 volunteer events brought employees together, while 100% senior leadership participation in Day of Giving set the tone for a culture of service. We are creating remarkable teams, strengthening our inclusive culture, and driving meaningful, lasting changes in the communities we serve.



Environmental Sustainability. We are resilient and capable of the change required to succeed in a world that does not stand still, including with respect to environmental sustainability and climate change.

- We measure and compare our energy management metrics, including greenhouse gas emissions and overall energy use, on a yearly basis. Our current metrics and comparisons are disclosed in our Corporate Responsibility Report.

- We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations.

- Our products are generally designed to be fuel efficient and reduce emissions by reducing weight, improving aerodynamics, and improving thermal efficiency.

- In 2019, we introduced our DuraPlate® Cell Core technology, which delivers a 300-pound-lighter weight trailer compared to traditional designs, without compromising durability.

- Our refrigerated offerings now include EcoNex™ Technology, which is under our Acutherm™ portfolio of solutions designed for intelligent thermal management. EcoNex™ Technology provides up to 25% improvement in thermal performance and up to 200 lbs in weight savings over Wabash's conventional refrigerated truck body. This translates into lower lifetime operational costs and more conscious use of resources.

- We configure and install telematics systems, providing real-time monitoring and analysis of performance and environmental data and allowing drivers to increase performance, reduce maintenance and prolong equipment life.

- By sourcing post-consumer resin to manufacture our DuraPlate® panels, we have diverted more than 1 billion plastic bottles from landfills.

- All Wabash facilities use energy-efficient lighting.

- Our manufacturing operations use pulse welders, which produce the same high-quality result as traditional welders but require only one-third of the energy to run.

- With the implementation of an Environmental, Occupational Health, Safety and Security software platform, we have improved tracking of our recycling and waste reduction efforts. In 2025, Wabash's recycling program and use of recycled materials saved 4.94 cubic yards of landfill airspace per new unit shipped, 1,213 kilowatt-hours of electricity per new unit shipped, 0.61 mature trees per new unit shipped and 1.23 metric tons of greenhouse gas emissions per new unit shipped.
- We help customers extend the useful life of their equipment with repair services, limiting the amount of raw materials needed to produce new machinery.
- We leverage partnerships with government entities and industry associations to develop efficient, effective and practical solutions to problems facing the manufacturing and transportation segments.

Affiliations include:

- Government and Regulatory Bodies:
  - California Air Resources Board (CARB)
  - U.S. Department of Transportation (DOT)
  - Environmental Protection Agency (EPA)
  - National Highway Traffic Safety Administration (NHTSA)
  - Transport Canada
- Transportation Associations:
  - American Trucking Associations (ATA)
  - ATA's Technology and Maintenance Council (TMC)
  - Cargo Tank Risk Management Committee (CTRMC)
  - National Tank Truck Carriers (NTTC)
  - National Trailer Dealers Association (NTDA)
  - National Truck Equipment Association (NTEA)
  - Truck Trailer Manufacturers Association (TTMA)
- Manufacturing Associations:
  - Conexus Indiana
  - Indiana Chamber of Commerce
  - Indiana Manufacturers Association (IMA)
  - National Association of Manufacturers (NAM)



Talent Development. To model a growth mindset, we continue learning through every stage of our careers, and we also believe in supporting the next generation of leaders who will continue to change how the world reaches you.

- One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees.
- We host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. As of the end of 2025, Wabash U offers employees access to over 100 hours of Wabash Management System ("WMS") courses

Proxy Statement

tailored specifically to Wabash. This includes more than 75 courses, with plans to expand the offerings further in the coming year.

- In partnership with Purdue University, we developed curriculum for WMS Facilitator training, which was launched during the first quarter of 2022.

- Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 400 trained since the program began in 2022), as well as focused executive development across a variety of topics.

- Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program.

- We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers.

- Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong. In 2025, we awarded Wabash scholarships that amounted to a total of $30,000 to 6 high school graduates. The scholarships are awarded to dependents of full-time Wabash employees who demonstrate academic excellence and leadership.

- We support the youth in our communities through program funding, training programs, internships, co-ops and our emerging leadership development programs. We also sponsor youth clubs in our communities, including robotics clubs and STEM programs. At the collegiate level, Wabash welcomed 26 interns during summer 2025 across five Wabash locations. We continue to partner with Purdue University in a variety of valuable ways, including by supporting the Purdue University Women in Engineering Program and sponsoring a sales competition with the Purdue Center for Professional Selling.



Ethics and Compliance.
Employees who thrive at Wabash are honest, have incredible energy, and demonstrate grit in everything they do. We also work to hold our entire supply chain accountable.

- We maintain a Code of Business Conduct and Ethics that lays the foundation for our ethics and compliance program and defines our overall management approach to human rights, anti-corruption, the environment, governance and social matters.

- Our Employee Handbook is founded on and incorporates the values, policies and rules set forth in our Code of Business Conduct and Ethics. All employees and directors are expected to take the values, policies, and rules set forth and apply them to all situations that arise in the course and scope of employment.

- We maintain an AlertLine whereby employees and others are able to report violations of Wabash's Code of Business Conduct and Ethics.

- Our Code of Business Conduct and Ethics also provides key expectations to our suppliers, vendors, dealers and agents to abide by the same ethical and legal standards, including:
  - Labor and human rights

- Restrictions against corruption, bribery and extortion
- Health and safety activities
- Environmental compliance

- We require all facilities to practice equal opportunity employment and have zero tolerance for harassment, racism or bigotry of any kind. Employees, contract workers, visitors and other non-employees are encouraged to immediately report harassment or any ethics or compliance violations committed by anyone.
- Our Conflict Minerals Policy is in place to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or in neighboring countries.
- We ask our suppliers to demonstrate that they source "conflict minerals" from outside the conflict region and/or can certify that conflict minerals sourced from within the conflict region are "conflict free."



Awards and Recognition. Our efforts to make bold choices and encourage creativity, collaboration, and risk-taking to turn breakthrough ideas into reality have been recognized throughout the years.

- Recent Safety and Environmental Awards:
    - Truck Trailer Manufacturers Association Plant Safety Awards:
        - 2024: Fond du Lac, WI and San José Iturbide, Guanajuato, Mexico
        - 2023: Cadiz, KY and San José Iturbide, Guanajuato, Mexico
        - 2022: Fond du Lac, WI and New Lisbon, WI
        - 2021: Little Falls, MN, and San José Iturbide, Guanajuato, Mexico
        - 2020: Fond du Lac, WI and San José Iturbide, Guanajuato, Mexico
        - 2019: New Lisbon, WI
- Recent Product Awards:
    - Heavy Duty Trucking Top 20 Products (EcoNex™ Refrigerated Trailer Powered by eNow Solar Energy, 2021)
- Recent Corporate Awards:
    - Newsweek's America's Most Responsible Companies (2026, 2025, 2024, 2022)
    - Newsweek's America's Most Admired Workplaces (2026, 2025)
    - Newsweek's America's Greenest Companies (2026, 2025)
    - Fortune's 100 Fastest-Growing Companies (2024)
    - USA Today's America's Climate Leaders (2025, 2024)
    - Forbes America's Most Successful Small-Cap Companies (2023, 2024)
    - FreightTech 100 by FreightWaves (2026, 2023)
    - America's Best Midsize Companies by TIME (2025)
    - Newsweek's America's Greatest Workplaces for Job Starters (2023)
    - Indiana Manufacturer's Association Innovation Excellence Award (2021)



Environmental, Health and Safety

- Reflected in our corporate Environmental, Health and Safety Policy, we maintain high standards for manufacturing safety. We commit to meet or exceed all applicable environmental, health, and safety standards, regulations and other requirements.

Proxy Statement

- The Operations Management at each of our facilities is directly responsible for implementing this policy and ensuring full compliance with all environmental, health, and safety laws, internal standards and requirements applicable within their respective organizations.

- We commit to manage all of our business activities in a responsible manner with respect for the environment through pollution prevention and with our highest priority being the health and safety of our employees.

- The well-being of our employees is vital to our success. We offer a range of innovative, flexible and convenient programs aimed at supporting our employees' holistic well-being. These programs provide tools and resources to help employees on their healthcare journey fostering engagement in beneficial, well-being-focused behaviors.

- We continually focus on reducing the frequency and severity of workplace injuries and improving the workplace environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to educate and empower our employees with the knowledge and tools necessary to make safe choices and mitigate risks. Our employees are encouraged and expected to identify safety opportunities and report near-misses through our safety good catch program.

- We believe that all injuries and occupational illnesses, as well as environmental incidents, are preventable. In support of this, all employees are expected to perform their work in such a manner as to not jeopardize the environment or the safety and health of themselves and their fellow workers.

- The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. We measure OSHA Total Recordable Incident Rate ("TRIR"), which in 2025, was 4.24. We also measure our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement. The "Blueprint" is one of our leading indicators that helps our plants proactively measure their safety culture. Wabash utilizes a software platform (Ideagen) to strategically mitigate safety risks by understanding historical data and driving business decisions based on actionable insights and advanced analytics.

- We continue to encourage reporting of near-miss incidents and track near-misses enterprise-wide.

- We work to ensure that our products, processes, services, and facilities minimize the generation of waste, pollution and adverse impacts on the environment.

- We invest in innovations that help protect people who operate our equipment and partner with other manufacturers in the industry to further promote safety by sharing best practices and ideas for implementing higher standards.

Director Independence	• 8 out of 9 director nominees are independent. • 3 fully independent Board committees: Nominating, Corporate Governance and Sustainability Committee, Compensation Committee and Audit Committee.
Board Accountability	• All directors are elected annually via majority voting standard. • Stockholders may amend our bylaws. • Our Nominating, Corporate Governance and Sustainability Committee is evolving its oversight of areas including energy consumption, climate change and other criteria relevant to the sustainability of our business.
Board Leadership	• We review board leadership, committee structure and committee membership annually and conduct an annual assessment of board effectiveness. • We have an independent Chairperson who has a strong role and significant governance duties, including presiding over all executive sessions of independent directors.
Stockholder Engagement	• We routinely meet with stockholders for conversations focused on a variety of topics, including governance, Company strategy, growth, risk management and sustainability.
Board Evaluation and Effectiveness	• Annual Board and Committee self-assessments. • Annual two-way feedback and evaluation sessions with each director. • Annual independent director evaluation of the Chairperson and CEO.
Board Risk Oversight	• The Board and its Committees exercise robust oversight of the Company's enterprise risk management system.
Board Refreshment and Diversity	• During 2022, we added 2 new directors, and we appointed a new independent Chairperson following the 2020 Annual Meeting. • Board members represent diverse perspectives, including 2 female director nominees and 2 ethnically diverse director nominees. • We have a specified director retirement age.
Director Engagement	• All of our directors attended 75% or more of the aggregate number of meetings of our Board and the Committees on which they served. • We have limits on director/CEO membership on other public company boards.
Succession Planning	• CEO and leadership succession planning is one of our Board's most important responsibilities. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team and the Board.

Proxy Statement

Our Management Approach

Our WMS is our comprehensive approach to improving how we work every day. It's a set of principles, processes, and tools designed to help us solve problems at their root cause, reduce waste, and continuously improve our operations. WMS isn't just about following procedures; it is about cultivating a culture where everyone, from the shop floor to the office, is empowered to identify issues, suggest solutions, and make improvements. Our WMS principles lead "The Way," guiding our actions and decisions. These principles are supported by disciplines and processes, which, in turn, are reinforced by tools and capabilities. Combined, these principles, disciplines, processes, tools, and capabilities produce breakthrough results. Our seven key disciplines include the following: Strategic Deployment Process, Project Management, Change Management, Problem-Solving, Digital, Functional Excellence and Enterprise Processes. It is through these disciplines that we create a "One Wabash" approach for our employees and customers, add new business capabilities, and enable profitable growth. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation.

In 2022, in partnership with Purdue University, we developed a curriculum for WMS Facilitator training. Since that time, we have trained and certified over 150 facilitators as of December 2025. We have hosted numerous training sessions in 2025 and have over 800 practitioners for several of our disciplines. Company-wide, we have frequent WMS communication and engagement sessions, to keep the WMS at the forefront of everything we do.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and infrastructure markets. Our goal is to leverage standardized processes to drive consistency from customer demand through fulfillment.

Voting Matters and Vote Recommendation (page 16)

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

PROPOSALS	BOARD VOTE RECOMMENDATION	PAGE
Election of Directors	**FOR** EACH NOMINEE	17
Advisory Vote on the Compensation of Our Named Executive Officers ("Say-on-Pay")	**FOR**	72
Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	74

Board Nominees (page 17)

The following table provides summary information about each director nominee, as of the Record Date.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDEPENDENT	OTHER PUBLIC BOARDS
Therese M. Bassett	62	November 2019	Managing Director, NuVentures LLC	Yes	No
John G. Boss	66	December 2017	Former President and Chief Executive Officer, Momentive Performance Materials Inc.	Yes	Yes
Trent J. Broberg	44	September 2022	Chief Executive Officer, Fullbay	Yes	No
Larry J. Magee	71	January 2005	President, Magee Ventures Group	Yes	No
Ann D. Murtlow	65	February 2013	Chief Executive Officer, North Sound LLC	Yes	Yes
Sudhanshu Priyadarshi	49	November 2022	Former Chief Financial Officer and President, International, Keurig Dr Pepper Inc. (KDP)	Yes	No
Scott K. Sorensen	64	May 2005	Chief Executive Officer, Cities Strong Foundation	Yes	No
Stuart A. Taylor II	65	August 2019	Chief Executive Officer, The Taylor Group LLC	Yes	Yes
Brent L. Yeagy	55	October 2016	President and Chief Executive Officer, Wabash National Corporation	No	No

Proxy Statement

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography in this proxy statement describes each nominee's qualifications and relevant experience in more detail.

DIRECTORS	Therese M. Bassett	John G. ("Jack") Boss	Trent J. Broberg	Larry J. Magee	Ann D. Murtlow	Sudhanshu Priyadarshi	Scott K. Sorensen	Stuart A. Taylor II	Brent L. Yeagy
Independent	●	●	●	●	●	●	●	●	
Diversity	●				●	●		●	
Logistics, Transportation and/or First-to-Final Mile			●			●			●
Diverse Manufacturing		●		●		●	●		●
Risk Management (Including Supply Chain/Commodities Management)	●	●	●	●		●			●
Technology and Materials Innovation		●	●			●			●
Legislative/Regulatory					●		●		
Qualified Financial Expert/Finance/Treasury		●				●	●	●	
Accounting, Finance and Capital Markets			●			●	●	●	
Mergers and Acquisitions ("M&A")	●	●	●	●	●	●	●	●	●
Technology/Cybersecurity			●		●	●	●	●	
Distribution and Digital Marketplace	●		●	●		●			
Competitive Pricing/Sales		●	●	●					●
ESG	●	●		●	●				●
Strategy	●	●	●	●	●	●	●	●	●

Named Executive Officer Compensation (Say-on-Pay) (page 72)

We are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, in 2025, we:

- **Delivered a meaningful proportion of NEO compensation in share-based incentives**. In 2025, approximately 64% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average approximately 47% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value and strengthening alignment between NEO and stockholder interests.

- **Weighted a significant portion of NEO compensation toward variable and performance-based pay elements**. In 2025, approximately 83% of Mr. Yeagy's total direct compensation, and on average approximately 70% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.

- **Engaged an independent compensation consultant** to conduct a market review of our compensation package to ensure it was reasonable and competitive relative to our peers.

Independent Registered Public Accounting Firm (page 74)

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2026.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 13, 2026.

Our Annual Report and this Proxy Statement are available at www.proxyvote.com. To access our Annual Report and Proxy Statement, enter the control number referenced on your proxy card.

Proxy Statement

Information About the Annual Meeting, Proxy Materials and Voting

What is the purpose of the Annual Meeting?

At the Annual Meeting, our management will report on our performance during 2025 and respond to questions from our stockholders. In addition, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders, which include the following three proposals:

Proposal 1	To elect nine members of the Board of Directors.
Proposal 2	To hold an advisory vote on the compensation of our named executive officers.
Proposal 3	To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2026.

Stockholders will also consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Stockholders may act on the proposals by voting a proxy or voting by virtual presence online at the Annual Meeting.

What is the purpose of the proxy materials?

We are providing these proxy materials in connection with the solicitation by the Company of proxies to be voted at the Annual Meeting and at any adjournments or postponements thereof. The proxy materials (including the Notice of Annual Meeting, this Proxy Statement, and our Annual Report on Form 10-K) include information that we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC") and are designed to assist you in voting on the matters presented at the Annual Meeting. We first mailed the proxy materials to stockholders on or about March 31, 2026.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card.

Who is entitled to vote?

Only stockholders of record at the close of business on March 16, 2026 (the "Record Date") are entitled to receive notice of the Annual Meeting and to vote the shares of common stock of the Company (the "Common Stock") that they held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. As of the Record Date, we had 40,673,967 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock entitles its holder to cast one vote on each matter to be voted upon.

What is the difference between a stockholder of record and a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, you are a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who can attend the Annual Meeting by virtual presence online?

All stockholders of record as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting by virtual presence online by visiting www.virtualshareholdermeeting.com/WNC2026 at 9:45 a.m. Eastern time through the conclusion of the meeting and providing the control number found on the proxy card. If your shares are held in "street name," you must first obtain a proxy issued in your name from your bank or other custodian or nominee before attending the Annual Meeting by virtual presence online. You will need to provide the control number found on the proxy card provided by such bank or other custodian or nominee. Technical support, including related technical support phone numbers, will be available at 9:45 a.m. Eastern time through the conclusion of the meeting in the event of any technical or logistical issues, including difficulties accessing the virtual meeting.

The 2026 Annual Meeting of Stockholders will be accessible through the Internet. We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings while further enhancing the online experience available to all stockholders regardless of their location. A virtual format for our Annual Meeting is less costly, aligns with our sustainability efforts and is more environmentally friendly, and enables increased stockholder attendance and participation because stockholders can participate from any location around the world. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on March 16, 2026. The Annual Meeting will begin promptly at 10:00 a.m. Eastern time, and you should allow ample time for the online check-in procedures.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described below.

This year's stockholder question and answer session will provide our stockholders with the opportunities to ask questions regarding our business submitted live during the Annual Meeting. Questions may be submitted at the Annual Meeting through www.virtualshareholdermeeting.com/WNC2026. We will post questions and answers if applicable to our business on our Investor Relations website as soon as practicable after the meeting.

How do I vote?

If you are a "stockholder of record," you can vote on matters to come before the Annual Meeting in the following four ways:

- Visit the website noted on your proxy card to vote **via the internet**;
- Use the telephone number on your proxy card to vote **by telephone**;
- Vote **by mail** by completing, dating and signing the proxy card mailed with your notice and returning it in the provided postage-paid envelope. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxies, to vote your shares according to your instructions. If you provide no instructions, the proxies will vote your shares according to the recommendation of the Board of Directors or, if no recommendation is given, in their own discretion; or
- Attend the Annual Meeting **by virtual presence online** and cast your vote.

If you hold your shares in "street name" through a broker, then you can vote by following the materials and instructions provided by your broker, or you can vote by virtual presence online at the Annual Meeting.

What if I vote and then change my mind?

If you are a "stockholder of record," you may revoke your proxy at any time before it is exercised by:

- Providing written notice of revocation to the Corporate Secretary, Wabash National Corporation, 3900 McCarty Lane, Lafayette, Indiana 47905;
- Voting again, on a later date, via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the Annual Meeting will be counted);
- Submitting another duly executed proxy bearing a later date; or
- Attending the Annual Meeting by virtual presence online and casting your vote.

Only your last vote will be the vote that is counted.

If you hold your shares in "street name," then you must contact the record holder of your shares to change your voting instructions.

What are the Board's recommendations?

The Board recommends that you vote FOR the election of each of the director nominees, FOR the approval, on an advisory basis, of the compensation of our named executive officers and FOR ratification of the appointment of our auditors.

Proxy Statement

What vote is required for each proposal?

The following table summarizes the vote threshold required for approval of each proposal and the effect of abstentions, uninstructed shares held by brokers, and unmarked, signed proxy cards. **On all proposals, if you sign and return a proxy or voting instruction card, but do not mark how your shares are to be voted, they will be voted as the Board recommends**.

PROPOSAL NUMBER	ITEM	VOTE REQUIRED FOR APPROVAL OF EACH ITEM	ABSTENTIONS	UNINSTRUCTED SHARES	UNMARKED, SIGNED PROXY CARDS
1	Election of Directors	Majority of votes cast	No effect	Not voted, no effect	Voted "for"
2	Advisory vote on executive compensation	Majority of shares present and entitled to vote	Same effect as "against"	Not voted, no effect	Voted "for"
3	Ratification of Appointment of Independent Auditor	Majority of shares present and entitled to vote	Same effect as "against"	Discretionary vote	Voted "for"

If you hold your shares in "street name" through a broker and you do not provide your broker with voting instructions, then, under New York Stock Exchange ("NYSE") Rules, your broker may elect to exercise voting discretion with respect to "routine matters," which includes the ratification of the appointment of our independent auditor (Proposal 3). However, on "non-routine" matters, which include the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 2), your broker may not vote your shares unless you provide your broker with instructions. These so-called broker "non-votes" will be counted in determining whether there is a quorum.

What constitutes a quorum?

The presence at the Annual Meeting, by virtual presence online or by valid proxy, of the holders of a majority of the shares of our Common Stock outstanding on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

Who will bear the costs of this proxy solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services. In addition, we have retained Laurel Hill Advisory Group, LLC to assist with proxy solicitation. For their services, we will pay a fee of $7,500 plus out-of-pocket expenses.

How will my shares be voted if other matters are presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described in this Proxy Statement and does not know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by the stockholders, proxies will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

Proposal 1 – Election of Directors

Our Bylaws provide that our Board of Directors, or the Board, shall be comprised of not less than three, nor more than twelve, directors with the exact number to be fixed by resolution of the Board. As of the date of this Proxy Statement, the Board is comprised of nine directors. At the Annual Meeting, stockholders will be asked to elect each of the nine director nominees listed below, each of whom shall serve for a term of one year or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Below is information regarding each of the director nominees. Information regarding the Board's process for nominating directors and director qualifications can be found below under the "Corporate Governance" section of this Proxy Statement.

Information on Directors Standing for Election

The biography of each of the nominees below contains information regarding the experiences, qualifications, attributes or skills that caused the Nominating, Corporate Governance and Sustainability Committee and the Board to determine that the person should serve as a director of the Company. The name, age, business experience, and public company directorships of each nominee for director, during at least the last five years, are set forth in the table below.

Therese M. Bassett



Age: 62
Director since: November 2019

Ms. Bassett is the Managing Director of NuVentures LLC, a consulting firm focused on strategy, innovation and M&A pipeline development. Prior to NuVentures, she served as Chief Strategy, Innovation, and Mergers and Acquisitions Officer at Avnet, Inc., a global electronic components and distribution services company, where she was responsible for identifying growth opportunities to enhance the overall business portfolio, financial strength and global market value. During her 26-year career with Avnet, Ms. Bassett also held the positions of Senior Vice President, Global HR Solutions (2010-2016), Vice President, Strategic Planning and Business Intelligence (1998-2010), Manager, Electronic Manufacturing Services Business Development (1995-1998), and International Export and Transportation Manager (1993-1995). She is a graduate of Temple University and received an MBA from the University of Phoenix.

Qualifications: Ms. Bassett's M&A, innovation and strategy expertise, including in the areas of business transformation and digital growth drivers, and her senior leadership experience reflected in her biography support the Board's conclusion that she should again be nominated as a director.

John G. Boss



Age: 66
Director since: December 2017

Mr. Boss is the former President and Chief Executive Officer of Momentive Performance Materials Inc. ("MPM"). Mr. Boss served in this role from December 2014 to March 2020. MPM is a global producer of silicones, quartz and specialty ceramic materials. Mr. Boss served as a director of MPM Holdings Inc. from October 2014 to March 2020. Mr. Boss served as the President of the Silicones & Quartz Division at MPM since joining in March 2014 to December 2014 and served as its Executive Vice President from March 2014 to March 2020. In April 2014, shortly after Mr. Boss joined the company, MPM filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Boss' career spans more than 30 years in the specialty chemicals and materials industry, including various executive leadership positions with Honeywell International, a producer of commercial and consumer products from 2003 through 2014. Mr. Boss served as Vice President and General Manager of Specialty Products, Vice President and General Manager of Specialty Chemicals and President of Honeywell Safety Products at Honeywell International. Prior to joining Honeywell, Mr. Boss held positions of increasing responsibility at Great Lakes Chemical Corporation and Ashland Corporation (formerly International Specialty Products). Since 2020, Mr. Boss has served as a Director for Cooper Standard Corporation and as a Director and Audit Committee Member for Libbey, Inc. Mr. Boss currently serves as a Director of Calumet Specialty Products Partners, L.P. He has a Master of Business Administration degree in Marketing and Finance from Rutgers Graduate School of Management in 1996 and a Bachelor's Degree in Mechanical Engineering from West Virginia University in 1981.

Qualifications: As reflected in his biography, Mr. Boss' service in various leadership positions at other public companies, particularly, his prior service as a sitting chief executive officer at another public company and concomitant understanding of the day-to-day complexities and challenges of running such an organization, and his service on our Board, support the Board's conclusion that he should again be nominated as a director.

Trent J. Broberg



Age: 44
Director since: September 2022

Mr. Broberg has served as the Chief Executive Officer of Fullbay, a provider of technology services for heavy-duty repair shops and fleet maintenance departments, since 2025. He previously served as the Chief Executive Officer and member of the Board of Directors of ACERTUS, an automotive logistics as a service platform between 2021 and 2025 and was a member of the Board of Directors of DiCentral LLC, a global EDI software service provider helping organizations optimize their supply chain from 2019 to 2022 until acquired by True Commerce. Mr. Broberg has extensive experience with major carriers, as well as the digital and technology aspects of transportation management. Prior to joining ACERTUS, Mr. Broberg served as Chief Operating Officer at Truckstop.com, where he led or supported over five M&A transactions, two recapitalizations, strategy, and operations from 2016 until 2021. In the two years leading up to his tenure at Truckstop.com, Mr. Broberg served as General Manager for Real Time Freight LLC, which was later acquired by Truckstop.com in 2016. Mr. Broberg also holds a wealth of marketing, sales and operations knowledge as a result of his early career experience serving as Director of Marketing at DB Schenker and Swift Transportation. Mr. Broberg received a Bachelor of Science degree in Marketing and an MBA from the WP Carey School of Business at Arizona State University.

Qualifications: The leadership, executive and board experience within the spaces of logistics, supply chain and technology expertise reflected in Mr. Broberg's biography support the Board's conclusion that he should be nominated as a director.

Proxy Statement

Larry J. Magee



Age: 71
Director since: January 2005
Chairperson of the Board since: May 2020

Mr. Magee has served as President of Magee Ventures Group, a consulting firm, since May 2018. Prior to his current position, he served as Interim CEO of Magnolia Group, LLC in Waco, Texas from April 2017 until May 2018. Mr. Magee was President and CEO of Heartland Automotive Services, Inc., the largest operator of quick lube retail service centers, operating over 540 Jiffy Lube locations in North America. He held this position from April 2015 until his retirement in October 2016. Prior to assuming the role of President and CEO of Heartland Automotive, Mr. Magee was the President, Consumer Tire U.S. & Canada, for Bridgestone Americas Tire Operations, LLC, a tire and rubber manufacturing company, a position he held from January 2011 until his retirement from Bridgestone in September 2013. He also served as Chairman of BFS Retail & Commercial Operations, LLC and Bridgestone of Canada, Inc. From December 2001 until January 2011, he served as Chairman, Chief Executive Officer and President of BFS Retail & Commercial Operations, LLC. Prior to December 2001, Mr. Magee served as President of Bridgestone/ Firestone Retail Division, beginning in 1998. Mr. Magee has over 38 years combined experience in sales, marketing, and operational management, and held positions of increasing responsibility within the Bridgestone/Firestone family of companies during his 38-year tenure with Bridgestone/Firestone.

Qualifications: The marketing, sales, development, manufacturing, retail and strategic expertise reflected in Mr. Magee's biography throughout his 40-year industry tenure, including his prior chief executive officer performance, his participation on our Board and his M&A and executive management experience, support the Board's conclusion that he should again be nominated as a director.

Ann D. Murtlow



Age: 65
Director since: February 2013

Ms. Murtlow is the CEO of North Sound LLC, a professional services company. Ms. Murtlow served as the President and Chief Executive Officer of United Way of Central Indiana, an organization that fights for the education, financial stability, health and basic needs for Central Indiana through the development and support of programs and organizations that serve struggling families and move them to self-sufficiency, from April 1, 2013 to June 30, 2022. Prior to assuming this role, Ms. Murtlow had a 30-year career in the global energy industry. Ms. Murtlow began her career as a design engineer with Bechtel Power Corporation, one of the world's leading designers and constructors of electric utility infrastructure. Ms. Murtlow then joined AES Corporation ("AES"), where she developed a specialty in environmental permitting and became a leader in domestic and international power plant project development. She subsequently joined AES's London office where she was named Vice President and Group Manager of AES's development and operations in northern and central Europe. In 2002, Ms. Murtlow was named President and Chief Executive Officer at IPALCO Enterprises, Inc., and its subsidiary, Indianapolis Power & Light Company. Ms. Murtlow currently serves as a Director of Evergy, Inc., and its subsidiaries, Evergy Kansas Central, Inc. (Kansas corporation), Evergy Kansas South, Inc., Evergy Metro, Inc., and Evergy Missouri West, Inc. She also serves on the board of US Water Systems LLC, a privately owned limited liability company, and The Mind Trust, a non-profit. Ms. Murtlow served as a Director of First Internet Bancorp and its subsidiary, First Internet Bank, from early 2013 until March 2020. Ms. Murtlow holds a Bachelor of Science degree in Chemical Engineering from Lehigh University and is a National Association of Corporate Directors Board Leadership Fellow and Certified Director.

Qualifications: The financial and strategic leadership experience reflected in Ms. Murtlow's biography, her service as the former chief executive officer and current director of a regulated electric utility company, service on the boards of other public companies, her participation on our Board, her experience in the domestic and international unregulated energy business, and her experience in M&A, heavy industrial operations and business sustainability, support the Board's conclusion that she should again be nominated as a director.

Proxy Statement

Sudhanshu Priyadarshi



Age: 49
Director since: November 2022

Sudhanshu Priyadarshi is the former Chief Financial Officer and President, International for Keurig Dr Pepper (KDP). He led the Finance, Information Technology organizations and had overall responsibility for KDP's International Business Segment. Mr. Priyadarshi served as CFO from November 2022 and then CFO and President, International from November 2023 to November 2025. Mr. Priyadarshi has over two decades of global leadership experience in the technology, logistics, retail, consumer packaged goods, and pharmaceutical industries. Prior to Keurig Dr Pepper, Mr. Priyadarshi was the CFO of Vista Outdoor Inc., a leading global designer, manufacturer and marketer of consumer products in the outdoor sports and recreation markets, from April 2020 to October 2022. He had previously been CFO of Flexport, a digital freight forwarder, from 2018 to 2019, where he led all financial operations, Global Real Estate and Insurance P&L for the company. Mr. Priyadarshi joined Flexport from Walmart, where he was Vice President of Finance for Walmart U.S. eCommerce from 2017 to 2018, driving all retail finance operations for Walmart.com, Hayneedle.com, Shoes.com, Moosejaw.com, Store No 8 (technology startup incubator) and Walmart's partnership with Google. Prior to this role, he was the Vice President, Finance & Strategy at Walmart U.S. from 2016 to 2017 and was responsible for leading finance for Walmart's general merchandise and soft line business unit, a $100B division. He joined Walmart from Cipla, a $10 billion market cap publicly traded top 10 global generic pharmaceutical company, where he was the Global Chief Operating Officer, and previously Group Head, Corporate Strategy and Development. Mr. Priyadarshi worked for PepsiCo from 1999 to 2013 growing through the ranks in various management and leadership roles in Finance, Strategy and Operations. In his last role at PepsiCo, he served as CFO of Global R&D and Global Nutrition Platforms, a $10B nutritious food and beverage business. Mr. Priyadarshi is a graduate of Physics from India and has an MBA in Finance from University of Technology, Sydney.

Qualifications: The finance, logistics, and technology expertise reflected in Mr. Priyadarshi's biography support the Board's conclusion that he should be nominated as a director.

Scott K. Sorensen



Age: 64
Director since: May 2005

Mr. Sorensen currently serves as the Chief Executive Officer of Cities Strong Foundation, an organization dedicated to improving communities through service, education and mental health initiatives. Mr. Sorensen is the former President of Thatcher Company, Inc., a privately held industrial chemical manufacturer. He served in this role from January 2022 until April 2023. Mr. Sorensen also served as Chief Financial Officer of Thatcher Company, Inc. from January 2022 to July 2022. Previously, Mr. Sorensen served as Managing Director of Sorensen Capital, LLC from November 2019 until January 2022. From May 2018 through November 2019, Mr. Sorensen served as the President and Chief Operating Officer of Ivanti Software and member of its Board of Directors. Ivanti is a leading enterprise software provider of unified IT solutions for the security, endpoint management and service management requirements of customers. Prior to his role as President and Chief Operating Officer of Ivanti Software, Mr. Sorensen served as the President and Chief Executive Officer and was a member of the Board of Directors of Sorenson Holdings which is a leading provider of assistive communications products and services from 2016 – 2018. Mr. Sorensen also held the position of Chief Operating Officer from 2012 – 2016 and served as the Chief Financial Officer from 2007 – 2016. Previously, Mr. Sorensen served as the Chief Financial Officer of Headwaters Inc. from 2005 – 2007 which was a diversified energy and construction materials provider. Prior to joining Headwaters, Mr. Sorensen was the Vice President and Chief Financial Officer of Hillenbrand Industries, a manufacturer and provider of products and services for the health care and funeral services industries, from 2001 – 2005. Mr. Sorensen also served in various financial leadership roles at Westinghouse Electric and worked in the operations and aerospace practices with McKinsey & Company.

Qualifications: Mr. Sorensen's financial expertise and experience in corporate finance, combined with his experience in manufacturing, cybersecurity and technology, strategy and M&A, as reflected in his biography, and his participation on our Board, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Stuart A. Taylor II



Age: 65

Director since: August 2019

Mr. Taylor is the Chief Executive Officer of The Taylor Group LLC, a private equity firm focused on creating and acquiring businesses. In this role, which he has held since 2001, Mr. Taylor oversees the firm's sourcing and execution of investments and acquisition and disposition transactions. In addition, Mr. Taylor delivers deep financial and transactional expertise based on his Wall Street career along with significant experience as a director for publicly traded companies. He previously held positions as senior managing director at Bear, Stearns & Co. Inc. (1999-2001), and managing director of CIBC World Markets and head of its Global Automotive Group and Capital Goods Group (1996-1999). He also served as managing director of the Automotive Industry Group at Bankers Trust (1993-1996), following a 10-year position in corporate finance at Morgan Stanley & Co.

Mr. Taylor was previously a member of the Board of Directors of Essendant Inc., formerly known as United Stationers Inc., a wholesale distributor of business products, from 2011 until its sale to Staples Inc. in January 2019. In addition, in October 2020, Mr. Taylor was appointed to the board of directors of Solenis LLC, a privately held global producer of specialty chemicals for water-intensive industries, where he serves on the Compensation Committee. He also serves as a director for Atmus Filtration Technologies Inc. and Ball Corporation. He is a graduate of Yale University and received an MBA from the Harvard Graduate School of Business.

Qualifications: Mr. Taylor's in-depth knowledge of strategic M&A and corporate development, financial expertise and service on other public company boards, as reflected in his biography, support our Board's conclusion that he should again be nominated as a director.

Brent L. Yeagy



Age: 55
Director since: October 2016

Brent L. Yeagy is an industrial manufacturing leader with more than 25 years of experience in the automotive and commercial transportation industries. Since June 2018, Mr. Yeagy has been responsible for the strategic direction and operations of Wabash (NYSE: WNC) in his role as President and Chief Executive Officer.

Before his appointment as President and CEO, Mr. Yeagy was President and Chief Operating Officer from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products.

Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994.

Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

Mr. Yeagy proudly serves on the boards of directors for the National Association of Manufacturers and the Transportation and Supply Chain Institute at the University of Denver.

> **Qualifications:** Mr. Yeagy's more than 25 years of experience in executive leadership, beginning with his career in the United States Navy, and his strong background in managing many facets of operations in a manufacturing company, as reflected in his biography, and his role as our President and Chief Executive Officer, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Board Recommendation

The Board of Directors UNANIMOUSLY recommends a vote "FOR" the election of each of the director nominees listed above.

Corporate Governance

Governance Guidelines & Code of Business Conduct & Ethics

The Board has adopted Corporate Governance Guidelines (the "Guidelines") which set forth a framework within which the Board oversees and governs the affairs of Wabash. The Guidelines cover, among other things, the composition and functions of the Board, director independence, director stock ownership, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

Our Board has also adopted a Code of Business Conduct and Ethics (which applies to all of our directors, officers, and employees) and an additional Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers (together, the "Codes"). The Codes cover, among other things, compliance with laws, rules and regulations, conflicts of interest, corporate opportunities, confidentiality, protection and use of Company assets, and the reporting process for any illegal or unethical conduct. Any amendment to, or waiver from, a provision of the Codes for a director or executive officer will be promptly disclosed and posted on our website as required by law or the listing standards of the NYSE.

The Guidelines and the Codes are available on the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Board Structure and its Role in Risk Oversight

Director Independence

In February 2026, our Board of Directors undertook its annual review of director independence to determine the independence of our directors in accordance with NYSE listing standards and the Guidelines. As a result of this review, the Board of Directors affirmatively determined that all of the directors nominated for election at the Annual Meeting and all currently serving directors are independent of Wabash and its management within the meaning of the rules of NYSE and the Guidelines, with the exception of Brent L. Yeagy, our President and Chief Executive Officer.

Independent Chairperson

The Board does not have a formal policy on whether the roles of Board Chairperson and Chief Executive Officer should be separate or combined. Rather, the Guidelines provide that the independent members of the Board may select the Chairperson of the Board and the Company's Chief Executive Officer in the manner they consider in the best interests of the Company.

Currently, the Board believes that it is in the best interests of the Company for the Chairperson and Chief Executive Officer positions to be held by separate persons, given the differences between the two roles in our current management structure. Our Chief Executive Officer, among other duties, is responsible for presenting strategic plans to the Board for review and approval, implementing the Company's strategic direction and the day-to-day leadership and performance of the Company. The Chairperson of the Board, among other responsibilities, presides at the executive sessions of our independent and non-management directors (unless a lead independent director has been appointed) and facilitates communication between our independent directors and management. However, the Board reserves the right to combine the positions of the Chief Executive Officer and Chairperson, should it determine that such a change is appropriate for our Company in the future.

In the event that our Board's Chairperson is not an independent director in accordance with NYSE listing standards and our Guidelines, the independent directors shall appoint from among themselves a lead independent director. If appointed, such lead independent director shall preside at executive sessions. Our current Chairperson is an independent director and we have no lead independent director at this time.

Director Refreshment

Our Guidelines require that once any Board member reaches the age of 72, the Nominating, Corporate Governance and Sustainability Committee must annually consider the member's continuation on the Board, and recommend to the Board whether, in light of all the circumstances, the Board should request that such member continue to serve on, or retire from, the Board. As of the date of the 2026 Annual Meeting, none of the director nominees will have reached the age of 72.

Director Attendance

During 2025, our Board held 4 meetings. In 2025, all the directors attended 75% or more of the total meetings of the Board and of the committees on which they serve that were held during the period that the director served on the Board. Our Board strongly encourages all of our directors to attend our Annual Meeting, and in 2025, all of our then serving directors attended the Annual Meeting.

Proxy Statement

Board's Role in Risk Oversight

Board of Directors

The Board believes that strong and effective internal controls and risk management processes are essential elements in achieving long-term stockholder value. The Board, directly and through its committees, is responsible for overseeing material risks potentially affecting the Company, while management is responsible for implementing processes and controls to mitigate the effects of identified risks on the Company and managing day-to-day risks. Management also provides the Board with regular reports regarding oversight of financial and systemic risks within the Company.

The risk oversight by each of the Board's regular standing committees is detailed below. Each committee reports to the Board of Directors quarterly regarding the committee's risk management considerations and actions.

Audit Committee	Nominating, Corporate Governance and Sustainability Committee	Compensation Committee	Finance Committee
• Reviews audit and financial controls • Investigates any matters pertaining to the integrity of management, including conflicts of interest, compliance with our financial controls, and adherence to Company policies • Regularly meets with our General Counsel and members of management to discuss and assess potential enterprise risks, including potential cybersecurity risks and risk management related to information privacy • Regularly meets with our external auditors to discuss and assess potential risks • Reviews our risk management practices and risk-related policies (including the Codes) • Evaluates potential related person transactions	• Reviews our Governance Guidelines and Code of Business Conduct and Ethics and recommends revisions as necessary • Evaluates director independence, board structure and committee membership • Oversees annual evaluation of the Board, Committees, Chairperson of the Board and CEO • Reviews the Corporate Responsibility Report and recommends revisions as appropriate • Oversees Board succession and professional development • Reviews risk oversight and management in assisting the Board in overseeing governance matters • Oversees the implementation of ESG practices	• Monitors our executive compensation packages and our incentive compensation plans, which seek to encourage appropriate, and not excessive, risk-taking by our executives and other employees • Annually reviews and approves corporate goals and objectives relevant to CEO compensation and evaluates the CEO's performance in light of those goals and objectives	• Assists the Board in its oversight of the Company's capital structure, financing, investment and other financial matters of importance to the Company • Evaluates operational objectives and priorities for the deployment of capital to advance the corporate strategy

Committees of the Board

The Board has four regular standing committees: (1) the Nominating, Corporate Governance and Sustainability Committee, (2) the Compensation Committee, (3) the Audit Committee and (4) the Finance Committee. Each committee maintains a charter, which can be accessed electronically from the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

The following table indicates each regular standing committee or committees on which our directors served as of December 31, 2025:

NAME	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE	COMPENSATION COMMITTEE	AUDIT COMMITTEE	FINANCE COMMITTEE
Therese M. Bassett	Chair	Member		
John G. Boss		Chair	Member	
Trent J. Broberg	Member			Member
Larry J. Magee	Member	Member		
Ann D. Murtlow	Member	Member		
Sudhanshu Priyadarshi			Member	Member
Scott K. Sorensen			Chair	Member
Stuart A. Taylor II			Member	Chair
Brent L. Yeagy				Member

Nominating, Corporate Governance and Sustainability Committee

The Nominating, Corporate Governance and Sustainability Committee met 5 times during 2025. The Nominating, Corporate Governance and Sustainability Committee's responsibilities include:

• Assisting the Board by leading board member recruitment efforts, including identifying individuals or reviewing stockholder-nominated individuals qualified to become directors, recommending to the Board the director nominees for the next annual meeting of stockholders, and performing initial interviews of potential board member candidates;

• Developing and recommending to the Board a set of corporate governance principles applicable to the Company;

• Leading the Board in its annual review of the Board's performance;

• Recommending to the Board director nominees for each Board committee;

• Assisting the Board in oversight of governance matters, reviewing and assessing the effectiveness of Wabash's environmental, social and governance ("ESG") polices, goals and programs;

• Overseeing implementation of ESG practices;

• Regularly reviewing and providing updates to the Board regarding ESG compliance developments; and

• Overseeing and advising the Board on ESG-related engagement efforts with key stakeholders.

Proxy Statement

As part of the Nominating, Corporate Governance and Sustainability Committee's annual review of the Board's performance, and its process for recommending director nominees for the next annual meeting of stockholders (which is described in more detail below under "Nomination of Director Candidates,") it regularly considers each member's attendance and overall contributions to the Board, the diversity of the Board's composition (including diversity of expertise, geography, age, gender, race, and ethnicity), and the willingness of a member to represent and serve the long-term interests of our stockholders.

Compensation Committee

The Compensation Committee met 6 times during 2025. The Compensation Committee's responsibilities include:

- Considering, recommending, and approving target total compensation levels, incentive compensation plans, and equity-based plans for our executive officers;
- Annually reviewing and recommending to the Board the forms and amounts of director compensation; and
- Annually reviewing and approving the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations.

The Compensation Committee annually assesses the desirability of proposing and making recommendations to the Board with respect to any new incentive-compensation plans and equity-based plans and any increase in shares reserved for issuance under existing equity plans. The Compensation Committee engages an independent compensation consultant to provide competitive market assessments regarding executive officer compensation and non-employee director compensation, which are used by the Compensation Committee to determine appropriate executive officer and director compensation levels that are in line with the Company's compensation plans, philosophies and goals. The Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation advisor in 2023 after completing a request for proposal process and continued to engage FW Cook during 2025.

The Compensation Committee evaluates performance with respect to corporate goals and objectives, relative stockholder return and other factors. Additional information regarding the Compensation Committee's process for determining executive officer compensation can be found below in the Compensation Discussion and Analysis section of this Proxy Statement under the heading "Compensation Methodology and Process."

Audit Committee

The Board has established a separately designated standing Audit Committee in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met 9 times during 2025. In addition to the Board's determination that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE, the Board also determined that Messrs. Boss, Priyadarshi, Sorensen and Taylor are "audit committee financial experts" as defined by the rules of the SEC, and that they have accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

The Audit Committee's responsibilities include:

- Reviewing the independence of the independent auditors and making decisions regarding engaging and discharging independent auditors;
- Reviewing with the independent auditors the plans and results of auditing engagements;
- Reviewing and approving non-audit services provided by our independent auditors and the range of audit and non-audit fees;

- Reviewing the scope and results of our internal audit procedures and the adequacy of the system of internal controls;

- Overseeing special investigations, if any;

- Reviewing our financial statements and reports filed with the SEC;

- Overseeing our efforts to ensure that our business and operations are conducted in compliance with legal and regulatory standards applicable to us, as well as ethical business practices;

- Overseeing the Company's internal reporting system regarding compliance with federal, state and local laws;

- Establishing and implementing procedures for confidential communications for "whistleblowers" and others who have concerns with our accounting, internal accounting controls and audit matters; and

- Reviewing our significant accounting policies.

Cybersecurity is a critical part of risk management for the Company. The Audit Committee appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. Wabash implements protections and controls against cybersecurity threats, including threats of compromised credentials, phishing, exploitation of vulnerabilities and Botnet attacks. The Audit Committee also surveys data and factors that impact costs and incident response efforts. Through methods like artificial intelligence platforms with an array of technologies, an incident response team, extensive encryption, ongoing employee training and tests of the incident response plans, Wabash has established a strong foundation in cybersecurity efforts and will continue to evolve with additional technology-forward initiatives.

Finance Committee

The Finance Committee met 4 times during 2025. The Finance Committee's primary purpose is to assist the Board in its oversight of the Company's capital structure, financing, investment and other financial matters of importance to the Company.

The Finance Committee's responsibilities include evaluating and making recommendations to the Board with respect to:

- Strategic transactions, including mergers, acquisitions, and divestitures, as well as joint ventures and other equity investments;

- The Company's capital structure, including potential issuances of debt and equity securities, credit agreements and material changes thereto, capital investment policy, leverage and liquidity levels, share repurchases, stock splits, and dividends;

- Cash generation capability and cash forecasts;

- The Company's operational objectives and priorities for the deployment of capital to advance the corporate strategy;

- The parameters of, and assumptions underlying, the Company's annual operating plan, capital plan and long-term financial plan; and

- The Company's performance with respect to strategies, investments, and initiatives versus original projections.

Proxy Statement

Prohibition Against Insider Trading

We have adopted and maintain an insider trading policy, called the Wabash National Corporation Securities Trading Policy, governing the purchase, sale and other dispositions of Company securities by the Company and our directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards of the NYSE. The Wabash National Corporation Securities Trading Policy prohibits our employees, including our NEOs, and directors from trading in our securities at times when they have material, non-public information about our Company's affairs.

Related Persons Transactions Policy

Our Board has adopted a written Related Persons Transactions Policy that sets forth our policy and procedures for review, approval and monitoring of transactions between the Company and "related persons." Related persons include directors, nominees for director, executive officers, stockholders owning 5% or greater of our outstanding stock, and any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

Pursuant to the policy, transactions involving amounts exceeding $120,000, in which a related person has a direct or indirect material interest, must be approved, rejected or referred to the Board by the Audit Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by the Company in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law. When evaluating potential related person transactions, the Audit Committee considers all reasonably available facts and circumstances and approves only the related person transactions determined in good faith to be in compliance with, or not inconsistent with, our Code of Business Conduct and Ethics, and the best interests of our stockholders.

The Related Persons Transaction Policy provides that management, or the affected director or officer will bring any potentially relevant transaction to the attention of the Audit Committee. Additionally, each year, our directors and executive officers complete questionnaires designed to elicit information about potential related person transactions, and the directors and officers must promptly advise the Corporate Secretary if there are any changes to the information previously provided. If a director is involved in the transaction, he or she will be recused from all discussions and decisions with regard to the transaction, to the extent practicable. The transaction must be approved in advance. All related person transactions will be disclosed to the full Board and will be included in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and the NYSE. During 2025, there were no required disclosures arising from such relationships.

Nomination of Director Candidates

Qualifications of Director Candidates

To be considered by the Nominating, Corporate Governance and Sustainability Committee, a director nominee must meet the following minimum criteria:

- Has the highest personal and professional integrity;

- Has a record of exceptional ability and judgment;

- Possesses expertise, skills, experience and knowledge useful to our oversight;

- Is able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings; and

- Has the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of the Company and its stockholders.

In reviewing these and other relevant criteria, the Board may consider the diversity of director candidates, including diversity of expertise, geography, gender, race, and ethnicity. We seek independent directors from a range of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. Our goal is that the combined characteristics, professional skills and knowledge of individual director candidates result in a Board that is effective, collegial, and responsive to the needs of the Company and its stockholders.

Proxy Statement

Director Nomination Process

The Nominating, Corporate Governance and Sustainability Committee recommends to the Board nominees that best suit the Board's needs at the time of the nomination. Nominees are selected by the committee with the assistance of, if desired by the committee, a retained search firm, after reviewing the candidates' credentials, clearing potential conflicts, performing reference checks, and conducting interviews with the candidates to determine if they meet the qualifications described above.

The Nominating, Corporate Governance and Sustainability Committee will consider stockholder recommendations for director nominees sent to the Nominating, Corporate Governance and Sustainability Committee, Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. Stockholder recommendations for director nominees should include:

- The name and address of the stockholder recommending the person to be nominated;

- A representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding;

- A description of all arrangements or understandings between the stockholder and the recommended nominee;

- Such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act;

- The consent of the recommended nominee to serve as a director if so elected; and

- All other required information set forth in our Bylaws.

Stockholders' nominees that comply with the procedures for submitting a stockholder nomination will receive the same consideration as other candidates identified by or to the Nominating, Corporate Governance and Sustainability Committee. The procedures for submitting a stockholder nomination are set forth below under the heading "General Information – Stockholder Proposals and Nominations." Upon receipt by the Corporate Secretary of a stockholder notice of a director nomination, the Corporate Secretary will notify the stockholder that the notice has been received and will be presented to the Nominating, Corporate Governance and Sustainability Committee for review.

Director Compensation

The Compensation Committee makes recommendations to the full Board regarding non-employee director compensation. FW Cook reviewed our director compensation with the Compensation Committee at the beginning of 2025. As a result of such review, at the February 2025 Board meeting and based upon the recommendation of our Compensation Committee, the Board approved an increase of $10,000 to the equity portion of the annual Board retainer, resulting in the following annual retainers for 2025:

2025 ANNUAL RETAINERS [1]	AMOUNT
Board	$230,000 [2]
Member:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating, Corporate Governance and Sustainability Committee	$ 8,000
Finance Committee	$ 8,000
Chairperson of the Board	$100,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating, Corporate Governance and Sustainability Committee Chair	$ 15,000
Finance Committee Chair	$ 15,000

(1) All annual cash retainers are paid in quarterly installments. Annual grants of restricted stock units, referenced in footnote 2 below, are granted as a single award following the election of directors at the annual meeting.

(2) Consists of an $80,000 cash retainer and an award of restricted stock units of Company stock having an aggregate market value at the time of grant of $150,000. Restricted stock units vest in full on the first anniversary of the grant date.

The following table summarizes the compensation paid to our directors for services during 2025, other than Mr. Yeagy, whose compensation is discussed below under Executive Compensation.

Director Compensation for the Year Ended December 31, 2025

NAME	(1) FEES EARNED OR PAID IN CASH ($)	(2) STOCK AWARDS ($)	(3) ALL OTHER COMPENSATION ($)	TOTAL ($)
Larry J. Magee	$196,000	$150,000	$7,840	$353,840
Therese M. Bassett	$104,113	$150,000	$ —	$254,113
John G. Boss	$103,228	$150,000	$ —	$253,228
Trent J. Broberg	$ 96,000	$150,000	$ —	$246,000
Ann D. Murtlow	$ 98,596	$150,000	$ —	$248,596
Sudhanshu Priyadarshi	$ 98,000	$150,000	$3,920	$251,920
Scott K. Sorensen	$108,000	$150,000	$4,320	$262,320
Stuart A. Taylor II	$105,000	$150,000	$ —	$255,000

(1) Consists of cash fees earned in 2025 for annual retainers. This column includes any amounts a director elects to defer pursuant to the Non-Qualified Deferred Compensation Plan. The terms of this plan are discussed below.

(2) For each director, consists of a grant of 15,448 restricted stock units on May 14, 2025, which vest on May 14, 2026. As of December 31, 2025, each non-employee director held 15,448 unvested restricted stock units.

(3) Consists of the Company's match pursuant to our Non-Qualified Deferred Compensation Plan. The Company fully matches the first 3%, and 50% of the next 2%, of earnings deferred by a participant under the Non-Qualified Deferred Compensation Plan.

Proxy Statement

FW Cook again reviewed our director compensation with the Compensation Committee at the beginning of 2026. Following such review, at the February 2026 Board meeting and based upon the recommendation of our Compensation Committee, the Board voted to make no changes to non-employee director compensation for 2026.

Non-employee Director Stock Ownership Guidelines

The Board believes that it is important for each director to have a financial stake in the Company because it aligns the director's interests with those of the Company's stockholders. To meet this objective, the Board has established stock ownership guidelines, which require each non-employee director to hold 50% of all Company shares received from annual retainers (the "Director Holding Requirement") until the non-employee director achieves a target ownership level equal to five (5) times the cash portion of the non-employee director's Annual Board Retainer (provided, however, that the Director Holding Requirement shall never prohibit a director from withholding, selling, or tendering enough shares from an equity award to satisfy all applicable withholding taxes on such award). Once a non-employee director has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Director Holding Requirement, unless and until his/her ownership level falls below the target.

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the non-employee director and vested and unvested restricted stock and restricted stock units, including those deferred under the non-qualified deferred compensation plan.

Non-employee directors are required to comply with the Director Holding Requirement immediately upon their appointment as a director and are required to meet their target ownership level within five years of becoming a director. As of December 31, 2025, all non-employee directors had either met their target ownership level or had more time to do so, and all directors who had not yet met their target ownership level were in compliance with the Director Holding Requirement.

Non-Qualified Deferred Compensation Plan

Directors may defer their cash retainer and their restricted stock unit awards under the Company's non-qualified deferred compensation plan. The Company matches dollar-for-dollar the first 3% of cash retainers that a director defers into the plan and one-half of the next 2% the director contributes to the plan. The Company does not make matching contributions with respect to any deferred restricted stock unit awards. Deferrals of cash retainers may be invested into one or more investment funds available under the plan from time to time, and directors can elect to have the funds paid out in a lump sum or up to 10 annual installments following termination from the Board, as well as limited in-service distributions. Deferrals of restricted stock units are deemed invested in shares of the Company's common stock and are paid out in shares at the time the director terminates from the Board. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

Other

The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an allowance of $20,000 (every two years) to reimburse costs associated with attending continuing education courses related to Board of Directors service.

Compensation Discussion and Analysis

Compensation Highlights

Our compensation program is designed to motivate our executives and other salaried employees to execute our business strategies and strive for higher Company performance, while maintaining our core values, as described in our Proxy Statement Summary. Although Wabash's compensation program applies to most salaried employees, the following compensation discussion and analysis ("CD&A") focuses on our compensation program and policies' applicability to our Named Executive Officers, whom we refer to as NEOs. Our NEOs for 2025 are as follows:

Brent L. Yeagy
President, Chief Executive Officer, Director

Patrick J. Keslin
Senior Vice President, Chief Financial Officer

Michael N. Pettit
Senior Vice President, Chief Growth Officer

Donald Winston
Senior Vice President, Chief Operating Officer [1]

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer, Corporate Secretary

(1)   Prior to January 15, 2025, Mr. Winston's title was Senior Vice President, Global Operations.

Compensation Best Practices

Highlighted below are certain executive compensation governance practices (that we employ and avoid) that support the needs of our business, drive performance and align with our stockholders' long-term interests. These practices include:

PRACTICES WE EMPLOY	PRACTICES WE AVOID
✔ Pay for Performance	✘ Pledging, Hedging, and Short Sales of Our Stock
✔ Market Competitive Executive Severance/Change in Control Policy	✘ Repricing Underwater Stock Options or Stock Appreciation Rights Without Stockholder Approval
✔ Annual Review of our Peer Group	✘ Employment Contracts
✔ Engage Independent Compensation Consulting Firm	✘ Executive Pension Plans
✔ Annual NEO Performance and Pay Review	✘ Substantial Perquisites
✔ Rigorous Stock Ownership Requirements for Executives and Non-Employee Directors	✘ Having Non-Independent Directors on the Compensation Committee
✔ Incentive Compensation Designed to Discourage Excessive Risk-Taking	✘ Single Trigger Change in Control Benefits
✔ Compensation Recovery Policy	

Summary of Compensation Elements

Each component of Wabash's compensation program is summarized in the table below. A more detailed discussion of each element can be found below under the heading "Compensation Program Elements."

COMPONENT	DESCRIPTION	WHERE REPORTED IN THE EXECUTIVE COMPENSATION TABLES
Base Salary	• Fixed cash compensation. • Takes into consideration executive's level of responsibility, experience, knowledge and performance, internal equity considerations, and a competitive market assessment.	• *Summary Compensation Table –"Salary" column.*
Short-Term Incentive Award	• Variable short-term incentive paid in cash based on annual performance against Company-wide financial goals. • Purpose is to promote the achievement of short-term financial goals aligned with fiscal year operational objectives and stockholder interests.	• *Summary Compensation Table –"Non-Equity Incentive Plan Compensation" column.* • *Grants of Plan-Based Awards Table –"Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column.*
Long-Term Incentive Award	• Variable compensation delivered through a combination of Performance Stock Units and Restricted Stock Units. • Objectives are to create alignment with stockholder interests and promote achievement of longer-term financial and strategic objectives, reward executives for long-term growth and performance of the Company and encourage executive retention.	• *Summary Compensation Table –"Stock Awards" column.* • *Grants of Plan-Based Awards Table –"Estimated Possible Payouts Under Equity Incentive Plan Awards" column.* • *Outstanding Equity Awards at Fiscal Year-End Table.* • *Option Exercises and Stock Vested Table.*
Perquisites	• We provide limited perquisites to help us remain competitive with the market.	• *Summary Compensation Table –"All Other Compensation" column.*
Retirement and Deferred Compensation Benefits	• The NEOs participate in our 401(k) plan, which includes a Company match, on the same terms as all other salaried employees. • A select group of employees, including the NEOs, can elect to defer their base salary and/or their annual cash bonus under our non-qualified deferred compensation plan. We partially match employee contributions when the performance of the Company allows.	• *Summary Compensation Table –"All Other Compensation" column.* • *Non-Qualified Deferred Compensation Table.*
Potential Payments Upon Change in Control and Certain Terminations of Employment	• Encourages executives to operate in the best interests of stockholders both before and after a Change in Control event. • Provides market competitive benefits in the event of certain terminations of employment.	• *Potential Payments on Termination or Change in Control Payment and Benefits Estimate Table.*

Our 2025 Say-on-Pay Vote

The Compensation Committee carefully considered the results of the Company's "Say-on-Pay Vote" taken by stockholders at its 2025 Annual Meeting, and the Committee plans to continue to carefully consider the results of this vote each year. At the 2025 Annual Meeting, over 91% of the stockholder votes cast on the proposal were cast in favor of the resolution stating that the stockholders "approve the compensation of Wabash's executive officers." The Compensation Committee believes that the level of support indicated by this vote reflects favorably on the Company's executive compensation program, which emphasizes "pay for performance," even in the highly cyclical industry in which Wabash operates.



Compensation Objectives and Philosophy

The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, we:

- **Target NEO total compensation package competitive with peers** – We regularly compare our NEOs' total compensation levels, as well as the elements of our NEO pay, with companies of a similar industry, size and complexity;
- **Deliver a meaningful proportion of NEO compensation in share-based incentives** – In 2025, approximately 64% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average approximately 47% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value and strengthening alignment between NEO and stockholder interests;
- **Encourage NEOs to be long-term stockholders** – In addition to delivering a significant portion of each of our NEO's compensation in share-based compensation, we also require that each of our NEOs hold shares of our stock equal to a multiple of his or her base salary; and
- **Weight a significant portion of NEO compensation toward variable and performance-based pay elements** – In 2025, approximately 83% of Mr. Yeagy's total direct compensation, and on average approximately 70% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.

Yeagy

Base Salary 16.64%
Short Term Incentive 19.14%
RSUs/PSUs 64.22%
Short Term
Long Term
Performance Based 100.00%

Pettit

Base Salary 24.11%
Short Term Incentive 19.29%
RSUs/PSUs 56.60%
Short Term
Long Term
Performance Based 100.00%

Glazner

Base Salary 29.33%
Short Term Incentive 23.46%
RSUs/PSUs 47.21%
Short Term
Long Term
Performance Based 100.00%

Winston

Base Salary 30.31%
Short Term Incentive 24.24%
RSUs/PSUs 45.45%
Short Term
Long Term
Performance Based 100.00%

Keslin

Base Salary 33.20%
Short Term Incentive 26.56%
RSUs/PSUs 40.24%
Short Term
Long Term
Performance Based 100.00%

Compensation Methodology and Process

The Compensation Committee, consisting of only independent members of the Board, is responsible for considering, recommending, and approving our incentive compensation plans and our equity-based plans for our executive officers. In connection with that work, the Compensation Committee annually reviews and approves the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations. In addition, the Compensation Committee annually reviews and recommends to the Board the forms and amounts of director compensation.

To assist it in setting executive compensation for 2025, the Compensation Committee engaged FW Cook, an independent compensation consultant, to help ensure that our compensation packages remain competitive with the market. Additional details about FW Cook's role are discussed below under the heading "The Role of the Independent Compensation Consultant." In addition to reviewing the market data provided by FW Cook, the Compensation Committee also considered the following factors when making compensation decisions for each of our NEOs in 2025:

- The CEO's evaluation of each of the other NEOs' performance, as well as his recommendations for changes to the NEOs' base salaries (if any) and annual and long-term incentive plan target award levels. Note that the Compensation Committee has the discretion to accept, reject or modify any of the CEO's recommendations, and the NEOs are not present during these discussions;

- Our Directors' annual evaluation of the CEO's performance, as obtained by the Nominating, Corporate Governance and Sustainability Committee, and delivered by the Compensation Committee;

- The executive's level of responsibility, experience, knowledge and performance during the prior year;

- Internal pay equity;

- The expected cost of the incentive plans to the Company and the present and future availability of shares under our equity plans; and

- The results of our annual non-binding "say-on-pay" proposal, as discussed above under the heading "Our 2025 Say-On-Pay Vote."

The Role of Independent Compensation Consultant

Our Compensation Committee retains an independent compensation advisor to provide compensation market data and generally review and advise the Compensation Committee regarding our compensation programs, policies and disclosures. The Compensation Committee engaged FW Cook as its independent compensation consultant beginning in August 2023 and continued to retain FW Cook during 2025.

FW Cook's engagement during 2025 encompassed advisory services such as annual review of executive compensation philosophy, a competitive assessment of executive compensation levels and "pay-for-performance" linkage, executive cash and equity incentive program design, competitive assessment of non-employee director compensation, analyses of compensation peer groups, and other ad hoc support. FW Cook has not and does not provide any other services to Wabash. The Compensation Committee evaluated FW Cook as a compensation consultant, taking into consideration all relevant factors required under NYSE listing standards, and determined, based on its analysis in light of all relevant factors, that the work of FW Cook has not created any conflicts of interest, and that FW Cook is independent pursuant to the independence standards set forth in the NYSE listing standards promulgated pursuant to Section 10C of the Exchange Act.

Peer Group Analysis and Market Compensation Data

As referenced above, the independent compensation consultant provides the Compensation Committee with market compensation data to help the Compensation Committee assess the competitiveness of total compensation for each NEO on an annual basis. However, the Committee does not use this data to specifically target a certain percentage or level of compensation for the NEOs compared to our peer groups. Rather, the Committee considers competitive peer group data as one significant factor in setting pay levels.

FW Cook provided the Compensation Committee with market data for purposes of setting 2025 compensation from the following three sources: (i) published proxies of companies specifically selected as proxy peer companies (the "Proxy Peer Group"), (ii) the proprietary Equilar database; and (iii) the FW Cook Executive Compensation Survey. In setting 2025 compensation, the Committee utilized data from the Proxy Peer Group as the primary data source to assess the competitive positioning for all NEO's target compensation. Data from the Equilar database and FW Cook's Executive Compensation Survey were considered secondary data sources.

With respect to the Equilar database, we pull data for all companies that are in machinery and auto components industries with revenues equal to 1/3-3x that of our Company.

For purposes of setting executive compensation levels for 2025, FW Cook relied on the same peer group we used for setting compensation in 2024, which included the following companies that were selected for being in a similar industry and having similar revenue and market capitalization as Wabash.

2024 PROXY PEER GROUP

A.O. Smith Corporation	Federal Signal Corporation	Patrick Industries
Astec Industries	Greenbrier Companies, Inc.	REV Group
Chart Industries, Inc.	Holley Inc.	Saia, Inc.
Commercial Vehicle Group, Inc.	ITT Inc.	Schneider National
Cooper-Standard Holdings Inc.	LCI Industries Inc	The Shyft Group, Inc.
Crane Company	Miller Industries	Trinity Industries, Inc.
Dorman Products	Modine Manufacturing Co.	Winnebago Industries

Later in 2025, the Compensation Committee did a fulsome review of the companies included in the 2024 Proxy Peer Group with the help of FW Cook, which included the following steps:

- Considering a range of publicly traded manufacturing and transportation companies, as our current NEOs could serve as a pool of talent for these types of companies;

- Filtering these companies by their similarity to Wabash in size and complexity;

- Applying other qualitative criteria including adjacency to the trucking industry, lines of operation, among other additional criteria; and

- Considering any companies from the 2024 Proxy Peer Group or other compensation peer groups that include Wabash as a constituent.

Proxy Statement

In August 2025, we selected the following 2025 Proxy Peer Group, which consists of 20 companies from the 2024 Proxy Peer Group and 2 new companies based on the above criteria:

2025 PROXY PEER GROUP (APPROVED AUGUST 2025)		
A.O. Smith Corporation	Greenbrier Companies, Inc.	REV Group
Astec Industries	Holley Inc.	Saia, Inc.
Chart Industries, Inc.	ITT Inc.	Schneider National
Commercial Vehicle Group, Inc.	LCI Industries Inc.	Stoneridge, Inc. *(new)*
Cooper-Standard Holdings Inc.	Miller Industries	Trinity Industries, Inc.
Crane Company	Modine Manufacturing Co.	Winnebago Industries
Dorman Products	Motor Parts of America, Inc. *(new)*	
Federal Signal Corporation	Patrick Industries	

Compensation Program Elements

The following information describes, in detail, each element of our executive compensation program for 2025, including a discussion of performance metrics and compensation levels. It is intended that this information be read in conjunction with the information provided in the tables that follow this CD&A.

Base Salary

Base salaries are intended to provide a stable source of compensation for each of our NEOs. In determining salary levels for each of our NEOs, the Committee takes into consideration a competitive market assessment provided to it by FW Cook, the NEO's individual performance, level of responsibility, experience and knowledge, as well as each NEO's current salary as compared to the other NEOs and officers of the Company. The following table shows each NEO's 2025 base salary and the changes that the Committee made to Mr. Yeagy, Mr. Keslin, Mr. Pettit, and Ms. Glazner's base salaries compared to their base salaries in effect at the end of 2024. These increases were effective as of July 20, 2025, in recognition of the NEO's performance during the preceding year and to better align the NEO's base salary with the competitive market data.

NAME	2025 ANNUAL BASE SALARY	% INCREASE FROM 2024
Mr. Yeagy	$1,140,000	3.6%
Mr. Keslin	$495,000	10.0%
Mr. Pettit	$575,000	3.6%
Ms. Glazner	$528,000	3.5%
Mr. Winston	$500,000	[1]

(1)   Mr. Winston was promoted to COO on January 15, 2025. Prior to his promotion, his base salary was $400,000, which was set in accordance with Company policies for non-executive compensation. His salary was increased to $500,000 in connection with his promotion and is reflective of his increased responsibilities, internal pay equity considerations, and to make his base compensation more in line with competitive market data for COO compensation.

Management Incentive Plan

Our short-term incentive plan, which we call our Management Incentive Plan, or MIP, is designed to reward participants (which include each of the NEOs as well as other key executives and employees) with a cash bonus for meeting or exceeding threshold financial and other performance goals during a calendar year. At the beginning of each year, we establish a target MIP rate for each participant, which is equal to the percentage of the participant's base salary that he or she will receive as a cash bonus if the MIP goals are achieved at target. However, the actual bonus received may be higher or lower, depending on our financial performance against pre-established performance metrics, which are described in more detail below.

We also have the ability, in our discretion, to decrease (or completely eliminate) a participant's MIP bonus if he or she fails to meet his or her personal performance criteria reviewed during the Company's employee performance review process.

MIP Target Rates

After review and consideration of peer group data and discussion with FW Cook, the Committee approved target MIP rates for each of our NEOs, expressed as a percentage of base salary. The 2025 target MIP rates for each NEO were as follows:

	2025 TARGET MIP RATE
Mr. Yeagy	115%
Mr. Keslin	80%
Mr. Pettit	80%
Ms. Glazner	80%
Mr. Winston	80%

For 2025, the MIP rates for Mr. Yeagy, Mr. Keslin, Mr. Pettit, and Ms. Glazner were unchanged. When Mr. Winston was promoted to Chief Operating Officer, we increased his MIP target to 80% to recognize his increased responsibilities and to pay him more consistently with the other NEOs and to better align his compensation with competitive market practice.

Performance Metrics and Results for the 2025 MIP

Payouts under our 2025 MIP were based 60% on annual Operating Income, 20% on average monthly Net Working Capital as a Percentage of Sales ("NWC") and 20% on parts and service revenue ("P&S Revenue"). The Committee chose to continue to use Operating Income because it believes it is an important indicator of profitability, future growth and stock performance. The Committee chose to continue to use NWC because operational efficiency and cash flow drives NWC performance, making NWC well suited as an annual performance metric since those are items that management can impact over a shorter time-horizon. The Committee chose to retain the P&S Revenue metric because we believe continued growth in this segment is vital to our future profitability and success.

For purposes of the MIP, we define Operating Income, NWC, and P&S Revenue as follows:

• Operating Income means income from operations during 2025 as reported in our financial statements.

• NWC as a Percentage of Sales is calculated as a 13-point monthly average beginning with December 2024 and ending with December 2025, and equals the quotient of (a) total accounts receivable plus inventory minus accounts payable minus customer deposits, divided by (b) net sales, as reported in our financial statements.

• P&S Revenue means our Parts & Services segment sales during 2025, as reported in our financial statements.

Pursuant to the terms of the 2025 MIP, the levels of achievement of Operating Income, NWC, and P&S Revenue are determined after adjusting results to exclude any cumulative effects of the following items, which are generally outside of management's control or are atypical and outside the Compensation Committee's purview when establishing the performance goals: changes in GAAP during the year; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $30 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board Accounting Standards Update No. 2015-01.

Proxy Statement

In addition, the 2025 MIP provides that Operating Income should be adjusted to exclude the cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the year and expenses associated with judgments or the settlement of any claims during the year that exceeded $3 million.

Under the MIP, Operating Income, NWC, and P&S Revenue may be achieved at a threshold, target or maximum level. The threshold, target and maximum goals were based on various outcomes considered by the Compensation Committee, with the target amounts reflecting the Company's operating budget approved by the Board.

Because annual targets for performance goals are set at levels based on our expected financial performance for the year, the Committee believes that paying at 200% of a performance metric's target for superior performance (set at 125% of the Operating Income target goal, 114% of the NWC target goal, and 110% of the P&S Revenue target goal, each set using the Board-approved operating budget) provides appropriate incentive to achieve outcomes clearly exceeding target expectations. However, by establishing a maximum performance goal and capping the potential payout at 200% for achievement of such performance, the Committee believes this reduces the risk that executives might be motivated to pursue excessively high short-term results to maximize short-term payouts, at the expense of the long-term performance of the Company. For 2025, the Committee established a "strike zone" for the Operating Income performance metric ($90 million to $110 million), which is a range of performance in which the target payout is uniformly earned.

The Committee further believes that threshold amounts, which are set at 75% of the Operating Income target goal, 89% of the NWC target goal, and 90% of the P&S Revenue target goal, each set using the Board-approved operating budget, represent sufficient performance to warrant incentive compensation, and that a potential payout equal to 35% of target is appropriate for such an achievement level. If the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero. Actual MIP payouts are interpolated for performance between threshold and target or target and maximum.

The chart below details the goals necessary for the NEOs to achieve MIP payout in 2025:

	THRESHOLD (35%)	TARGET (100%)	MAXIMUM (200%)	ACTUAL	% ACHIEVED
Corporate Operating Income *60% of MIP Award*	$67.5 million	$90-110 million	$137.5 million	Below Threshold	0%
Net Working Capital as a Percentage of Sales *20% of MIP Award*	13.5% or more	12.0%	10.5% or less	12.5%	78.3%
Parts and Service Revenue *20% of MIP Award*	$256.5 million[1]	$285 million	$313.5 million	Below Threshold	0%

(1) In addition, no amount could be earned with respect to the P&S Revenue goal if the P&S EBITDA Margin was less than 17%. For this purpose, P&S EBITDA Margin equals the quotient of (a) earnings before interest, taxes, depreciation, and amortization for the Parts & Services segment dividend by (b) P&S Revenue.

Based on the results shown above, the NEOs each received a MIP payment for 2025 equal to 15.7% of target.

Long-Term Incentive Plan

Our Long-Term Incentive Plan, or LTI Plan, is designed to reward our executives, including the NEOs, for increasing stockholder value. It is also intended to be used as an attraction and retention tool in recruiting and promoting executive talent.

Consistent with past practice, the Compensation Committee made annual LTI grants to the NEOs in February 2025 after the release of 2024 year-end financial results in connection with a regularly scheduled meeting of the Compensation Committee.

For 2025, the Compensation Committee granted a mix of Performance Share Units ("PSUs") and Restricted Stock Units ("RSUs") to each of the NEOs. As in 2024, the Compensation Committee decided to split each NEO's target LTIP award value for 2025 equally between RSUs and PSUs. The allocation reflects the Company's continued focus on executive retention given the current labor market and the challenges of setting multiple-year financial performance goals due to ongoing economic uncertainties. The Committee believes this mix is also appropriate to emphasize its goals of encouraging stock ownership in Wabash, focusing NEOs on long-term growth in stockholder value and setting compensation that is reflective of market practice.

Determining LTI Award Values

In February 2025, the Compensation Committee established the target LTI grant value for each NEO, based on the following factors: level of responsibility, individual performance, peer group data, market dynamics, the number of shares available under the 2025 Omnibus Incentive Plan, and management retention. The LTI target grant value that the Compensation Committee established for each of the NEOs who was an executive officer in February 2025 was as follows:

	2025 LTI TARGET GRANT VALUE
Mr. Yeagy	$4,400,000
Mr. Keslin	$ 600,000
Mr. Pettit	$1,350,000
Ms. Glazner	$ 850,000
Mr. Winston	$ 750,000

To determine the total number of RSUs and PSUs to grant to each NEO, we divide the LTI Target Grant Value set forth above by the closing price of our Common Stock on the date of grant, and then we grant half that amount as RSUs and the other half as PSUs. Note that the amount reported in the "Stock Awards" column of the *Summary Compensation Table* reflects the grant date fair value of the RSUs and PSUs determined in accordance with FASB ASC Topic 718, which may be different that the target grant values reported above.

Proxy Statement

Summary of Terms of PSUs and RSUs

The general terms for the PSUs and RSUs awarded to the NEOs in 2025 are listed below:

	PSUs	RSUs
Performance Metrics	• Relative Total Stockholder Return ("RTSR") • Return on Invested Capital ("ROIC") • Free Cash Flow Conversion ("FCF Conversion")	None
Performance Period	• Three years (2025-2027)	None
Vesting Period	Earned awards, if any, vest in full on third anniversary of the grant date	Award vests 1/3 per year on the first three anniversaries of the grant date
Forfeiture/Settlement	Earned only upon achievement of at least threshold performance level, and paid out in Wabash Common Stock upon vesting	Forfeitable until vesting date, at which time they are settled in Wabash Common Stock

Performance Share Unit Performance Metrics

The Committee added the free cash flow conversion metric and adjusted the weighting for the 2025 PSUs, as summarized in the table below:

PSUS GRANTED IN 2021, 2022 AND 2023	
METRIC	**WEIGHTING**
Relative Total Stockholder Return ("RTSR")	50%
Free Cash Flow Conversion ("FCF Conversion")	25%
Return on Invested Capital ("ROIC")	25%

The Committee retained RTSR (previously 75% weighting) because, among other things, it emphasizes the Company's focus on long-term stockholder value creation and outperformance versus peers. ROIC was also retained (previously 25% weighting) to incentivize the achievement of above-market returns on our cost of capital and to balance the earnings measure in our MIP with a balance sheet measure. The Committee added FCF Conversion because it is a key financial performance indicator that measures our ability to generate cash from operations, which is critical to supporting the Company's multi-year strategic plan and key Company initiatives.

RTSR, ROIC, and FCF Conversion are each measured independently of the other in calculating whether LTI Plan participants will earn the PSUs attributable to such metric. However, if the price of our common stock increases by more than a multiple of four between the grant date of the award and the settlement date, then the total number of shares issued in settlement of the PSUs will be reduced by taking the number of shares that would otherwise be issued absent any limitation and multiplying it by a fraction, the numerator of which is four times the fair market value of a share on the date of grant of the PSUs, and the denominator of which is the fair market value of a share on the date immediately before settlement of the award.

Relative Total Stockholder Return

RTSR measures our total stockholder return against the total stockholder return of our peers. Prior to 2025 RTSR was measured relative to a group of similarly cyclical companies (the "Cyclical Peer Group") over a three-year period; however after reevaluating the Cyclical Peer Group, the Committee believes the fairest way to reward Company performance with regard to stockholder return is to track the S&P SmallCap 600 Industrials Index (the "SmallCap Industrials Index"). The use of the SmallCap Industrials Index was approved by the Committee, following consultation with FW Cook, to simplify the administrative process and align compensation with an appropriate market and industry performance index, as confirmed by analytical testing. As a result, the 2025 PSUs that relate to RTSR will be measured versus the SmallCap Industrials Index, with the start of the performance period being the close of the NYSE markets on December 31, 2024, and our relative ranking versus the SmallCap Industrials Index measured at the completion of the performance period (close of NYSE market on December 31, 2027). RTSR will be measured on full-month stock performance for December 2024 versus December 2027 (using average closing stock price performance for each month) by including only those companies who are in the SmallCap Industrials Index as of the close of business on December 31, 2024, and continue as independent, publicly-traded companies on December 31, 2027.

The Company must achieve an RTSR that puts it at the 25th percentile or above within the Cyclical Peer Group by the end of the three-year performance period for the NEOs to earn at least 50% of the PSUs tied to the RTSR metric. The chart below details the potential RTSR award rates for various percentile ranking. Performance that is between the performance levels set forth below will be interpolated.

Wabash Ranking Against Cyclical Peer Group	% of PSUs Earned
80th or Greater Percentile	200% (Maximum)
50th Percentile	100% (Target)
25th Percentile	50% (Threshold)

Return on Invested Capital

Return on Invested Capital for purposes of the 2025 PSUs will be measured as the three-year average of the trailing 36-month net operating profit after tax on December 31, 2027, divided by the average of month-end invested capital (excluding cash) for each month beginning December 31, 2023, and ending December 31, 2026, but adjusted to exclude the following items, which are generally outside of management's control or are atypical and outside the Compensation Committee's purview when establishing the performance goals: any cumulative effects of changes in GAAP during the performance period; cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the performance period; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $30 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; expenses associated with judgments or the settlement of any claims during the performance period that exceed $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board Accounting Standards Update No. 2015-01 (collectively, the "Adjustments").

The chart below shows the level of ROIC performance that is necessary for the NEOs to earn the PSUs tied to such metric:

ROIC	% OF PSUs EARNED
18%	200% (Maximum)
14%	100% (Target)
10%	50% (Threshold)

Results below the threshold level will result in no portion of the ROIC PSUs being earned. If performance results are between the threshold and target, or target and maximum, performance levels set forth above, then the percent of PSUs earned will be interpolated.

Free Cash Flow Conversion

FCF Conversion for purposes of the 2025 PSUs is the quotient, expressed as a percentage, of the cumulative free cash flow of the Company for 2025-2027, divided by the Company's cumulative net income for 2025-2027, in each case determined after application of the Adjustments, less TaaS-related capital expenditures, and other extraordinary or unanticipated items, as determined by the Committee.

The chart below shows the level of FCF Conversion performance that is necessary for the NEOs to earn the PSUs tied to such metric:

FCF Conversion	% OF PSUs EARNED
125%	200% (Maximum)
100%	100% (Target)
75%	50% (Threshold)

Payout of 2023 PSUs With Performance Cycle Ending December 31, 2025

During 2023, we granted PSUs having a performance period which ended on December 31, 2025, under the 2023 LTI Plan. As noted below, the PSUs under the 2023 LTI Plan were based 75% on RTSR and 25% on ROIC. The RTSR was measured over the three-year period beginning January 1, 2023, and ending December 31, 2025, and the ROIC portion was measured as the three-year average return for calendar years 2023 through 2025. Both goals were achieved below threshold, and as a result, none of the PSU granted in February 2023 were earned.

Perquisites

We offer our NEOs various perquisites that the Committee believes, based on its annual compensation review, are reasonable to remain competitive. These perquisites constitute a small percentage of total compensation, and, for 2025, included only executive physicals and a gross up on such benefit. For more information on these perquisites and to whom they are provided, see footnote 3 to the *Summary Compensation Table*. In addition to the items reported in the *Summary Compensation Table*, NEOs, as well as other Company employees, are provided access to seats at a local sporting venue for personal use when not occupied for business purposes, in each case at no incremental cost to the Company.

Retirement and Deferred Compensation Benefits

Retirement Benefit Plan

The Company has adopted a Retirement Benefit Plan that is applicable to our NEOs. The purpose of the plan is to clearly define benefits that are to be provided to qualified employees who retire from the workforce after service to the Company. Additional information regarding this Plan, including definitions of key terms and a quantification of retirement benefits, is set forth below in the section entitled *Potential Payments on Termination or Change in Control*.

Tax-qualified Defined Contribution Plan

We maintain a tax-qualified defined contribution plan in the form of a traditional 401(k) plan with a Roth 401(k) option, either of which is available to a majority of the Company's employees, including the NEOs. When the Company's financial performance allows, the Company matches dollar-for-dollar the first 3% of compensation an employee places into these plans and matches one-half of the next 2% contributed by the employee to the plan, up to federal limits. Any annual Company matches are reported under the "All Other Compensation" column, and related footnote 3 of the *Summary Compensation Table*.

Deferred Compensation Benefits

We maintain a non-qualified deferred compensation plan that allows eligible highly-compensated employees, including the NEOs, to voluntarily elect to defer receipt of all or a part of their cash compensation (base salary and MIP payouts). The Company matches dollar-for-dollar the first 3% of compensation an employee places into the non-qualified deferred compensation plan and matches one-half of the next 2% the employee contributes to the plan, up to a maximum of 5% of the participant's deferred earnings. Any annual Company matches are reported under the "All Other Compensation" column and related footnote 3 of the *Summary Compensation Table*.

Participants may elect to invest amounts deferred under this program into one or more investment funds available under the non-qualified deferred compensation plan from time to time. We do not guarantee earnings on any investments or otherwise pay any above-market earnings on participants' accounts. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, as well as limited in-service distributions. The non-qualified deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

We make the non-qualified deferred compensation plan available to our highly-compensated employees as a means to attract, retain, and motivate employees by providing an additional method to save for retirement and a mechanism to defer taxation on a portion of compensation. Similar deferred benefits are commonly offered by companies with whom we compete for talent.

For additional information, see the *Non-Qualified Deferred Compensation Table* below.

Severance and Change in Control Benefits

Executive Severance Plan

We maintain the Wabash National Corporation Executive Severance Plan (the "ESP"), which provides severance protections to certain executives who are designated by the Compensation Committee as eligible to participate in the ESP, including all of the NEOs. The ESP is not intended to duplicate any benefits that may be provided under other Company compensation plans or arrangements, but rather to provide benefits to certain executives who agree to execute a release, non-compete, and non-solicitation agreement with the Company upon non-cause based terminations. For additional information regarding the ESP, including definitions of key terms and benefits, see the section below entitled *Potential Payments on Termination or Change in Control*.

Change in Control Plan

We have adopted a Change in Control Plan applicable to NEOs as well as other executives of the Company who are specifically designated by our Board of Directors. We determined that this plan was appropriate based on the prevalence of similar plans within the market, as well as the dynamic nature of the business environment in which we operate. We also believe the Change in Control Plan is an appropriate tool to motivate executive officers to exhibit the proper behavior when considering potential business opportunities because defining compensation and benefits payable under various merger and acquisition scenarios enable the NEOs to set aside personal financial and career objectives and focus on maximizing stockholder value. Furthermore, the Change in Control Plan encourages continuity of the leadership team through the completion of the change in control because the plan does not provide any benefits as the result of an NEO's voluntary termination of employment.

Additional information regarding the Change in Control Plan, including definitions of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2025, is set forth below in the *Potential Payments on Termination or Change in Control — Payment and Benefit Estimates* table.

Executive Stock Ownership Guidelines

Our stock ownership guidelines encourage our executive officers to maintain a certain equity stake in the Company, which aligns their interests with those of other stockholders. Our current stock ownership guidelines provide that each executive is required to hold 100% of the net number of Company shares received through the Company's incentive compensation plans, meaning the total number of shares received less the number of shares that would need to be sold, withheld, or tendered to pay withholding taxes and, if applicable, the exercise price of stock options (the "Executive Holding Requirement") until the executive achieves the target ownership levels set for his/her position. Once a Company executive has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Executive Holding Requirement, unless and until his/her ownership level falls below the target. The target ownership levels are as follows:

CEO	Five (5) times base salary
CFO, COO	Three (3) times base salary
Other Executive Officers	Two-and-one-half (2 $1/2$) times base salary

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the executive (including through retirement plans); vested and unvested restricted stock and restricted stock units; and performance stock units deemed earned, but not yet vested. Company executives are required to comply with the guidelines and the Executive Holding Requirement immediately upon hire or promotion and the Compensation Committee reviews compliance with the guidelines on a periodic basis. As of December 31, 2025, all our NEOs were in compliance with the guidelines, either because each NEO had met his or her target ownership level or because he or she was adhering to the Executive Holding Requirement.

Anti-Hedging Rules

Our Securities Trading Policy also includes anti-hedging rules, which prohibits certain executive officers, including our NEOs, and other employees from engaging in, directly or indirectly:

- selling short our Common Stock;
- pledging of Company securities and/or holding Company securities in margin accounts; and
- transactions in derivative securities (including put and call options), zero-cost collars, equity swaps, exchange funds and forward sale contracts, or any other hedging and/or offsetting transactions regarding our Common Stock that allow the holder to limit or eliminate the risk of a decrease in the value of the Company's securities.

The following is a list of the specific current employees that are covered by the anti-hedging rules in our Securities Trading Policy: (1) all directors and executive officers as defined under Section 16 of the Exchange Act, (2) all direct reports to our CEO, (3) all Directors of Finance, (4) all Financial Reporting Department employees, (5) all Tax and Treasury Department employees, (6) all employees regularly and routinely involved in corporate-wide business development and/or mergers and acquisitions activities and reviews, and (7) all executive assistants to the CEO, CFO, General Counsel and certain other senior officers and managers. In addition, the Company may deem additional persons to be temporarily subject to the anti-hedging rules based upon certain activities or circumstances in its discretion.

Timing of Equity Awards

We generally grant annual equity awards during the first quarter of our fiscal year, although timing may change from year to year. The Committee may also make grants mid-year from time to time for new hires, new promotions, or based on other business needs, in its discretion. The Committee does not take material nonpublic information

Proxy Statement

into account when determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Compensation Recovery Policy

We have adopted and maintained a compensation recovery policy designed to comply with the SEC's recently issued regulations and the implementing NYSE listing standards. This policy provides that, if we are required to prepare a qualifying accounting restatement, then, unless an exception applies, we will recover reasonably promptly the excess of (1) the amount of incentive-based compensation received by a person who served as a covered officer at any time during the applicable performance period during the three completed years immediately preceding the date we are required to prepare the accounting restatement over (2) the amount that would have been received had it been determined based on the restated financials.

Compensation Risk Assessment

Our Compensation Committee is responsible for assessing our compensation policies and practices for all employees, including non-executive officers, to determine if the risks arising from these programs are reasonably likely to have a material adverse effect on the Company. The Compensation Committee meets at least annually with our management and the Committee's independent compensation consultant to review and discuss any potential risks related to our employee compensation plans and programs. Among other things, the Compensation Committee evaluates our pay philosophy, balance of cash and equity compensation, balance of long-term and short-term performance periods in our plans and programs, our use of absolute and relative performance metrics that encourage management to act in the long-term interest of our shareholders, and the payout curves for our incentive plans. The Compensation Committee also considers our governance and administrative practices related to our incentive plans, such as our stock ownership guidelines, clawback policy, and anti-hedging and pledging policies. Based on its review, the Compensation Committee has determined that there are no risks arising from our compensation programs that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (including through incorporation by reference to this Proxy Statement).

COMPENSATION COMMITTEE

John G. Boss, Chair
Therese M. Bassett
Larry J. Magee
Ann D. Murtlow

Proxy Statement

Executive Compensation Tables

In this section, we provide tabular and narrative information regarding the compensation of our NEOs for the fiscal year ended December 31, 2025.

Summary Compensation Table for the Year Ended December 31, 2025

The following table summarizes the compensation of the NEOs for the year ended December 31, 2025, and for the years ended December 31, 2024 and 2023.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION (2)	ALL OTHER COMPENSATION (3)	TOTAL
Brent L. Yeagy *President, Chief Executive Officer, Director*	2025	$1,116,923	$ —	$4,315,589	$ 205,827	$ 79,187	$5,717,526
	2024	$1,090,385	$ —	$4,715,454	$ —	$134,879	$5,940,718
	2023	$1,037,500	$ —	$4,657,736	$1,783,320	$134,646	$7,613,202
Patrick J. Keslin *Senior Vice President, Chief Financial Officer(4)*	2025	$ 469,038	$ —	$ 588,491	$ 62,172	$ 41,169	$1,160,870
	2024	$ 326,333	$ —	$ 99,720	$ —	$ 33,890	$ 459,943
Michael N. Pettit *Senior Vice President, Chief Growth Officer(5)*	2025	$ 563,461	$ —	$1,324,102	$ 72,220	$ 45,592	$2,005,375
	2024	$ 552,115	$ —	$1,375,315	$ —	$ 67,019	$1,994,449
	2023	$ 530,385	$ —	$1,107,610	$ 625,320	$ 65,819	$2,329,134
M. Kristin Glazner *Senior Vice President, Chief Administrative Officer, Corporate Secretary*	2025	$ 517,615	$ —	$ 833,695	$ 66,317	$ 43,871	$1,461,498
	2024	$ 503,269	$ —	$ 898,161	$ —	$ 62,408	$1,463,838
	2023	$ 468,269	$ —	$ 852,001	$ 550,050	$ 60,457	$1,930,777
Donald Winston *Senior Vice President, Chief Operating Officer(6)*	2025	$ 493,462	$ —	$ 735,619	$ 62,800	$ 42,328	$1,334,209

(1) Amounts represent, the aggregate grant date fair value of grants of RSUs and PSUs made to each NEO during 2025 under the Company's 2025 Executive LTI Plan, in each case, as computed in accordance with FASB ASC Topic 718, which (1) excludes the effect of estimated forfeitures and (2) assumes that the PSUs are earned at Target. The amounts shown for the PSU awards at the "Target" performance levels are as follows: Mr. Yeagy – $2,115,584; Mr. Keslin – $288,481; Mr. Pettit – $649,101; Ms. Glazner – $408,688; Mr. Winston – $360,615. If the Company achieves "Maximum" performance levels for both PSU performance metrics, then the value of the PSUs would be as follows: Mr. Yeagy – $4,399,997; Mr. Keslin – $599,983; Mr. Pettit – $1,350,003; Ms. Glazner – $849,989; Mr. Winston – $750,007. Further information regarding the valuation of equity awards can be found in Note 16 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

(2) Represents amounts paid pursuant to our MIP.

(3) Amounts in this column consist of the following amounts:

NAME	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS (a)	EXECUTIVE PHYSICAL (b)	TOTAL ALL OTHER COMPENSATION
Brent L. Yeagy	$73,085	$6,102	$79,187
Patrick J. Keslin	$35,248	$5,920	$41,169
Michael N. Pettit	$39,499	$6,093	$45,592
M. Kristin Glazner	$37,422	$6,449	$43,871
Donald Winston	$36,250	$6,078	$42,238

(a) Includes Company matches of amounts deferred by an NEO into the Company's 401(k) and non-qualified deferred compensation plans.

(b) Includes a tax gross up on the reimbursement of the executive physical for the following amounts: Mr. Yeagy – $1,102; Mr. Keslin – $920; Mr. Pettit – $1,093; Ms. Glazner – $1,449; and Mr. Winston – $1,078.

(4) Mr. Keslin was appointed to Senior Vice President, Chief Financial Officer on September 1, 2024, prior to which he was not an executive officer.

(5) Mr. Pettit was appointed Senior Vice President, Chief Growth Officer on September 1, 2024, prior to which he was Senior Vice President, Chief Financial Officer.

(6) Mr. Winston was hired in January 2024 and promoted to Senior Vice President, Chief Operating Officer on January 15, 2025, prior to which he was not an executive officer.

Proxy Statement

Grants of Plan-Based Awards for the Year Ended December 31, 2025

The following table summarizes the awards we made under our MIP and LTI Plan to our NEOs in 2025.

NAME	GRANT DATE (1)	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (3) (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS (4) ($)
		THRESHOLD ($) (35%)	TARGET ($) (100%)	MAXIMUM ($) (200%)	THRESHOLD (#) (50%)	TARGET (#) (100%)	MAXIMUM (#) (200%)		
Brent L. Yeagy		$458,850	$1,311,000	$2,622,000					
	2/12/2025				87,025	174,051	348,101		$2,115,584
	2/12/2025							174,051	$2,200,005
Patrick J. Keslin		$138,600	$ 396,000	$ 792,000					
	2/12/2025				11,867	23,734	47,467		$ 288,481
	2/12/2025							23,735	$ 300,010
Michael N. Pettit		$161,000	$ 460,000	$ 920,000					
	2/12/2025				26,701	53,402	106,804		$ 649,101
	2/12/2025							53,402	$ 675,001
M. Kristin Glazner		$147,840	$ 422,400	$ 844,800					
	2/12/2025				16,812	33,623	67,246		$ 408,688
	2/12/2025							33,624	$ 425,007
Donald Winston		$140,000	$ 400,000	$ 800,000					
	2/12/2025				14,834	29,668	59,336		$ 360,615
	2/12/2025							29,668	$ 375,004

(1) These columns show potential cash payouts under our 2025 MIP as described in the section titled "Management Incentive Plan" in the CD&A. The amount shown as the "threshold" payout assumes both performance goals under the 2025 MIP were achieved at the threshold level, though actual payouts could be less.

(2) Represents the potential payout range of PSUs granted in 2025 pursuant to the 2017 Omnibus Incentive Plan.

(3) Represents the number of RSUs granted in 2025 pursuant to the 2017 Omnibus Incentive Plan.

(4) The amounts shown in this column represent the grant date fair market value of the PSUs and RSUs, as determined pursuant to FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount reported for the PSUs represents the grant date fair value assuming the target performance goals were met.

Outstanding Equity Awards as of December 31, 2025

The following table summarizes all equity awards that were granted in 2025 and prior years that remain outstanding as of December 31, 2025. As of December 31, 2025, no named executive officer held any stock options.

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT YET VESTED (#) (1)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($) (2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (3)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT YET VESTED ($) (2)
Brent L. Yeagy	—	—	—	—	—	294,822	$2,550,210	126,753	$1,096,413
Patrick J. Keslin	—	—	—	—	—	27,354	$ 236,612	11,867	$ 102,650
Michael N. Pettit	—	—	—	—	—	85,921	$ 743,217	38,288	$ 331,191
M. Kristin Glazner	—	—	—	—	—	56,844	$ 491,701	24,379	$ 210,878
Donald Winston	—	—	—	—	—	41,976	$ 363,092	14,834	$ 128,314

Proxy Statement

(1) This column includes all outstanding RSUs plus the PSUs for which the performance period was completed as of December 31, 2025, but that remained unvested and subject to a continued employment requirement. The vesting dates of these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/15/2026	69,490*
	2/12/2026	58,017
	2/14/2026	25,640
	2/12/2027	58,017
	2/14/2027	25,641
	2/12/2028	58,017
Patrick J. Keslin	2/15/2026	1,103*
	2/12/2026	7,911
	2/14/2026	1,258
	2/12/2027	7,912
	2/14/2027	1,258
	2/12/2028	7,912
Michael N. Pettit	2/15/2026	17,069*
	2/12/2026	17,800
	2/14/2026	7,725
	2/12/2027	17,801
	2/14/2027	7,725
	2/12/2028	17,801
M. Kristin Glazner	2/15/2026	13,130*
	2/12/2026	11,208
	2/14/2026	5,045
	2/12/2027	11,208
	2/14/2027	5,045
	2/12/2028	11,208
Donald Winston	2/12/2026	9,889
	2/14/2026	1,987
	4/29/2026	2,500
	10/29/2026	1,667
	2/12/2027	9,889
	2/14/2027	1,987
	4/29/2027	2,500
	10/29/2027	1,667
	2/12/2028	9,890

* Represents the RSUs that were granted on 2/15/2023.

(2) Market value is equal to the closing price of our common stock on December 31, 2025 (the last trading day of the year) as reported on the NYSE ($8.65 per share), times the number of unvested shares.

(3) The number of PSUs shown in this column reflects the threshold performance level for the 2024 and 2025 awards in accordance with SEC regulations requiring that the number of PSUs shown be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance. The vesting dates for these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/14/2027	39,728
	2/12/2028	87,025
Patrick Keslin	2/12/2028	11,867
Michael N. Pettit	2/14/2027	11,587
	2/12/2028	26,701
M. Kristin Glazner	2/14/2027	7,567
	2/12/2028	16,812
Donald Winston	2/12/2028	14,834

Option Exercises and Stock Vested During 2025

The following table sets forth information concerning the exercise of options and the vesting of stock awards during 2025 by each of the NEOs:

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($) (1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($) (2)
Brent L. Yeagy	—	—	253,265	$3,130,541
Patrick J. Keslin	—	—	4,157	$ 51,547
Michael N. Pettit	—	—	61,921	$ 767,820
M. Kristin Glazner	—	—	47,196	$ 585,230
Donald Winston	—	—	6,152	$ 63,371

(1) Calculated as the number of shares received on exercise multiplied by the difference between the market price of our stock at the time of exercise and the exercise price of the options.
(2) Calculated as the number of shares vested multiplied by the market price of stock on the date of vesting.

Proxy Statement

Non-Qualified Deferred Compensation

The table below sets forth, for each NEO, information regarding participation in our non-qualified deferred compensation plan.

NAME	EXECUTIVE CONTRIBUTION (IN LAST FY) (1)	REGISTRANT CONTRIBUTION (IN LAST FY) (2)	AGGREGATE EARNINGS (IN LAST FY) (3)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS	AGGREGATE BALANCE (AT LAST FYE) (4)
Brent L. Yeagy	$66,137	$52,910	$376,594	—	$3,376,497
Patrick J. Keslin	$85,624	$21,248	$ 56,780	—	$ 615,954
Michael N. Pettit	$26,150	$22,610	$ 87,722	—	$1,501,957
M. Kristin Glazner	$24,021	$20,769	$ 73,991	—	$ 645,570
Donald Winston	$39,028	$22,250	$ 4,731	—	$ 92,467

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2025. It also reflects the portion of the MIP award earned in 2025, but not paid until 2026, that each NEO elected to defer. 100% of these amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

(2) Represents Company matching contributions. 100% of these amounts are also included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Amounts reflected in this column include changes in plan values during the last fiscal year, as well as any dividends and interest earned by the plan participant with regard to the investment funds chosen by such participant during the fiscal year. No portion of this amount was reported in the Summary Compensation Table for 2025.

(4) The following represents the extent to which the amounts that are reported in this aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table in years prior to 2025:

NAME	PRIOR YEARS ($)
Brent L. Yeagy	$1,989,167
Patrick J. Keslin	$ 29,370
Michael N. Pettit	$ 808,032
M. Kristin Glazner	$ 307,692
Donald Winston	$ —

Potential Payments on Termination or Change in Control

The section below describes the payments that may be made to NEOs in connection with a change in control or pursuant to certain termination events in 2025.

Retirement Benefit Plan

The Company maintains a Retirement Benefit Plan that is applicable to all employees, including our NEOs. The Plan provides that Retirees (as defined below) will receive the following benefits upon his or her retirement:

• ability to exercise vested stock options through the 10th anniversary of the grant date;

• ability to earn a pro-rata portion of any outstanding PSUs based on the portion of the performance period that the Retiree was employed, to be paid at the end of the performance period based on actual performance;

• full vesting of all RSUs granted more than twelve (12) months prior to the Retiree's retirement date;

• payment of all eligible and unused vacation pay;

• prorated MIP award payout for the year of retirement; and

- service awards for retirees celebrating a 5, 10, 15, 20 or greater service anniversary in their year of retirement.

A "Retiree" is defined as: (a) an employee attaining at least 65 years of age, with no service requirement, as of his/her date of retirement, or (b) an employee attaining at least 55 years of age, who has completed his/her 10th year of service with the Company as of his/her date of retirement.

Benefits Upon Death or Disability

Pursuant to a policy adopted in 2016, all equity awards granted during 2016 and later shall vest in full (and without proration) in the event of an employee's termination of employment due to death or disability.

Executive Severance Plan

As noted previously in the CD&A, the Company maintains an Executive Severance Plan ("ESP") that provides additional benefits to certain designated executives, including our NEOs, in the event we terminate their employment without cause. For purposes of the Plan, "cause" is defined as: (i) a participant's willful and continued failure to perform his or her principal duties; (ii) conviction of, or a plea of guilty or *nolo contendere* to, any misdemeanor involving moral turpitude or dishonesty or any felony; (iii) illegal conduct or gross misconduct which results in material and demonstrable damage to the business or reputation of the Company or an affiliate; (iv) gross negligence resulting in material economic harm to the Company or an affiliate; (v) material violation of the Company's applicable Code of Business Conduct and Ethics or similar policy; or (vi) a participant's breach of the restrictive covenants set out in the Plan (as described below). A "termination without cause" does not include terminations due to disability or death.

If we terminate an NEO without cause, the NEO would be entitled to receive the following severance benefits under the ESP:

- Cash severance payments equal to a multiple of the sum of the participant's (a) annual base salary and (b) target MIP award for the year of termination, payable in installments over the applicable severance period. The applicable multiple for the CEO is two times the above sum. The applicable multiple for the other NEOs is one and a half times the above sum;
- A pro-rated MIP award payout for the year of termination, based upon actual Company performance through the end of the performance period;
- Payment of any annual cash incentive bonus (MIP Award) that was otherwise earned for the fiscal year that ended prior to the termination of the participant's employment, to the extent not previously paid;
- Subject to the participant's election of COBRA coverage, payment or reimbursement of the Company's portion of medical, dental and vision care premiums for a period equal to (a) 24 months for the CEO, or (b) 18 months for the other NEOs; and
- Outplacement services with a cost to the Company not in excess of $30,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company, not to solicit or interfere with customers of the Company and not to solicit Company employees or contractors, in each case for a period equal to 24 months following termination, in the case of our CEO, or 18 months following termination in the case of our other NEOs.

If a participant's employment is terminated in connection with a change in control of the Company in circumstances that would entitle the participant to severance benefits under the Change in Control Plan described below, then the participant will receive severance benefits only under the Change in Control Plan, and not under the ESP.

Change in Control Plan

We also maintain a Change in Control Plan that provides severance benefits to certain designated executives, including our NEOs, in the event their employment is terminated without cause, or they are terminated for good reason, in either case within two years of a change in control (which we refer to as a "Qualifying Termination"). Under the Change in Control Plan:

- a "change in control" means that (i) any person or group (other than any person or group that already owned more than 50% of the total fair market value of Company stock) acquires more than 50% of the total fair market value of Company stock; (ii) any one person or group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Company that represents 30% or more of the total voting power of Company stock; (iii) a majority of members of the Board is replaced during any 12-month period (without the approval of the incumbent directors); or (iv) any person or group acquires ownership of all or substantially all of the assets of Company.

- "cause" means the employee's (i) willful and continued failure to perform his duties; (ii) chronic alcoholism or addiction to non-medically prescribed drugs; (iii) theft or embezzlement of Company property; (iv) conviction of, or plea of nolo contendere to, a felony or misdemeanor involving moral turpitude; or (v) material breach of any agreement with the Company.

- "good reason" means (i) a material diminishment of the executive's position; (ii) assignment of duties to the executive that are materially inconsistent with duties performed prior to the change in control; (iii) a material breach of any agreement with the executive; (iv) for an executive officer of the Company, no longer being employed by the parent entity; (v) a material reduction in the executive's base salary and annual bonus; or (vi) requiring the executive to relocate by more than 50 miles.

If an NEO experiences a Qualifying Termination, then he or she is entitled to the following benefits:

- a cash severance payment equal to two times (three times for the CEO) the sum of (i) the NEO's annual base salary plus (ii) the NEO's Target Annual Bonus. The Target Annual Bonus is equal to the greater of (A) the NEO's target MIP award for the year of termination, and (B) the average MIP bonus earned by the NEO for the prior two calendar years;

- a pro-rata portion of the executive's Target Annual Bonus for the year in which the Qualifying Termination occurs;

- health continuation benefits for 18 months; and

- outplacement counseling services up to a cost of $25,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company and not to solicit customers or employees, in each case for a period equal to 24 months following termination.

Change in Control Benefits Under our LTI Plan

In addition to the above-described benefits under our Change in Control Plan, the NEOs may also receive accelerated vesting under our LTI Plan if outstanding LTI awards are not assumed in the change in control transaction. Specifically, if not assumed in the transaction, (i) all PSUs shall be deemed earned at target if less than half the performance period has been completed or based on actual performance if more than half the performance period has been completed (or at target if performance is not determinable); (ii) all outstanding RSUs shall vest in full; and (iii) all outstanding stock options shall vest in full and be immediately exercisable for a period of 15 days prior to the scheduled consummation of the corporate transaction. In lieu of the foregoing, the Compensation Committee may, in its direction, cash out all outstanding awards.

For the sake of clarity, no accelerated vesting will occur if the successor agrees to assume or continue the outstanding awards, or to substitute each outstanding award for a similar award relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. However, if an NEO is thereafter terminated within 12 months of the change in control event, any assumed award will vest immediately upon the NEO's termination.

Potential Payments on Termination or Change in Control – Payment and Benefit Estimates

The table below shows the estimated payments that would have been made to the NEOs pursuant to the policies and agreements described above assuming the applicable triggering event occurred on December 31, 2025, and using the share price of $8.65 for our Common Stock as of December 31, 2025, which was the closing price on the NYSE on the last trading day of 2025. The tables below assume that the NEO executes of a release and fully complies with any restrictive covenants and other requirements to receive benefits under the Company's plans and policies described above.

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	WELFARE BENEFITS CONTINUATION (6)	TOTAL ($)
Brent L. Yeagy						
Termination Without Cause (7)	$4,902,000	$ 205,827	$ 480,014	$1,044,669	$67,270	$ 6,699,780
Termination Following a Change in Control	$7,353,000	$1,311,000	$1,849,184	$2,550,210	$52,952	$13,116,346
Change in Control Only (3)	—	—	$1,849,184	$2,550,210	—	$ 4,399,394
Retirement	—	—	$ 480,014	$1,044,669	—	$ 1,524,683
Termination due to Death or Disability	—	—	$1,849,184	$2,550,210	—	$ 4,399,394
Patrick J. Keslin						
Termination Without Cause	$1,336,500	$ 62,172	—	—	$57,952	$ 1,456,624
Termination Following a Change in Control	$1,782,000	$ 396,000	—	$ 236,612	$52,952	$ 2,467,564
Change in Control Only (3)	—	—	—	$ 236,612	—	$ 236,612
Retirement	—	—	—	$ 31,304	—	$ 31,304
Termination due to Death or Disability	—	—	—	$ 236,612	—	$ 236,612
Michael N. Pettit						
Termination Without Cause	$1,552,500	$ 72,220	—	—	$57,952	$ 1,682,672
Termination Following a Change in Control	$2,070,000	$ 460,000	$ 562,155	$ 743,217	$52,952	$ 3,888,324
Change in Control Only (3)	—	—	$ 562,155	$ 743,217	—	$ 1,305,372
Retirement	—	—	$ 143,806	$ 281,289	—	$ 425,095
Termination due to Death or Disability	—	—	$ 562,155	$ 743,217	—	$ 1,305,372
M. Kristin Glazner						
Termination Without Cause	$1,425,600	$ 66,317	—	—	$48,800	$ 1,540,716
Termination Following a Change in Control	$1,900,800	$ 422,400	$ 356,294	$ 491,701	$43,800	$ 3,214,994
Change in Control Only	—	—	$ 356,294	$ 491,701	—	$ 847,995
Retirement	—	—	$ 92,114	$ 200,853	—	$ 292,967
Termination due to Death or Disability	—	—	$ 356,294	$ 491,701	—	$ 847,995

Proxy Statement

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	WELFARE BENEFITS CONTINUATION (6)	TOTAL ($)
Donald Winston						
Termination Without Cause	$1,350,000	$ 62,800	—	—	$58,310	$1,471,110
Termination Following a Change in Control	$1,800,000	$400,000	—	$363,092	$53,310	$2,616,402
Change in Control Only	—	—	—	$363,092	—	$ 363,092
Retirement	—	—	—	$106,464	—	$ 106,464
Termination due to Death or Disability	—	—	—	$363,092	—	$ 363,092

(1) For each of the NEOs, cash severance amounts are determined under the ESP for terminations without cause and under the Change in Control plan for a Qualifying Termination following a Change in Control.

(2) If an NEO were terminated as of December 31, 2025 under circumstances entitling them to severance under the ESP or the Change in Control Plan, then they would be entitled to their full MIP actual bonus for 2025 or their Target Annual Bonus (as defined above), respectively.

(3) The amounts shown for a Change in Control Only assumes purchaser did not assume outstanding equity awards. If purchaser did assume outstanding awards, no accelerated vesting would occur.

(4) Amounts reflected in this column for "Termination Following a Change in Control," "Change in Control Only" and "Termination due to Death or Disability" include (i) the value of the earned PSUs granted in 2023 for which the performance period ended on December 31, 2025, (ii) the value of the unearned performance share units granted in 2024 based on the performance trend as of December 31, 2025, and (iii) the value of the unearned PSUs granted in 2025, assuming target performance. Amounts reflected in this column for "Retirement" include the performance share units described in (i) and a pro-rata portion of the performance share units described in (ii) and (iii).

(5) Amounts reflected in this column for "Termination Following a Change in Control," Change in Control Only" and "Termination due to Death or Disability" include all outstanding restricted stock units, and amounts reflected for "Retirement" included all RSUs granted prior to January 1, 2025.

(6) Includes the value of outplacement counseling services and reimbursement for welfare benefits continuation.

(7) Because Mr. Yeagy met the definition of "Retiree" under the Retirement Benefit Plan as of December 31, 2025, he would be eligible for the Retirement vesting of RSUs and PSUs if his employment was terminated by the Company without Cause. No other NEO met the definition of Retiree as of December 31, 2025.

Pay Ratio Disclosure

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of the annual total compensation of our principal executive officer, our CEO, Mr. Yeagy, to our median employee's annual total compensation.

We identified our median employee in 2025 using a multi-step process, as detailed below:

- We determined, as of November 1, 2025, our gross employee population of individuals working at our parent company and consolidated subsidiaries, which was 4,460 employees. This population consisted of our full-time, part-time, and temporary employees located worldwide. We do not have any seasonal employees.

- We then identified our median employee from our employee population (excluding our CEO) based on total 2024 W-2 earnings (or, for non-US employees, an estimate of what 2024 W-2 earnings would have been).

To calculate our ratio for 2025, we calculated the annual total compensation of the median employee and our CEO using the methodology required for disclosure of annual total compensation in the Summary Compensation Table, except that, as permitted by the SEC's rules, we included the value of compensation provided to the median employee and to our CEO under our nondiscriminatory group health insurance and group life insurance programs that are available generally to all salaried employees. The aggregate value of the nondiscriminatory benefits included in the annual total compensation amounts reported below was $19,823 for our CEO and $6,426 for the median employee. The difference between our CEO's annual total compensation as reported below for purposes of the CEO pay ratio disclosure and his annual total compensation as reported in the Summary Compensation Table is attributable to the inclusion of those nondiscriminatory benefits solely for purposes of determining the CEO pay ratio.

The CEO pay ratio reported below was determined using reasonable estimates as permitted by the SEC's rules. This ratio should not be used as a comparison with pay ratios disclosed by other companies, as there may be material differences in the methodologies used by other companies to estimate their CEO pay ratios, as well as differences in worker populations, geographic locations, business strategies and compensation practices.

Annual Total Compensation of the CEO	$5,737,349
Annual Total Compensation of the Median Employee	$ 58,564
Ratio of CEO Annual Total Compensation to Median Employee Annual Total Compensation	98:1

Proxy Statement

Pay Versus Performance Disclosure

In August 2022, the SEC adopted rules relating to Section 14(i) of the Securities Exchange Act of 1934, including Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires us to disclose information that compares our named executive officer ("NEO") compensation actually paid to certain financial performance measures. The table below sets forth our pay versus performance disclosure, in accordance with SEC Item 402(v) of Regulation S-K.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($) (a)	Compensation Actually Paid to PEO ($) (b)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (c)	Average Compensation Actually Paid to Non-PEO NEOs ($) (d)	WNC TSR ($) (e)	Dow Jones Transportation Index TSR ($) (f)	Net Income (loss) attributable to common stockholders ($ in thousands) (g)	Operating income (loss) ($ in thousands) (h)
2025	5,717,526	899,944	1,490,488	675,608	55.11	138.78	211,639	307,505
2024	5,940,718	(2,771,896)	1,482,126	6,716	126.02	124.80	(283,075)	(356,104)
2023	7,613,202	10,805,272	2,136,064	2,761,160	188.79	123.75	231,855	311,900
2022	6,376,651	11,520,453	1,800,933	2,836,840	164.25	122.97	112,258	166,642
2021	4,605,980	4,901,091	1,142,820	1,203,318	138.99	149.86	1,164	33,542

(a) The principal executive officer ("PEO") is Brent L. Yeagy for all years shown.

(b) Compensation actually paid (CAP) for 2025 to our PEO reflects the respective amounts set forth in column (a) of the table above, adjusted as set forth in the table below.

PEO	Brent L. Yeagy
SCT Total Compensation ($)	5,717,526
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(4,315,589)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	2,604,553
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	(1,634,062)
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(1,472,484)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	899,944

(c) The following are included in the average figures shown:

2025: Michael N. Pettit, M. Kristin Glazner, Patrick J. Keslin, Donald Winston

2024: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner, Patrick J. Keslin

2021, 2022 and 2023: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner

(d)   Compensation actually paid (CAP) to our non-PEO NEOs for 2025 reflects the respective amounts set forth in column (c) of the table above, adjusted as set forth in the table below.

Non-PEO NEOs	See column (c) note above
SCT Total Compensation ($)	1,490,488
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(870,477)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	525,354
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	(290,087)
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(179,671)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	675,608

(e)   Represents the total shareholder return (TSR) of Wabash for the measurement periods ending December 31 of each of 2021, 2022, 2023, 2024 and 2025.

(f)   Represents the TSR of the Dow Jones Transportation Index for the measurement periods ending on December 31 of each of 2021, 2022, 2023, 2024 and 2025.

(g)   Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

(h)   Company-selected Measure is Operating Income.

Proxy Statement

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" or "CAP" to our PEO and non-PEO NEOs in 2021, 2022, 2023, 2024 and 2025 to (1) TSR of both Wabash and the Dow Jones Transportation Index, (2) Wabash's net income and (3) Wabash's income (loss) from operations.

"Compensation actually paid," as defined by the SEC's rules, fluctuates according to, among other things, the changing values of equity awards during the years shown in the table above based on stock price changes over time and projected and actual performance results. "Compensation actually paid" does not reflect the value ultimately realized by our NEOs, and we do not assess or design our NEOs' compensation with direct reference to the relationship of "compensation actually paid" to the performance measures depicted below. For a discussion of how we design our executive compensation programs to incentivize strong performance and achievement of our business objectives, please see the Compensation Discussion and Analysis section in this proxy statement.







Most Important Measures to Link Compensation Actually Paid to Company Performance for 2025

The five performance measures listed below represent the most important metrics we used to link CAP to Company performance for 2025 as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures
1. Operating Income
2. Relative Total Shareholder Return
3. Average Return on Invested Capital
4. Net Working Capital as a Percentage of Sales
5. Free Cash Flow Conversion

Proxy Statement

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors in 2025 consisted at various times of Mr. Boss, Ms. Bassett, Mr. Priyadarshi, Mr. Sorensen, Mr. Magee and Ms. Murtlow. None of these individuals is currently, or has ever been, an officer or associate of Wabash or any of our subsidiaries. In addition, during 2025, none of our executive officers served as a member of a board of directors or on the compensation committee of any other entity that had an executive officer serving on our Board of Directors or on our Compensation Committee.

Equity Compensation Plan Information

The following table summarizes information regarding our equity compensation plan as of December 31, 2025:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (1)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (2)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (3)
Equity Compensation Plans Approved by Security Holders	1,667,361	—	2,076,303
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,667,361	—	2,076,303

(1) Consists of shares of Common Stock to be issued upon the settlement of unvested RSUs and PSUs (assuming target payout for any PSUs that were outstanding as of December 31, 2025), granted under the Wabash National Corporation 2017 Omnibus Incentive Plan and the Wabash National Corporation 2025 Omnibus Incentive Plan (the "2025 Plan"). As of December 31, 2025, there were no stock options outstanding under any equity compensation plan.

(2) Because participants do not need to pay us anything to receive shares upon the vesting of RSUs and PSUs, and because there are no stock options outstanding, the weighted average exercise price is zero.

(3) Consists of shares of Common Stock available for future issuance pursuant to the 2025 Plan.

Proposal 2 – Advisory Vote on the Compensation of Our Named Executive Officers

At our 2023 Annual Meeting, we held a non-binding, advisory stockholder vote on the frequency of future advisory stockholder votes on the compensation of our NEOs. Our stockholders expressed a preference that advisory stockholder votes on the compensation of our NEOs be held on an annual basis. The Company will ask its stockholders to consider an advisory vote on the compensation of our NEOs every year until the next vote of our stockholders on the frequency of such advisory votes at our 2029 annual meeting of stockholders pursuant to applicable SEC rules, at which time we will consider the outcome of the vote and decide how frequently to hold such future advisory votes. Accordingly, as required by Section 14A of the Exchange Act, we are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of the NEOs of our Company. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. We urge you to read the "Compensation Discussion and Analysis" and "Executive Compensation Tables" sections of this Proxy Statement, which begin on page 37 and 54, respectively, as such sections provide details on the Company's compensation programs and policies for our executive officers, including the 2025 compensation of our NEOs.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive officers' compensation. This say-on-pay vote is an advisory vote that is not binding on us.

The approval or disapproval by stockholders will not require the Board or the Compensation Committee to take any action regarding the Company's executive compensation practices. The final decisions on the compensation and benefits of our NEOs and on whether, and if so, how, to address stockholder disapproval remain with the Board and the Compensation Committee.

The Board believes that the Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Wabash and its stockholders.

However, the Board and our Compensation Committee value the opinions expressed by stockholders in their vote on this proposal, and will carefully consider the outcome of the vote when making future compensation decisions with respect to our executive officers. In that regard, the Board and our Compensation Committee carefully considered the results of last year's say-on-pay vote, in which over 91% of voting stockholders voted in favor of our say-on-pay proposal, and took such results into account by continuing to emphasize the core principles of our compensation philosophy and best practices of our compensation programs.

The Board urges you to carefully review the CD&A section of this Proxy Statement, together with the executive compensation tables, and to approve the following resolution:

"RESOLVED, that the stockholders hereby approve on an advisory basis the compensation paid to the Wabash National Corporation named executive officers, as disclosed in the Wabash National Corporation Proxy Statement pursuant to the rules of the Securities and Exchange Commission (including the Compensation Discussion and Analysis, compensation tables and narrative discussion)."

Board Recommendation

The Board of Directors UNANIMOUSLY recommends that you vote "FOR" the approval of compensation of our named executive officers, as disclosed in this Proxy Statement.

Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed the accounting firm Ernst & Young LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2026. Ernst & Young acted as our independent auditors for the year ended December 31, 2025. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions. The Audit Committee is responsible for hiring, compensating and overseeing the independent registered public accounting firm, and reserves the right to exercise that responsibility at any time. If the appointment of Ernst & Young is not ratified by the stockholders, the Audit Committee is not obligated to appoint another registered public accounting firm, but the Audit Committee will give consideration to such unfavorable vote.

Board Recommendation

> **The Board of Directors UNANIMOUSLY recommends that you vote "FOR" ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.**

Principal Accounting Fees and Services

The fees billed by Ernst & Young for professional services provided to us for the years ended December 31, 2025 and December 31, 2024 were as follows:

FEE CATEGORY	2025	2024
	($ IN THOUSANDS)	
Audit Fees [1]	$1,759	$1,544
Audit-Related Fees [2]	—	$ 30
Tax Fees [3]	—	—
All Other Fees [4]	—	—
Total Fees	$1,759	$1,574

(1)   Fees for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, and services in connection with securities offerings, registration statements and statutory filings.

(2)   Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3)   Fees billed for professional services related to tax compliance, tax advice and tax planning.

(4)   Fees for services that are not included in the service categories reported above, primarily transaction related services.

In 2025 and 2024, all Ernst & Young fees were pre-approved by the Audit Committee pursuant to the pre-approval policy described below. After consideration, the Audit Committee has concluded that the provision of non-audit services by Ernst & Young to Wabash is compatible with maintaining the independence of Ernst & Young.

Pre-Approval Policy for Audit and Non-Audit Fees

The Audit Committee has sole authority and responsibility to select, evaluate and, if necessary, replace the independent auditor. The Audit Committee has sole authority to approve all audit engagement fees and terms, and the Committee, or a member of the Committee, must pre-approve any non-audit service provided to the Company by the Company's independent auditor. The Audit Committee reviews the status of each engagement at its regularly scheduled meetings. In 2025 and 2024, the Committee pre-approved all services provided by the independent auditor. The independent auditor provides an engagement letter which is signed by the Chair of the Audit Committee, outlining the scope of the audit and related audit fees.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2025;

- Discussed with Ernst & Young, our independent auditors for 2025, the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence.

On the basis of these reviews and discussions, the Audit Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

AUDIT COMMITTEE

Scott K. Sorensen, Chair
John G. Boss
Sudhanshu Priyadarshi
Stuart A. Taylor II

Proxy Statement

Beneficial Ownership Information

Beneficial Ownership of Common Stock

The following table sets forth certain information as of March 16, 2026 (unless otherwise specified), with respect to the beneficial ownership of our Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, each nominee for director, each NEO (as defined in the Compensation Discussion & Analysis above), and all directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)	PERCENT OF CLASS (ROUNDED)
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	3,152,701 [2]	7.75%
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	3,067,649 [3]	7.54%
D. E. Shaw & Co., L.P. David E. Shaw 375 Ninth Avenue, 52nd Floor New York, NY 10001	2,593,617 [4]	6.38%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	2,372,387 [5]	5.83%
Therese M. Bassett	46,056 [6]	*
John G. Boss	105,674 [7]	*
Trent J. Broberg	16,225 [8]	*
M. Kristin Glazner	100,359 [9]	*
Patrick J. Keslin	7,994 [10]	*
Larry J. Magee	102,456 [11]	*
Ann D. Murtlow	83,679 [12]	*
Michael N. Pettit	109,097 [13]	*
Sudhanshu Priyadarshi	12,693 [14]	*
Scott K. Sorensen	109,973 [15]	*
Stuart A. Taylor II	47,875 [16]	*
Donald A. Winston	9,624 [17]	*
Brent L. Yeagy	374,451 [18]	*
All of our directors and current executive officers as a group (13 persons)	1,126,156 [19]	2.77%

*   Less than one percent

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to restricted stock units and/or performance stock units are not deemed outstanding by the Company for purposes of reporting on Common Stock outstanding. As such, only those units that will vest within 60 days of March 16, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such units. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 16, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)   Based solely on the Schedule 13G filed July 29, 2025 reflecting holdings as of June 30, 2025 by The Vanguard Group. The Vanguard Group does not have sole voting power with respect to any shares. The Vanguard Group has shared voting power with respect to 56,776 shares, sole dispositive power with respect to 3,052,741 shares, and shared dispositive power with respect to 99,960 shares. None of the Vanguard Group's subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(3)   Based solely on the Schedule 13G filed January 21, 2026 reflecting holdings as of December 31, 2025 by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 3,025,122 shares and sole dispositive power over 3,067,649 shares. BlackRock, Inc. does not have shared voting power or shared dispositive power with respect to any shares. None of the BlackRock Subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock

(4)   Based solely on the Schedule 13G filed February 17, 2026 reflecting holdings as of December 31, 2025 by D. E. Shaw & Co., L.P and David E. Shaw. D. E. Shaw & Co., L.P. does not have sole voting power or sole dispositive power with respect to any shares. D. E. Shaw & Co., L.P. has shared voting power with respect to 2,527,322 shares and shared dispositive power with respect to 2,593,617 shares. David E. Shaw does not have sole voting power or sole dispositive power with respect to any shares. David E. Shaw has shared voting power with respect to 2,527,322 shares and shared dispositive power with respect to 2,593,617 shares. D. E. Shaw & Co., L.P. may be deemed to beneficially own 2,593,617 shares of Common Stock, composed of (i) 994,393 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 619,002 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 13,500 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (iv) 966,722 shares under the management of D. E. Shaw Investment Management, L.L.C. David E. Shaw may be deemed to beneficially own 2,593,617 shares of Common Stock, composed of (i) 994,393 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 619,002 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 13,500 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (iv) 966,722 shares under the management of D. E. Shaw Investment Management, L.L.C. David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,527,322 shares and the shared power to dispose or direct the disposition of 2,593,617 shares, the 2,593,617 shares as described above constituting 6.38% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,593,617 shares.

(5)   Based solely on the Schedule 13G filed February 5, 2026 reflecting holdings as of December 31, 2025 by FMR LLC. FMR LLC has sole voting power with respect to 2,367,998 shares and sole dispositive power with respect to 2,372,387 shares. FMR LLC does not have shared voting power or shared dispositive power with respect to any shares. None of FMR LLC's subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(6)   Excludes 15,448 unvested restricted stock units held by Ms. Bassett that will vest more than 60 days after March 16, 2026.

(7)   Excludes 15,448 unvested restricted stock units held by Mr. Boss that will vest more than 60 days after March 16, 2026.

(8)   Excludes 15,448 unvested restricted stock units held by Mr. Broberg that will vest more than 60 days after March 16, 2026.

(9)   Excludes 65,015 unvested restricted stock units held by Ms. Glazner that will vest more than 60 days after March 16, 2026.

(10)   Excludes 51,417 unvested restricted stock units held by Mr. Keslin that will vest more than 60 days after March 16, 2026.

(11)   Excludes 15,448 unvested restricted stock units held by Mr. Magee that will vest more than 60 days after March 16, 2026.

(12)   Through a family estate planning structure, Ms. Murtlow shares voting and investment power on all shares with her spouse (other than with respect to any deferred shares). Excludes 15,448 unvested restricted stock units held by Ms. Murtlow that will vest more than 60 days after March 16, 2026.

(13)   Excludes 103,413 unvested restricted stock units held by Mr. Pettit that will vest more than 60 days after March 16, 2026.

(14)   Excludes 15,448 unvested restricted stock units held by Mr. Priyadarshi that will vest more than 60 days after March 16, 2026.

(15)   Through a family estate planning structure, Mr. Sorensen shares voting and investment power on all reported shares with his spouse (other than with respect to any deferred shares). Excludes 15,448 unvested restricted stock units held by Mr. Sorensen that will vest more than 60 days after March 16, 2026.

(16)   Excludes 15,448 unvested restricted stock units held by Mr. Taylor that will vest more than 60 days after March 16, 2026.

(17)   Excludes 68,727 unvested restricted stock units held by Mr. Winston that will vest more than 60 days after March 16, 2026.

(18)   Excludes 339,944 unvested restricted stock units held by Mr. Yeagy that will vest more than 60 days after March 16, 2026.

(19)   Excludes 752,100 unvested restricted stock units held by all of our directors and current executive officers as a group.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. To our knowledge, based solely on our review of the copies of such forms furnished to us in 2025 and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements of our directors and executive officers were timely met except that a late Form 3 was filed for each of Mr. Drew Schwartzhoff and Mr. Winston on January 29, 2025 to report initial beneficial ownership, and a late Form 4 was filed for Mr. Winston on May 9, 2025 to report the disposition of shares.

General Information

Availability of Certain Documents

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is posted with this Proxy Statement. You also may obtain additional copies without charge and without the exhibits by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. These documents also are available through our website at www.onewabash.com.

The charters for our Audit, Compensation, Nominating, Corporate Governance and Sustainability, and Finance Committees, as well as our Corporate Governance Guidelines and the Codes, are available on the Governance/ Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Communications with the Board of Directors

Stockholders or other interested persons wishing to make known complaints or concerns about our accounting, internal accounting controls or auditing matters, or bring other concerns to the Board or the Audit Committee, or to otherwise communicate with our independent directors as a group or the entire Board, individually or as a group, may do so by sending an email to board@onewabash.com, or by writing to Wabash National Corporation, Attention: General Counsel, 3900 McCarty Lane, Lafayette, Indiana 47905. You may report your concerns anonymously or confidentially.

Stockholder Proposals and Nominations

Stockholder Proposals for Inclusion in 2027 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2027 Annual Meeting, stockholder proposals must be received by the Company's Corporate Secretary no later than the close of business on December 1, 2026. However, if the date of the 2027 Annual Meeting has changed by more than 30 days from the date of the 2026 Annual Meeting indicated herein, then stockholder proposals must be received a reasonable time before the Company begins to print and send its proxy materials for the 2027 Annual Meeting. Proposals should be sent to Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905 and follow the procedures required by Rule 14a-8 of the Exchange Act.

Stockholder Director Nominations and Other Stockholder Proposals for Presentation at the 2027 Annual Meeting. Under our Bylaws, written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder to be brought before an annual meeting that is not included in our proxy statement must be delivered to the Company's Corporate Secretary no later than the close of business of the 90th day prior nor more than the close of business of the 120th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2027 Annual Meeting must deliver a written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary between the close of business on January 13, 2027 and the close of business on February 12, 2027. However, if the date of the 2027 Annual Meeting is more than 30 days before or after the first anniversary of the 2026 Annual Meeting, any stockholder who wishes to have a nomination or other business considered at the 2027 Annual Meeting must deliver written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business of the 90th day prior to such Annual Meeting or the tenth day following the public announcement of such Annual Meeting. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote. A nomination or other proposal will be disregarded if it does not comply with the above procedure and any additional requirements set forth in our Bylaws. Please note that these requirements are separate from the SEC's requirements to have your proposal included in our proxy materials. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the additional information required by Rule 14a-19 under the Exchange Act of 1934 between the close of business on January 13, 2027 and the close of business on February 12, 2027.

Householding of Proxy Materials

Stockholders residing in the same household who hold their stock through a bank or broker may receive only one set of proxy materials in accordance with a notice sent earlier by their bank or broker. This practice of sending only one copy of proxy materials is called "householding" and this practice saves us money in printing and distribution costs and reduces the environmental impact of our Annual Meeting. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the stockholders within the household. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive separate copies of the proxy materials, now or in the future, should submit a request to the Company by telephone at (765) 771-5310 or by submitting a written request to Wabash National Corporation c/o Director-Investor Relations, 3900 McCarty Lane, Lafayette, IN 47905.

If you hold your shares in "street name" and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President, Chief Administrative Officer,
Corporate Secretary

Proxy Statement

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number: 001-10883

WABASH NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**52-1375208**
(State of Incorporation)	(IRS Employer Identification Number)
3900 McCarty Lane	
Lafayette Indiana	**47905**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 771-5310**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 Par Value	WNC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐		Smaller reporting company ☐
Emerging growth company ☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.1D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2025 was approximately $427,551,493 based upon the closing price of the Company's common stock as quoted on the New York Stock Exchange composite tape on such date.

The number of shares outstanding of the registrant's common stock as of February 9, 2026 was 40,436,437.

Part III of this Form 10-K incorporates by reference certain portions of the registrant's Proxy Statement for its Annual Meeting of Stockholders to be filed within 120 days after December 31, 2025.

WABASH NATIONAL CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") of Wabash National Corporation (together with its subsidiaries, "Wabash," "Company," "us," "we," or "our") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Forward-looking statements convey the Company's current expectations or forecasts of future events. Our "forward-looking statements" include, but are not limited to, statements regarding:

- the cyclical nature of our business and impact of economic conditions on markets, customers, and demand for our products;

- unfairly traded imports of dry vans and refrigerated trailers that may injure or threaten with injury America's domestic dry van and refrigerated trailer industry;

- changes in our customer relationships or in the financial condition of our customers;

- our backlog and indicators of the level of our future revenues;

- reliance on information technology to support our operations and our ability to protect against service interruptions or security breaches;

- use of artificial intelligence in our business and challenges in managing its use;

- inflation;

- reliance on a limited number of suppliers of raw materials and components, price increases of raw materials and components, and our ability to obtain raw materials and components;

- our ability to attract and retain key personnel or a sufficient workforce;

- our ability to execute on our long-term strategic plan and growth initiatives or to meet our long-term financial goals;

- volatility in the supply of vehicle chassis and other vehicle components:

- significant competition in the industries in which we operate, including offerings by our competitors of new or better products and services or lower prices, including foreign competitors who may be violating anti-dumping laws or benefitting from subsidization in their home countries;

- our competition in the highly competitive specialized vehicle industry;

- market acceptance of our technology and products or market share gains of competing products;

- disruptions of manufacturing operations;

- our ability to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers;

- our arrangement to wholly own Linq Venture Holdings LLC;

- our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our agreement to create Wabash Parts LLC;

- current and future governmental laws and regulations and costs related to compliance with such laws and regulations;

- changes to U.S. or foreign tax laws and the effects on our effective tax rate and future profitability;

- changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences;

- the effects of product liability and other legal claims;

- climate change and related public focus from regulators and various stakeholders;

- impairment in the carrying value of goodwill and other long-lived intangible assets;

- our ability to continue a regular quarterly dividend;

- our ability to generate sufficient cash to service all of our indebtedness;

- our indebtedness, financial condition and fulfillment of obligations thereunder;

- increased risks of international operations;

- our ability to meet environmental, social, and governance ("ESG") expectations or standards or to achieve our ESG goals;

- provisions of our Senior Notes which could discourage potential future acquisitions of us by a third party;

- the risks related to restrictive covenants in our Senior Notes indenture and Revolving Credit Agreement (each, as defined below), including limits on financial and operating flexibility;

- price and trading volume volatility of our common stock; and

- assumptions relating to the foregoing.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Annual Report. Each forward-looking statement contained in this Annual Report reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

Currently known risks and uncertainties that could cause actual results to differ materially from our expectations are described throughout this Annual Report, including in "Item 1A. *Risk Factors.*" We urge you to carefully review that section for a more complete discussion of the risks of an investment in our securities.

PART I

ITEM 1—BUSINESS

Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design, manufacture, and service a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and products, trailer aerodynamic solutions, and specialty food grade processing equipment. In addition, through Wabash Hub, customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)^{SM}, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive dealer and preferred partner network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it is our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics, and infrastructure markets and our *Mission* is to transform Wabash into a dynamic growth organization by merging physical products and digital technology to seamlessly serve our customers through a connected ecosystem of partners.

Our *Values* are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.

- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.

- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

Our *Leadership Principles* are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

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Wabash Management System

The Wabash Management System (WMS) is our comprehensive approach to improving how we work every day. It's a set of principles, processes, and tools designed to help us solve problems at their root cause, reduce waste, and continuously improve our operations. WMS isn't just about following procedures; it is about cultivating a culture where everyone, from the shop floor to the office, is empowered to identify issues, suggest solutions, and make improvements. Our WMS principles lead "The Way," guiding our actions and decisions. These principles are supported by disciplines and processes, which, in turn, are reinforced by tools and capabilities. Combined, these principles, disciplines, processes, tools, and capabilities produce breakthrough results. Our seven key disciplines include the following: Strategic Deployment Process, Project Management, Change Management, Problem-Solving, Digital, Functional Excellence and Enterprise Processes. It is through these disciplines that we create a "One Wabash" approach for our employees and customers, add new business capabilities, and enable profitable growth. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation.

WMS capability development has evolved from foundational awareness into a scalable, enterprise-wide system that builds leadership, problem-solving, and execution capability across the Company. WMS University serves as the primary learning and capability platform supporting this evolution, providing structured, role-based learning aligned to WMS principles and disciplines.

Through a combination of digital learning, structured learning paths, virtual instruction, and hands-on application, the WMS training enables employees to consistently apply disciplines, processes, and tools to real business challenges. The curriculum is designed to support immediate application, sustainment, and continuous improvement, reinforcing WMS as a core enabler of performance and cultural alignment.

In 2025, Wabash continued to advance its enterprise discipline maturity through targeted training and process optimization initiatives. Over 22,000 online courses were completed, and employees were trained in project management, change management, problem-solving, and enterprise processes. These efforts have accelerated the progression of key disciplines from early development stages toward maturity, supporting a culture of continuous improvement and functional excellence.

The Project Management Office (PMO) implemented enhanced portfolio management practices, leveraging data-driven metrics to optimize project intake, execution, and resource allocation. Leadership remains focused on strategic alignment, risk management, and agility, ensuring that business objectives are met efficiently and that value is delivered across the enterprise.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and infrastructure markets. Our goal is to leverage standardized processes to drive consistency from customer demand through fulfillment.

Operating Segments

Based on how the Chief Operating Decision Maker ("CODM") manages the business, allocates resources, makes operating decisions, and evaluates operating performance, the Company manages its business in two operating and reportable segments: Transportation Solutions ("TS") and Parts & Services ("P&S"). Additional information related to the composition of each segment is set forth below.

Transportation Solutions	Parts & Services
■ Dry & Refrigerated Van Trailers	■ Aftermarket Parts & Services
■ Platform Trailers	■ Truck Body Upfitting Solutions
■ Tank Trailers	■ Food, Dairy, and Beverage Equipment
■ Truck-Mounted Dry & Refrigerated Truck Bodies	■ DuraPlate® Components & Parts
	■ Wabash Parts LLC (See Note 6 in the Notes to Consolidated Financial Statements)
	■ Linq Venture Holdings LLC / Trailers as a Service (TaaS)SM (See Additional Information Below)

Transportation Solutions

The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and the Company's wood flooring production facility. Additionally, the TS segment includes tank trailers and truck-mounted tanks. Finally, truck-mounted dry and refrigerated bodies, as well as service and stake bodies, are also included in the TS segment. Refer to the "Products" section below for additional information and details related to the TS segment's product offerings.

Parts & Services

The P&S segment comprises the Company's Parts & Services business, as well as the Upfitting Solutions and Services business (a component of our Truck Bodies business). Additionally, the Company's Composites business, which focuses on the use of DuraPlate® composite panels beyond the semi-trailer market, is also part of the P&S segment. This segment also includes the Wabash Parts LLC entity, which we created with our partners as further described in Note 7 in the Notes to Consolidated Financial Statements. Linq Venture Holdings LLC and our Trailers as a Service (TaaS)^{SM} initiatives, which combine our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network to provide a valuable suite of services to our customers, are included in the P&S segment as well. Finally, the P&S segment includes the Company's Engineered Products business, which manufactures stainless-steel storage tanks and silos, mixers and processors for a variety of end markets. Growing and expanding our parts and services offerings continues to be a key strategic initiative for the Company. Refer to the "Products" section below for additional information and details related to the P&S segment's product offerings.

Strategy

Our mission is to transform Wabash into a dynamic growth organization by merging physical and digital technology to seamlessly serve our customers through a connected ecosystem of partners. As a part of this mission, we will focus on the following areas:

- *Expanding customer value through focus and execution of our first-to-final mile solutions -* Our first-to-final mile portfolio of products creates simplicity for customers managing through significant industry change and we will expand our focus to address critical pain points for our customers.

- *Parts & Service growth -* By growing our more recurring revenue business, we expect to achieve a larger base of less cyclical sales and profit to provide a more meaningful offset to the cycles we've historically seen in our Transportation Solutions business. A key part of this has been the ongoing development of our Wabash Parts joint venture with HTI, our digital product offerings and the continued broadening of our ecosystem, which includes customers, suppliers, dealers and technology partners. As these initiatives mature, they will allow us to better balance the cyclicality profile of our business portfolio and they will also transform how we deliver value to our customers.

- *Embedding advanced digital capabilities to create differentiated customer experiences -* This will enable us to offer innovative solutions that set us apart from the competition and will harness data-driven insights and automate processes.

- *Being an integrator of a growing ecosystem to accelerate growth and increase value for customers -* The continued broadening of our ecosystem allows Wabash to uniquely engage across customers, suppliers, dealers and technology partners. By leveraging our growing ecosystem to navigate shifts and seize emerging opportunities, we're in the early innings of using our competencies as an integrator to develop innovative solutions to industry challenges. Our goal across these ecosystem partnerships is to move beyond transactional relationships to enable networks of stakeholders to co-create innovations larger than any one organization could achieve alone.

Our commitment to driving customer-centric innovation and building a dynamic ecosystem of partners positions us to deliver profitable growth and adaptability in an evolving industry landscape. By combining physical and digital technologies, we empower our customers to navigate challenges and seize opportunities.

Acquisition Strategy

We believe that our overall business and segments have significant opportunities to grow through disciplined strategic acquisitions. When evaluating acquisition targets, we generally look for opportunities that exhibit the following attributes:

- *Customer-focused solutions;*

- *Access to new technology and innovation;*

- *Strong management team that is a cultural fit;*

- *Aligned with our core competencies in purchasing, operations, distribution, and product development; and*

- *Growth markets, whether end-markets or geographical, within the transportation, logistics, and distribution industries.*

Annual Report

Capital Allocation Strategy

We believe that a balanced and disciplined capital allocation strategy is necessary to support our growth initiatives and create shareholder value. The objectives and goals of the Company's capital allocation strategy are summarized below:

Maintain Liquidity:	▪ Manage the business for the long-term ▪ Continue to be equipped for changes in market conditions and strategic growth opportunities
Debt Management:	▪ Maintain healthy leverage ratios
Reinvest for Growth:	▪ Fund capital expenditures and research and development that optimize strategic capacity to support demand as well as support our productivity initiatives
Dividends:	▪ Maintain our regular dividend which has been paid for the last nine consecutive years
Share Repurchases:	▪ Offset dilution from stock-based compensation ▪ Opportunistically repurchase shares

Industry and Competition

Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2025 of approximately 196,000 and 195,000, respectively, which represents a decrease of approximately 16.6% and 15.2%, respectively, from 2024 production levels.

Current estimates from ACT and FTR for 2026 United States trailer production are 183,000 and 180,000, respectively, representing a decrease of approximately 6.6% and a decrease of 7.7%, respectively, versus 2025. These estimates are generally in-line with our expectations as trailer manufacturers manage a continued weak 2026 demand compared to previous years due to the continuing freight recession.

ACT is forecasting annual new trailer production levels for 2027, 2028, 2029, and 2030 of approximately 257,000, 297,000, 307,000, and 299,000, respectively. In addition, FTR is forecasting annual new trailer production for for 2027, 2028, 2029 of approximately 231,000, 291,000, and 298,000, respectively. These estimates are generally more consistent with historical trailer industry production levels, and in some years higher than historical production levels. However, overall economic uncertainty and continued soft demand in the industry for certain of our products could continue to impact these estimates. This uncertainty and softness are evident in the ACT and FTR forecasts, particularly for 2026 production. However, we believe that our strategic plan and actions taken over the last several years have positioned us to remain well-suited to adapt to changes in the industry and demand environment due to our strong balance sheet, liquidity profile, and diversification. Additional discussion and analysis is included under the section titled "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Trailer manufacturers compete primarily through the quality of their products, customer relationships, innovative technology, and price. We have observed others in the industry also pursue the development and use of composite sidewalls that compete directly with our DuraPlate® products. Our product development is focused on maintaining a leading position with respect to these products and on development of new products and markets, leveraging products across our segments such as EcoNex™ Technology, as well as our expertise in the engineering and design of customized products.

The tank trailers component of our Transportation Solutions segment and the engineered products component of our Parts & Services segment, in most cases, participate in markets different from our historical core van and platform trailer product offerings. The customers and end markets that these components serve are broader and more diverse than the van and platform trailer industries, including the dairy, food and beverage, pharmaceutical, chemical, craft brewing, biotech, and specialty vehicle markets. In addition, our diversification efforts pertain to new and emerging markets and many of the products are driven by regulatory requirements or, in most cases, customer-specific needs.

The truck body component of our Transportation Solutions segment competes in the specialized vehicle industry, whereby there are only a few national competitors and many smaller, regional companies. Competitive factors include quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. With our national presence, diverse product offerings, and One Wabash approach to customer relationships, we believe that we are well positioned to meet the competitive challenges presented. In addition, a growing part of the truck body product line is directly aligned with our trailer customers.

Human Capital Resources and Management

As of December 31, 2025, we had approximately 4,700 Wabash employees. Throughout 2025, essentially all of our active employees were non-union. Our temporary employees represented approximately 1% of our overall production workforce as of December 31, 2025.

We believe our commitment to our human capital resources is key to our mission, and our people are at the core of our *Values* and *Leadership Principles*. The Company's executives (the "Senior Leadership Team"), including the President and Chief Executive Officer, are responsible for developing and executing the Company's human capital strategy. This includes the attraction, acquisition, development, and engagement of talent to deliver on the Company's strategy and the design of employee compensation and benefits programs. The Senior Leadership Team is also responsible for developing and integrating the Company's diversity and inclusion roadmap. In addition, regular updates are provided to the Company's Board of Directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

- *Employee Engagement* – We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute the Company's strategic plan. Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety. We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate. Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.

- *Talent Development* – One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees. Additionally, we host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. As of 2025, Wabash U offers employees access to over 100 hours of Wabash Management System (WMS) courses tailored specifically to Wabash. This includes more than 60 courses, with plans to continue to expand the offerings further in the coming year.

  Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 500 trained since the program began in 2022) as well as focused development across a variety of topics. Our senior executive leaders participate in team coaching and facilitated activities around topics including team cohesion and collaboration, conflict management, advanced team dynamics, and empowerment; further augmenting their general leadership skills. Additionally, select executives are provided with opportunities for 3 to 12+ months of one-on-one coaching engagements with certified executive coaches. We completed over 15 such engagements in the calendar year 2025. These are meant to further expand each leader's capacity and capability, with some accompanied by 360-degree development assessments leading to robust development activities.

  Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program. We provide all employees with a wide range of professional development experiences, both formal and informal, at all stages in their careers. In addition, Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong. We support the youth in our communities through program funding, training programs, internships, co-ops, and our emerging leadership development programs.

- *Focus on Safety* – At Wabash, safety is a core value with safety of our employees, our customers, and our communities coming first and foremost. We demonstrate our commitment to safety by investing in innovations that help protect people who operate our equipment. In addition, we partner with other manufacturers in the industry to further promote safety by sharing best practices and ideas for implementing higher standards.

Annual Report

We continually focus on reducing the frequency and severity of workplace injuries and improving the workplace environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to educate and empower our employees with the knowledge and tools necessary to make safe choices and mitigate risks. Our employees are encouraged and expected to identify safety opportunities and report near-misses through our safety good catch program. The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. We measure OSHA Total Recordable Incident Rate ("TRIR"), which in 2025, was 4.2. We also measure our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement. The "Blueprint" is one of our leading indicators that helps our plants proactively measure their safety culture. Wabash utilizes a software platform (Ideagen) to strategically mitigate safety risks by understanding historical data and driving business decisions based on actionable insights and advanced analytics.

Our safety awards include:

- 2024 Truck Trailer Manufacturers Association Plant Safety Awards (Fond Du Lac, WI, and San José Iturbide, Guanajuato, Mexico)

- 2023 Truck Trailer Manufacturers Association Plant Safety Awards (Cadiz, Kentucky, and San José Iturbide, Guanajuato, Mexico)

- 2022 Truck Trailer Manufacturers Association Plant Safety Awards (Fond du Lac, WI, and New Lisbon, WI)

- 2021 Truck Trailer Manufacturers Association Plant Safety Awards (Little Falls, MN, and San José Iturbide, Guanajuato, Mexico)

- 2020 Truck Trailer Manufacturers Association Plant Safety Awards (Fond du Lac, WI, and San José Iturbide, Guanajuato, Mexico)

- 2019 Truck Trailer Manufacturers Association Plant Safety Award (New Lisbon, WI)

- 2018 Truck Trailer Manufacturers Association Plant Safety Award (San José Iturbide, Guanajuato, Mexico)

- 2017 Kentucky Governor's Safety and Health Award (Cadiz, KY)

- *Health and Wellness* – The health, safety and wellbeing of our employees are vital to Wabash's success and long-term performance. We provide a broad range of innovative, flexible and accessible health and wellbeing programs designed to support employees across physical, mental, emotional, financial and social dimensions of wellbeing. Our approach emphasizes prevention, education and effective navigation of the healthcare system, recognizing the increasing complexity of care delivery and its impact on workforce engagement, productivity and cost sustainability.

  Our wellbeing programs are designed to support employees throughout their healthcare and life journeys – before, during and after care is needed. These programs provide tools, resources and advocacy intended to encourage informed decision-making, promote wellbeing-focused behaviors and reduce barriers to care. We regularly review program utilization, outcomes, cost trends and employee feedback to ensure our offerings remain responsive to employee needs, regulatory requirements and evolving healthcare and workforce dynamics.

- *Diversity and Inclusion* – Wabash is committed to having a workforce that is diverse and embraces inclusion at all levels, reflecting the diversity of our customers and the varied environments in which we conduct business around the globe. Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrates our inclusive culture and is part of our *Leadership Principles* ("Embrace Diversity and Inclusion"). We need inclusion and diversity to achieve our targeted business results and fulfill our vision of being a premier provider of diverse solutions that optimize customers' end-to-end supply chains across transportation, logistics and infrastructure markets. Openness to diversity widens our access to the best talent, and inclusion allows us to engage that talent fully. In addition, we place special focus on preventing pay imbalances among genders, including proactive adjustments to pay, titles, and/or benefits to prevent gender pay gaps.

  In 2025, 53% of our total hourly hires were women and/or minorities, and 44% of total salaried hires in 2025 were women and/or minorities.

- *Compensation and Benefits* – At Wabash, we are redefining total compensation and benefits into a holistic compensation, benefits and wellbeing offering with a forward-thinking approach that sets us apart. We do not simply aim for market competitiveness – we lead with innovation, ensuring our employees are rewarded not only fairly but in ways that inspire growth and performance.

Our commitment to excellence and future-focused solutions drives everything we do, creating a workplace where our employees thrive and accomplishments are shared. Our holistic compensation philosophy is designed to:

- ◦ Attract and retain talent by offering competitive pay to attract skilled employees essential for our growth;

- ◦ Reward performance by recognizing and incentivizing contributions that drive the Company's success with transparency to each piece of an employee's compensation; and

- ◦ Align outcomes by linking compensation to our values and leadership principles alongside Company and individual performance to foster shared achievements.

In addition to base pay, our compensation and benefits programs include annual incentive bonuses, stock-based compensation awards, a 401(k) plan and non-qualified deferred compensation plan with employee matching opportunities, expansive healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, paid family leave, family care resources, safety footwear and prescription safety eyewear programs, an employee assistance program and tuition assistance, among other offerings.

Wabash compensates employees in accordance with applicable federal, state and local laws and regulations. We regularly review and adjust compensation and benefits programs as economic, financial and workforce conditions permit to support competitiveness, performance alignment and long-term sustainability.

- ▪ **Community Involvement** – Wabash's Community Impact program combines volunteer work with financial support to make a meaningful, long-lasting impact in our communities. We actively partner with nonprofit organizations on projects to donate time, materials and financial resources to support our communities where we live and work. We believe that enriching the lives of those around us is a powerful investment in our future. The Wabash community impact initiatives target support to programs under three key pillars: youth advocacy, veteran and military family and food insecurity.

  In 2025, Wabash elevated its commitment to strengthening communities nationwide through a powerful combination of volunteerism, in-kind support and strategic financial investment. This year marked a transformational leap forward with the launch of the Wabash Community Connect ("WCC") Portal, a digital platform designed to inspire belonging, purpose and employee-driven impact. In just a few months, hundreds of employees used the WCC to engage directly with nonprofits, fueling an extraordinary $468,397 in charitable support and driving meaningful change across our core pillars. Nearly 100 nonprofit organizations benefited from these efforts, chosen intentionally by Wabash teams to reflect the causes that matter most in their communities. Wabash employees dedicated an impressive 6,305 volunteer hours in 2025, serving food banks, youth programs, veteran services, environmental initiatives, animal shelters and more. More than 50 volunteer events brought employees together while 100% senior leadership participation in Day of Giving set the tone for a culture of service. We are creating remarkable teams, strengthening our culture and driving meaningful, lasting change in the communities we serve.

  Wabash is committed to continuing its mission to positively impact the world, and we will continue to drive initiatives to give back and deliver purposeful improvements in our communities.

Our annual Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance (ESG) initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Competitive Strengths

We believe our core competitive strengths include, but are not limited to:

- ▪ **Long-Term Core Customer Relationships** – We are the leading provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders. Our van products are preferred by many of the industry's leading carriers. We are also a leading provider of liquid-transportation systems and engineered products and we have a strong customer base, consisting of mostly private fleets, and have earned a leading market position across many of the markets we serve. In addition, we are a leading manufacturer of truck bodies, and we have a strong customer base of large national fleet leasing companies and large retailers. Our competitive strength related to long-term core customer relationships is evidenced by our multi-year order agreement with J.B. Hunt Transport Inc., which we announced in January 2023.

- **_Technology and Innovation_** – We continue to be recognized by the trucking industry as a leader in developing technology to provide value-added solutions for our customers that reduce trailer operating costs, improve revenue opportunities, and solve unique transportation problems. Throughout our history, we have been and we expect to continue to be a leading innovator in the design and production of transportation products. We have commercialized and launched DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53-foot DuraPlate® trailer by 300 pounds without compromising strength or durability.

  Within our broader innovation portfolio, we have developed advanced thermal and lightweighting technologies, including EcoNex™ Technology, which is designed to improve thermal efficiency and reduce material weight in refrigerated applications. EcoNex™ Technology supports lower lifetime operating costs and more efficient use of resources.

  These technology advancements reflect our continued focus on engineering solutions that help customers operate more efficiently, sustainably, and competitively across the transportation and logistics ecosystem.

  Since December 2021 we have partnered with Purdue University to accelerate the Company's speed to market with proprietary, innovative products. The partnership connects Wabash to Purdue's Office of Industry Partnerships, allowing us to leverage Purdue University's resources to deliver new and improved sustainability-focused solutions to the transportation, logistics, and distribution industries. For example, in 2024 we announced a research and development project to investigate an experimental trailer that recaptures its own electricity from vibrations, heat and airflow.

  In addition, Wabash was selected to receive a $1.6 million grant award from the U.S. Department of Energy Solar Energy Technologies Office (SETO) to support a research and development project aimed at decarbonizing the commercial transportation industry. The three-year project, in partnership with the University of Delaware's Center for Composite Materials, focuses on integrating high-efficiency solar energy into refrigerated trailers and truck bodies. This innovation will play a pivotal role in making zero-emission mid-mile transportation a commercially viable option.

- **_Significant Brand Recognition_** – In January 2022, Wabash National Corporation and its portfolio of brands rebranded as Wabash® and began a significant shift in the Company's go-to-market brand strategy. This rebranding provides the foundation to build upon our history of being one of the most widely recognized brands in the industry, recognized for quality, performance, and innovation leadership. It also positions us to increase the ease of doing business for customers and solve critical customer needs with innovative solutions across products from the first to final mile. In addition, we were named to the America's Best Midsize Companies list by _TIME_ magazine in 2025.

- **_Wabash Management System (WMS)_** – WMS empowers Wabash to drive breakthrough change using an aligned approach to build standards, knowledge and capability. WMS prioritizes our strategic objectives and transforms the organization through sustainable execution, creating genuine value for all. WMS puts our culture into action through a Lean mindset and respect for all, inspiring every employee to actively contribute to our enterprise transformation. The Wabash Management System is our comprehensive approach to improving how employees work every day.

  Safety, quality, delivery, cost, morale, and environment are the core elements of our program of continuous improvement. We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In addition, we have achieved ISO 9001 registration of the Quality Management Systems at our Lafayette, Indiana and Cadiz, Kentucky facilities.

- **_Corporate Culture_** – As further described above in the "Human Capital Resources and Management" section, we believe strong human capital acts as a competitive differentiator and our focus is not only on ensuring we have the right leaders in place to drive our strategic initiatives today, but also to nurture our talent pipeline to develop strong leaders for our company's future. To that end, we benefit from an experienced, value-driven management team and dedicated workforce.

  We strive to achieve alignment at every layer and throughout all functional areas of our business and are focused on ensuring the right systems are in place to facilitate all team members working toward the same shared goals. Critical to this is the One Wabash mindset that our business is constructed of three interlinked segments that benefit from one another and are stronger as a result of being part of Wabash.

- ***Extensive Distribution Network*** – We utilize a network of 18 independent dealers with approximately 55 locations throughout North America to distribute our van trailers. Our platform trailer distribution network consists of 32 independent dealers with approximately 70 locations throughout North America. Our tank trailers are distributed through a network of 5 independent dealers with 14 locations throughout North America, along with additional arrangements to provide supplemental coverage as needed. Additionally, our truck body commercial network consists of more than 1,100 partners. Our commercial network primarily serves mid-market and smaller sized carriers and private fleets in the geographic region where the partner is located and occasionally may sell to large fleets.

  In addition to our independent dealer network, we bolster our aftermarket support through a preferred partner network that provides equipment service, maintenance and access to Wabash Genuine Parts. This network includes more than 45 independent parts and service locations throughout North America, ensuring comprehensive coverage and reliable support for our customers' ongoing needs.

Regulation

Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety and environmental sustainability features incorporated in the design and use of truck and tank trailers, as well as truck bodies. These regulations include: requirements to install Electronic Logging Devices, the use of aerodynamic devices and fuel saving technologies, as well as operator restrictions as to hours of service and minimum driver safety standards (see "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more details on these regulations). In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies (see "Environmental Matters").

Products

Since our inception, we have worked to expand our product offerings from a single tractor trailer dry van product to a broad range of connected solutions for the transportation, logistics, and distribution industries to help our customers move everything from first to final mile. We manage a diverse product portfolio, maintain long-standing customer relationships, and focus on innovative and breakthrough technologies within two operating segments.

Our current Transportation Solutions segment primarily includes the following products:

- **Van, Platform, and Tank Trailers**

  - *Dry Van Trailers.* The dry van market represents our largest product line and includes trailers sold under the DuraPlate® and DuraPlate HD® trademarks. Our DuraPlate® trailers utilize a proprietary technology that consists of a composite sandwich panel wall for increased durability and greater strength. In addition, we have introduced DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53-foot DuraPlate® trailer by 300 pounds.

  - *Platform Trailers.* Platform trailers consist of a trailer chassis with a flat or "drop" loading deck without permanent sides or a roof. These trailers are primarily utilized to haul steel coils, construction materials, and large equipment. In addition to our all steel and combination steel and aluminum platform trailers, we also offer a premium all-aluminum platform trailer.

  - *Refrigerated Trailers.* Our refrigerated trailers provide thermal efficiency and maximum payload capacity. Our refrigerated trailers are sold under the ArcticLite® trademark and built by a third party contract manufacturer.

  - *Tank Trailers.* Our tank trailer offerings include several products dedicated to transportation solutions. Our product offerings in this component of the TS segment include stainless steel and aluminum tank trailers for the dairy, food and beverage, oil, and gas markets, as well as stainless steel and fiberglass reinforced poly tank trailers for chemical end markets.

- **Truck Bodies and Related Products**

  - *Wabash® Dry Freight Truck Bodies.* These truck bodies range from 12 to 30 feet in length with exterior walls assembled from one of several material options, including our premium DuraPlate® panels and pre-painted aluminum sheet and post. Additional features include industry-leading durable one-piece front header design, LED marker lights, sealed wiring harnesses, hardwood flooring, and various door configurations to accommodate end-user loading and unloading requirements. This product is adaptable for a diverse range of uses in dry-freight transportation.

- *Cargo and Cargo XL Bodies.* An ideal route truck for a variety of commercial applications, these van bodies are manufactured on cutaway chassis which allow access from the cab to the cargo area. This newly designed product line utilizes our DuraPlate® panel wall construction as the foundation for a superior light duty delivery vehicle for the growing final mile segment of the truck body market we serve.

- *Insulated Acutherm™ Refrigerated Truck Bodies.* These insulated van bodies, in lengths from 12 to 28 feet, provide versatility and dependability for temperature-controlled applications. Flexible for either hand-load or pallet-load requirements, they are ideal for multi-stop distribution of both fresh and frozen products.

- *Platform Truck Bodies.* Our platform truck bodies offer various configurations with steel front bulkheads and removable stake racks on the sides and rear. The platform truck body is utilized for a broad range of manufacturing and construction industries' transportation needs.

- **Other Transportation Solutions Components**

  - *Used Trailers.* These products include the sale of used trailers through our used fleet sales center to facilitate additional new trailer sales with a focus on selling both large and small fleet trade packages to the wholesale market.

  - *Wood Products.* We manufacture laminated hardwood oak flooring used primarily in our dry van trailer products at our manufacturing operations located in Harrison, Arkansas.

Our current Parts & Services segment primarily includes the following products:

- **Upfit, Parts, and Services Offerings**

  - *Aftermarket Parts and Services.* Aftermarket component products are manufactured to provide continued support to our customers throughout the lifecycle of the trailer. Utilizing our on-site service centers, we provide a wide array of quality aftermarket parts and services to our customers. In addition, we provide parts and maintenance and repair services for tank trailers and other related equipment through our five tank service centers.

  - *Truck Body Upfitting, Parts, and Services.* Through our eight truck body upfitting locations across the U.S., we provide solutions that customize our products and ensure they meet customers' needs. Offerings include steel flatbed bodies, truck body mounting, shelving for package delivery, partitions, roof racks, hitches, thermal solutions, liftgates, and more. We also offer direct-line access to truck body repair parts (generally for all manufacturers) and provide other services such as door repair and replacement, collision repair (generally for all manufacturers), and basic maintenance.

- **Linq Venture Holdings, LLC**

  - *Linq Venture Holdings LLC.* The Company continued to unify and expand its parts and services capabilities and ecosystem through its newly-acquired interest in Linq Venture Holdings LLC, ("Linq") to develop and scale a digital marketplace in and for the transportation and logistics distribution industry. Linq is intended to be the digital channel to market Wabash equipment and parts & services, as well as non-Wabash parts & services, in a digital marketplace format to end customers as well as dealers.

- **Wabash Parts LLC**

  - *Wabash Parts LLC.* As further described in Note 7 in the Notes to Consolidated Financial Statements, during the second quarter of 2022, we unified and expanded our parts and distribution capabilities by executing an agreement with a partner to create a new legal entity (Wabash Parts LLC) to operate a parts and services distribution platform. The single channel distribution network will, over time, include the entire Wabash aftermarket portfolio and a wide range of transportation parts with increased inventory and faster shipping. In addition, the network utilizes Wabash's extensive network of equipment dealers' service capabilities, as well as the infrastructure of industry-leading partners of national wholesale distribution for aftermarket heavy-duty truck and trailers parts, using multiple distribution centers across the United States.

- **Process Systems**

  - *Process Systems.* Product offerings include stainless steel storage tanks and silos, mixers, and processors for the dairy, food and beverage, pharmaceutical, chemical, craft brewing, and biotech end markets.

- **Other Parts & Services Product Offerings**

  ◦ *Trailers as a Service (TaaS)^{SM}*. Our TaaS initiative is a transformative category in logistics that provides flexible, on-demand access to trailer capacity through subscription-based programs. Powered by TrailerHawk.AI technology, TaaS eliminates capital expenses while delivering premium equipment, comprehensive maintenance, and advanced cargo and asset assurance. TrailerHawk is the industry's first unified cargo security and trailer assurance platform, combining patent-pending smart locks, real-time monitoring, and digital chain of custody technology to prevent strategic theft and protect freight from origin to destination.

  ◦ *Composites*. Our Composites products focus on the use of DuraPlate® composite panels and EcoNex^{TM} Technology beyond the semi-trailer market. Product offerings include truck bodies, overhead doors, and other industrial applications. We continue to develop new products and actively explore markets that can benefit from the proven performance of our proprietary technology. We offer a number of aerodynamic solutions designed to improve overall trailer aerodynamics and fuel economy, most notably the DuraPlate® AeroSkirt®, which is EPA Smartway® verified and California Air Resource Board compliant.

  ◦ *Used Trailers*. These products include the sale of used trailers that do not occur through our used fleet sales center.

Customers

Our customer base has historically included many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload common carriers, and package carriers. We continue to expand our customer base and achieve diversification through acquisitions, organic growth, product innovation, and our extensive distribution and service network. All of these efforts have been accomplished while maintaining our relationships with our core customers. Our five largest customers together accounted for approximately 35%, 42%, and 32% of our aggregate net sales in 2025, 2024 and 2023, respectively. No individual customer accounted for more than 10% of our aggregate net sales in 2025. Our largest customer, included as part of the Transportation Solutions segment, accounted for 15% and 12% of our aggregate net sales in 2024 and 2023, respectively. International sales accounted for less than 10% of net sales for each of the last three years.

We have established relationships as a supplier to many large customers in the transportation industry for our dry and refrigerated van products, platform trailers, and tank trailers, including the following:

- *Truckload Carriers:* Crete Carrier Corp.; J.B. Hunt Transport, Inc.; Werner Enterprises, Inc.; Southland Transportation Company; and Knight/Swift Transportation Holdings, Inc.; and Schneider National, Inc.

- *Less-Than-Truckload Carriers:* Saia, Inc.; FedEx Freight, Inc; Old Dominion Freight Lines, Inc.; and R&L Carriers, Inc.

- *Leasing Companies:* Fleetco, Inc.; Penske Truck Leasing Co., L.P.; Ryder System, Inc.; XTRA, LLC; Brody Transportation Company, Inc.; and Premier Trailer Leasing.

- *Private Fleets:* Dollar General Corporation; and PepsiCo, Inc.

- *Liquid Carriers:* Semo Tank/Baker Equipment Co.; Dana Liquid Transport Corporation; Stuart Tank Sales Corporation; The Jack Olsta Co.; and Hills Stainless Tank Inc.

In addition, we sell our truck bodies to fleet leasing customers and direct customers including, but not limited to: Ryder System, Inc., Penske Truck Leasing Co., L.P., Budget Truck Rental, LLC, and Enterprise Holdings, Inc. Notable end users of our truck body products include, but are not limited to: Southern Glazer's Wine and Spirits, LLC, The Kroger Co., Home Express Delivery, LLC., U.S. Autoforce, and Costco Wholesale Corporation.

Through our engineered products component of the Parts & Services segment, we sell our products to customers including, but not limited to, Penske Truck Leasing Co., L.P., Transglobal, and Whiting Door Manufacturing, Corp.

Marketing and Distribution

We market and distribute our products through two primary channels:

- Factory direct accounts; and

- Independent dealerships.

Factory direct accounts are generally large fleets that are high volume purchasers. Historically, we have focused on the factory direct market in which customers are highly knowledgeable of the lifecycle costs of equipment and, therefore, are best equipped to appreciate the innovative design and value-added features of our products, as well as the value proposition for lower total cost of ownership over the lifecycle of our products.

We also sell our van, platform, and tank trailers through a network of independent dealers. Additionally, our truck body products are sold through commercial dealers. Our dealers primarily serve mid-market and smaller sized carriers and private fleets in the geographic region where the dealer is located and occasionally may sell to large fleets. The dealers may also perform service and warranty work for our customers.

Raw Materials

We utilize a variety of raw materials and components in our manufacturing processes including, but not limited to, specialty steel coil, stainless steel, plastic, aluminum, lumber, tires, landing gear, axles and suspensions. We purchase these items from a limited number of suppliers. While we manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives, raw material costs as a percentage of net sales for 2025 increased slightly compared to 2024. Significant price fluctuations or shortages in raw materials or finished components have had, and could have in the future, adverse effects on our results of operations. In 2026 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be steel, aluminum, plastic, and wood. We will continue to endeavor to pass along cost increases for raw material and components to our customers. While price increases implemented to offset inflation or supply disruptions have generally been successful, they are occasionally subject to delays. Increases in prices for these purposes represent a risk in execution. In an effort to minimize the effect of price fluctuations, we hedge certain commodities that have the potential to significantly impact our results of operations.

Backlog

Orders that have been confirmed by customers in writing and have defined delivery timeframes are included in our backlog. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications, terms, or cancellation. The following table presents backlog information as of December 31, 2025 and December 31, 2024 (in millions):

	December 31,			
	2025		2024	Change
12-month backlog	$	576	$	813	(29)%
Total backlog	$	705	$	1,169	(40)%

The decrease in rolling 12-month backlog and total backlog from December 31, 2024 is primarily due to a challenging market environment as fleet customers remain cautious. Despite this, the underlying conditions for a strong trailer demand response is growing once the freight market recovery threshold is met and customers look to recapture profitability. Refer to the "Outlook" section below for additional details related to industry and market conditions.

Patents and Intellectual Property

We hold or have applied for 142 patents in the U.S. on various components and techniques utilized in our manufacture of transportation equipment and engineered products. In addition, we hold or have applied for 151 patents or registered designs in foreign countries. Our patents include intellectual property related to the manufacture of trailers, containers, truck bodies, platform trailers, tanks, and other engineered products as well as digital systems and methods for monitoring and securing trailers and trailer components—all of which we believe offer us a significant competitive advantage in the markets in which we compete.

Our DuraPlate® patent portfolio includes several patents, which cover not only utilization of our DuraPlate® products in the manufacture of trailers, but also cover a number of aerodynamic-related products aimed at increasing the fuel efficiency of trailers, including DuraPlate AeroSkirt®. U.S. and foreign patents and patent applications in our DuraPlate® patent portfolio have expiration dates extending until 2036. Certain U.S. patents relating to the combined use of DuraPlate® panels and logistics systems within the sidewalls of our dry van trailers will not expire until 2027 or after; several other issued U.S. patents and pending patent applications relating to the use of DuraPlate® panels, or other composite materials, within aerodynamic-related products will not begin to expire until after 2030. Additionally, we also believe that our proprietary DuraPlate® and DuraPlate® Cell Core production processes, which have been developed and refined since 1995, offer us a significant competitive advantage in the industry—above and beyond the benefits provided by any patent protection concerning the use and/or design of our DuraPlate® products. While we continue to invest in the development of new composite panel technologies, we believe the proprietary knowledge of our DuraPlate panel manufacturing processes and the significant intellectual and capital hurdles in creating similar production processes provide us with an advantage over others in the industry who utilize composite sandwich panel technology.

Additionally, our intellectual property portfolio includes patents related to the rear impact guard ("RIG"). The RIG patents include RIG designs which surpass the federal regulatory RIG standards for the U.S. and Canada and will not begin to expire until 2035.

Wabash acquired assets of TrailerHawk ai LLC in 2025 including several patent applications for cargo security devices and software platforms. Wabash has continued to invest in and develop the underlying technology in order to provide an integrated solution which pairs a digitally connected cargo door and intelligent locking system with a technology platform to link physical access control with real-time visibility and actionable assurance events to help prevent cargo theft. We believe this proprietary technology provides a novel solution for customers and fleets to the growing challenges of cargo theft across the U.S. supply chain.

In addition, our intellectual property portfolio includes patents and patent applications covering many trailer industry components. These products have become highly desirable and are recognized for their innovation in the markets we serve. These patents include, for example, those covering the Trust Lock Plus® door locking mechanism, the Max Clearance® Overhead Door System, which provides additional overhead clearance when an overhead-style rear door is in the opened position that would be comparable to that of swing-door models, the use of bonded or riveted intermediate logistics strips, the bonded D-ring hold-down device, bonded skylights, and the DuraPlate® arched roof. The patents covering these products will not expire before 2029. We believe all of these proprietary products offer us a competitive market advantage in the industries in which we compete.

We also hold or have applied for 54 trademarks in the U.S. as well as 76 trademarks in foreign countries. These trademarks include the Wabash® brand as well as trademarks associated with our proprietary technologies and products such as DuraPlate®, MaxClearance® Overhead Door System, Trust Lock Plus®, EZ-7®, DuraPlate Aeroskirt®, DuraPlate HD®, Lock-Rite®, and EZ-Adjust®. Additional trademark and service mark applications covering our proprietary technologies include Acutherm™ covering an intelligent thermal management system of components, products, and solutions, our Trailers as a Service (TaaS)™ platform for providing customers with trailer pool services, and our Everline™ brand of Wabash parts. Trademark applications for TrailerHawk.ai™, CargoHawk.ai™, Hawkeye™, Hawkeye Vision™, and Hawkeye.ai™ cover our proprietary digitally connected cargo door and software platform technologies. We believe all of these trademarks are important for the identification of our products and the associated customer goodwill; however, our business is not materially dependent on such trademarks.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, climate change, wastewater discharges, the handling and disposal of solid and hazardous wastes and occupational safety and health. Our operations and facilities have been, and in the future may become, the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs and, in some cases, the payment of penalties (see "Legal Proceedings" in Part I, Item 3 for more details).

We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Website Access to Company Reports

We use our Investor Relations website, ir.onewabash.com, as a channel for routine distribution of important information, including news releases, investor presentations, and financial information. We post filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities Exchange Commission ("SEC"), including our annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, our proxy statements on Schedule 14A, and any amendments to those reports or statements. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Information About Our Executive Officers

The following are the executive officers of the Company:

Name	Age	Position
Brent L. Yeagy	55	President and Chief Executive Officer, Director on the Board of Directors
M. Kristin Glazner	48	Senior Vice President, Chief Administrative Officer, Corporate Secretary
Patrick Keslin	45	Senior Vice President, Chief Financial Officer
Michael N. Pettit	50	Senior Vice President, Chief Growth Officer
Drew Schwartzhoff	48	Senior Vice President, Chief Commercial Officer
Donald Winston	48	Senior Vice President, Chief Operating Officer

Brent L. Yeagy. Since June 2018, Mr. Yeagy has been responsible for the strategic direction and operations of Wabash in his role as President and Chief Executive Officer. Before his appointment as President and CEO, Mr. Yeagy was President and Chief Operating Officer from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products. Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994. Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

M. Kristin Glazner. Kristin Glazner was appointed Senior Vice President, Chief Administrative Officer on December 8, 2023, in an expanded role leading administrative operations within Wabash, including leading Wabash Management System. She continues to serve as General Counsel and Chief Human Resources Officer, holding both roles since June 1, 2020. Ms. Glazner joined Wabash in February 2010 as Corporate Counsel and served in that role until October 2017, when she was appointed to the position of Vice President – Human Resources and Legal Administration, then Vice President – Corporate Human Resources. She was named Senior Vice President and Chief Human Resources Officer in November 2018. Before joining Wabash, Ms. Glazner was an attorney with the law firm Baker & Daniels LLP (now Faegre Drinker Biddle & Reath LLP) from 2002 to 2010. She holds a Juris Doctor degree from Indiana University Maurer School of Law and a Bachelor of Arts degree from Butler University.

Patrick Keslin. Mr. Keslin was appointed to Senior Vice President, Chief Financial Officer on September 1, 2024, having previously served as Vice President, Finance since 2022. He joined Wabash in 2017 and has served in a number of positions with increasing responsibility, including Senior Director of Business Finance, Senior Director of Finance – Commercial Trailer Products and Director of Finance – Diversified Products Group. Prior to Wabash, from 2001 to 2017, Mr. Keslin held various finance positions at Honeywell, including Director of Finance at Honeywell UOP in Des Plaines, Illinois. With more than 22 years of experience in finance at Fortune 500 and Fortune 1000 manufacturing companies, he has a broad understanding of strategic planning, financial modeling, pricing strategy, production planning and lean manufacturing processes and principles. Mr. Keslin holds an MBA with concentrations in Finance, Accounting, Economics and Econometrics from The University of Chicago Booth School of Business and a Bachelor of Science in Business Finance from Indiana University – Kelley School of Business with a Minor in Mathematics. He also attended The Executive Program for Prospective CFOs at Chicago Booth in November 2023.

Michael N. Pettit. Mr. Pettit was appointed to Senior Vice President, Chief Growth Officer on September 1, 2024. In this role, Mr. Pettit focuses on driving the company's growth initiatives, expanding market reach, and overseeing the company's Parts and Services segment with a focus on the integration of physical and digital technologies. Before this appointment, Mr. Pettit served as Senior Vice President, Chief Financial Officer since January 2020. His prior roles at Wabash include Senior Vice President and Group President, Final Mile Products (2018–2020), and Vice President of Finance and Investor Relations (2014–2018). He joined Wabash in 2012 as Director of Finance for Commercial Trailer Products. Before joining Wabash, he spent 14 years at Ford Motor Company, where he held various finance positions with increasing responsibility. With over 25 years of experience in the transportation industry, Mr. Pettit has a broad understanding of strategic planning, mergers and acquisitions, pricing strategy, production planning, and lean manufacturing processes and principles. He holds a Bachelor of Science degree in Industrial Management from Purdue University and an MBA from Indiana University. He has also completed executive development programs at prestigious institutions, including Harvard University, Stanford University, University of Chicago Booth School of Business and Northwestern University.

Drew Schwartzhoff. Drew Schwartzhoff was appointed Senior Vice President, Chief Commercial Officer on January 15, 2025, after serving as Senior Vice President, Strategic Marketing since September 2024. He is responsible for overseeing the company's sales, customer experience, product management, marketing and communications strategies. With over 25 years of experience in marketing and business leadership, he brings a wealth of expertise in driving customer-centric strategies and delivering innovative solutions across a range of industries. Mr. Schwartzhoff joined the company as Vice President, Marketing in 2023. Before Wabash, he held senior marketing positions at C.H. Robinson, a global logistics provider, where he played a key role in enhancing the company's customer experience and market presence. His extensive background spans both business-to-business and business-to-consumer marketing, with a strong focus on the logistics and supply chain sectors. He is recognized for his ability to integrate marketing and product strategies, ensuring that customer experience and market penetration are at the forefront of business growth. His strategic vision and leadership are integral to Wabash's mission of delivering connected solutions that change how the world reaches you. Mr. Schwartzhoff holds a Bachelor of Business Administration degree in Marketing from St. Cloud State University.

Donald Winston. Donald Winston was appointed Senior Vice President, Chief Operating Officer on January 15, 2025, after serving as Senior Vice President, Global Operations since September 2024. Mr. Winston leads the company's core manufacturing teams and oversees global procurement, supply chain and operational excellence initiatives. With extensive leadership experience in manufacturing leadership and a strong track record in continuous improvement, he is focused on driving operational efficiencies, safety and quality across the company's North American manufacturing sites. Before joining Wabash in January 2024, Mr. Winston served as Vice President, Operations at Novolex. With over 23 years of manufacturing leadership experience, he has developed a deep expertise in building operational excellence capabilities and transitioning organizations to more mature, process-oriented operational environments. His career includes key roles at Closure Systems International (2020–2023 and 2007–2014), Ardagh Group (2015–2020) and Ford Motor Company (2001–2007). Mr. Winston holds a Master of Science degree in Industrial Engineering Technology and a Bachelor of Science degree in Organizational Leadership and Supervision from Purdue University. He has also completed Executive Leadership Training through Duke Corporate Education.

Annual Report

ITEM 1A—RISK FACTORS

You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this Annual Report before investing in our securities. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Strategy and Operations

The cyclical nature of our business and the impact of economic conditions on markets, customers and demand for our products may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The truck trailer manufacturing industry historically has been, and is expected to be, cyclical and is affected by overall economic conditions, including variability driven by supply chain inconsistency. Poor economic conditions can adversely affect demand for new trailers and the steps we have taken to diversify our product offerings through the implementation of our strategic plan do not insulate us from cyclicality or changes in demand. Demand for our products is sensitive to changes in economic conditions, including changes related to unemployment, consumer confidence and income, new housing starts, industrial production, inflationary pressures, government regulations such as federal hours-of-service rules, truck safety, limitations on vehicle weight, size, and configuration, and federal emissions standards.

We also continue to be reliant on the credit, housing, energy and construction-related markets in the U.S. The same general economic concerns faced by us are also faced by our customers. We believe that some of our customers are highly leveraged and have limited access to capital, and their continued existence may be reliant on liquidity from global credit markets and other sources of external financing. Lack of liquidity by our customers could impact our ability to collect amounts owed to us.

An economic downturn and the status of economic conditions periodically has, and could have in the future, an adverse effect on the ability of customers to meet their contractual terms or payment obligations, truck freight, sales volumes and the demand for, and the pricing of, our products, and could have a material adverse effect on our profitability, ability to meet our payment and other obligations under our outstanding debt agreements, business, financial condition, cash flows and results of operations. In addition, anti-dumping actions we may pursue to counter government subsidies to, and dumping by, foreign competitors that could impact our trailer production and pricing may prove to be ineffective. Our ability to sustain or increase profitability in the future also depends on factors including our overall trailer volumes, gross margins, momentum on our product diversification efforts, collection of amounts owed from customers and management of expenses.

Unfairly traded imports of dry vans and refrigerated trailers could injure or threaten with injury America's domestic dry van and refrigerated trailer industry, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In November 2025, the American Trailer Manufacturers Coalition (a coalition of U.S. van trailer producers including Wabash), filed petitions with the U.S. Department of Commerce (the "DOC") and U.S. International Trade Commission ("ITC") in response to imports of dumped and subsidized van trailer products entering the United States from China, Canada, and Mexico. Such imports have had, and may continue to have, a material impact on U.S. trailer production, including declines in production, shipments, performance, and employment. The ITC's investigative process is expected to take approximately one year. On February 6, 2026, the ITC found that there is a reasonable indication that the U.S. dry vans and refrigerated trailers industry is materially injured due to the imports. As a result, the DOC may calculate a range of affirmative preliminary countervailing duties with determinations on anti-dumping to follow. A failure by, or the inability of, U.S. trade officials to implement antidumping and countervailing duties in response to the injurious effects of unfairly traded trailer products could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A change in our customer relationships or in the financial condition of our customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have longstanding relationships with a number of large customers. We do not have long-term agreements with all of these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our core customers. We often are unable to predict the level of demand for our products from these customers, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. Furthermore, we are subject to a concentration of risk as our five largest customers together accounted for approximately 35% of our aggregate net sales in 2025. No individual customer accounted for more than 10% of our aggregate net sales in 2025 and international sales accounted for less than 10% in 2025. The loss of or change to the relationship with a significant customer, post-sale disputes or unexpected changes or delays in product purchases could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our backlog may not be indicative of the level of our future revenues.

Our backlog represents future production for which we have written orders from our customers that have defined delivery timeframes. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications and terms, or cancellation. Our reported backlog may not be converted to revenue in any particular period and actual revenue from such orders may not equal our backlog. It is also possible that our methodology for determining backlog may not be comparable to that of our competitors. Therefore, our backlog may not be fully indicative of the level of our future revenues.

We rely significantly on information technology to support our operations and if we are unable to protect against service interruptions or security breaches, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We depend on a number of information technologies, some of which are managed by third parties, to integrate departments and functions, enhance the ability to service customers, improve our control environment, and manage our cost reduction initiatives. We also collect and store certain sensitive data in data centers owned by third parties and on information technology networks. The secure maintenance and operation of these data centers and information technology networks is critical for our business operations and strategy. We have put in place a number of systems, processes, and practices designed to protect against the failure of our technologies, as well as the misappropriation, exposure or corruption of the information stored thereon. Maintaining and enhancing these cybersecurity systems, processes and practices may increase our costs. Service disruptions or intentional actions such as intellectual property theft, cyber-attacks, unauthorized access, or malicious software, may lead to such misappropriation, exposure or corruption if our protective measures prove to be inadequate. Any issues involving these critical business applications and infrastructure may adversely impact our ability to manage operations and the customers we serve. Increasing use of artificial intelligence may increase these risks. We could also encounter violations of applicable law or reputational damage from the disclosure of confidential business, supplier, customer, or employee information or the failure to protect the privacy rights of our employees in their personal identifying information. In addition, the disclosure of non-public information could lead to the loss of our intellectual property and diminished competitive advantages. Should any of the foregoing events occur, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may use artificial intelligence in our business and challenges in managing its use could result in reputational harm or liability, and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may leverage artificial intelligence, including generative artificial intelligence and machine learning, in our business, including in product development, operations and software programming. Our competitors or other third parties may incorporate artificial intelligence into their businesses more quickly or more successfully than us, which could result in reputational harm and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, there are significant risks involved in developing and deploying artificial intelligence and there can be no assurance that use of artificial intelligence will be beneficial to our business, including our efficiency or profitability. The rapid evolution of artificial intelligence, including the regulation of artificial intelligence by government or other regulatory agencies, will require significant resources to develop, test and maintain our platforms, offerings, services, and features to implement artificial intelligence ethically and minimize any unintended harmful impacts.

Inflation could materially and adversely affect our business, financial condition, cash flows and results of operations.

Inflation rates in the markets in which we operate have seen increases in recent years and may continue to rise. Inflation and elevated price levels have led us to experience higher costs of labor, materials and transportation. Our suppliers have raised their prices and may continue to raise prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability. Deteriorating economic and political conditions and uncertainty, such as increased unemployment, changes in capital spending, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products. If inflation rates continue to rise or remain elevated for a sustained period of time, they could materially and adversely affect our business, financial condition, cash flows, and results of operations.

We have a limited number of suppliers of raw materials and components; supply chain disruptions, increases in the price of raw materials and components or the inability to obtain raw materials and components could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We currently rely on a limited number of suppliers for raw materials and key components in the manufacturing of our products, such as tires, landing gear, axles, suspensions, specialty steel coil, stainless steel, plastic, aluminum and lumber. There have been, and may continue to be, shortages of supplies of raw materials or components (including foam insulation, suspension components and wiring), or our suppliers may place us on allocation, which has and would continue to have an adverse impact on our ability to meet product demand.

Global supply chain disruptions, shortages and allocations of raw materials and components resulted and may in the future result in an increased backlog of orders, inefficient operations and inventory build-up, all of which can negatively affect our working capital position, increase costs that are passed on to customers and delay our ability to fulfill customer orders. Such disruptions have been compounded with logistical factors that include reduced freight, railway, trucking and air capacity and delays, shortages of shipping containers and chassis, trade conflicts and labor availability constraints. Our supply chain may also continue to be impacted by damaging weather or acts of nature (including acts of nature caused by climate change), capacity constraints, effects of economic downturn, cybersecurity threats, geopolitical uncertainties and other related interferences.

Supply chain disruptions and the loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, price volatility and changes in the availability of commodities we purchase, which have fluctuated significantly in the past, impact the pricing of raw materials and production costs and could have negative impacts on our operating margins.

The inability to attract and retain key personnel or a sufficient workforce could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key associates. Tight labor markets may negatively impact our ability to retain a sufficient workforce of qualified personnel. Labor shortages, increased competition in the hiring market, high employee turnover rates and resulting impacts of increased recruitment costs, wages, training and related inefficiencies, may disrupt our ability to meet consumer demands and expectations. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel, including personnel with engineering and technical expertise in the industry, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to execute on our long-term strategic plan and growth initiatives, or meet our long-term financial goals, and this may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our long-term strategic plan is intended to generate long-term value for our shareholders while delivering profitable growth throughout our business segments. The long-term financial goals that we expect to achieve as a result of our long-term strategic plan and organic growth initiatives are based on certain assumptions, which may be incorrect. Organically, our focus is on profitably growing and diversifying our operations by leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions, including continuing to expand and develop our parts & services operating segment. We cannot provide any assurance that we will fully execute on our strategic plan or growth initiatives, which are subject to a variety of risks including our ability to: diversify the product offerings of our non-trailer businesses, including continuing to expand and develop our parts & services offerings; leverage acquired businesses and assets to grow sales with our existing products; design, develop, and commercialize new products to meet our customers' needs; increase the pricing of our products and services to offset cost increases and expand gross margins; scale our manufacturing capacity and resources to efficiently meet customer demand; and execute potential future acquisitions, mergers, joint ventures, and other business development opportunities. If we are unable to successfully execute on our strategic plan, we may experience increased competition, material adverse financial consequences and decreases in the value of our common stock. Additionally, our management's attention to the strategic plan's implementation, which includes our diversification efforts, may distract them from implementing our core business which may also have material adverse financial consequences.

Volatility in the supply of vehicle chassis and other vehicle components could have a material adverse effect on our truck body product line.

With the exception of some specialty vehicle products, we generally do not purchase vehicle chassis for our inventory and accept shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing our specialized truck bodies on such chassis. Historically, General Motors Company ("GM"), Freightliner Custom Chassis ("Freightliner"), International Truck ("International"), and Ford Motor Company ("Ford") have been the primary chassis suppliers. If a major supplier is disrupted, we would attempt to use another major supplier, but there can be no assurance that this attempt would be successful. Nevertheless, if chassis supply is disrupted, there could be unforeseen consequences that may have a material adverse effect on our truck body operations.

We also face risks relative to finance and storage charges for maintaining an excess chassis supply from GM, Freightliner, International, and Ford. Under the converter chassis pool agreements, if a chassis is not delivered to a customer within a specified time frame, we must pay finance or storage charges on such chassis.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The industries in which we participate are highly competitive. We compete with other manufacturers of varying sizes, some of which have substantial financial resources, may be violating anti-dumping laws, or may be benefitting from subsidization in their home countries. Manufacturers compete primarily on product quality, customer relationships, service availability and price. Additionally, we face increasing competition to develop innovative products that result in lower emissions. Manufacturing over-capacity and some of our competitors' high leverage, along with bankruptcies, economic downturn and financial stresses that affected the industry, have in the past contributed, and may in the future contribute to significant pricing pressures.

If we are unable to successfully compete with other manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our truck body product lines compete in the highly competitive specialized vehicle industry which may impact our financial results.

The competitive nature of the specialized vehicle industry creates a number of challenges for our truck body products. Important factors include product pricing, product quality, lead times, geographic proximity to customers, and product customization abilities. Specialized vehicles are produced by a number of smaller, regional companies which create product pricing pressures that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our technology and products may not achieve market acceptance or competing products could gain market share, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our customers primarily operate in the truck transportation industry, which is a very fluid industry requiring companies to make frequent changes to maximize their operations and profits. While we target product development to expand our offerings and meet customer needs, there is no assurance that our product development efforts will be embraced or that we will meet our strategic goals, including sales projections. We may incur additional product development costs, including expenses related to engineering or design issues or recall.

A number of our competitors followed our leadership in the development and use of composite sidewalls that brought them into direct competition with our DuraPlate® products. Our product development is focused on maintaining our leadership for these products and others, but competitive pressures may erode our market share or margins and intellectual property rights may not prevent competitors from developing products similar to ours. We hold U.S. and foreign utility and design patents and patent applications on various components and techniques utilized in our manufacturing of transportation equipment and products with expiration dates ranging from 2025 to 2045. We continue to take steps to protect our proprietary rights in our products and production processes. However, the steps we have taken may not be sufficient or may not be enforced by a court of law. If we are unable to protect our intellectual properties, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to effectively compete could be harmed and this could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, litigation related to intellectual property could result in substantial costs and efforts which may not result in a successful outcome.

Annual Report

Disruption of our manufacturing operations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We manufacture our van trailer products at two facilities in Lafayette, Indiana, a flatbed trailer facility in Cadiz, Kentucky, a hardwood floor facility in Harrison, Arkansas, three liquid-transportation systems facilities in New Lisbon, Wisconsin; Fond du Lac, Wisconsin; and Queretaro, Mexico, two engineered products facilities in New Lisbon, Wisconsin; and Elroy, Wisconsin, five truck body facilities in Goshen, Indiana; Cleburne, Texas; Griffin, Georgia; Jonestown, Pennsylvania; and Moreno Valley, California, produce composite products in Lafayette, Indiana, and produce our EcoNex™ Technology products in Little Falls, Minnesota. Our production at these facilities could be subject to disruptions which may include work stoppages, severe weather, natural disaster, public health crises, including the spread of a contagious disease, pandemics or epidemics, quarantines or shutdowns related to public health crises, threats to physical security or information security systems or other catastrophic events beyond our control. The effects of climate change, including increased severity and frequency of extreme weather events, natural disasters, long term changes in temperature levels and water availability, may exacerbate these risks, and could increase the costs of insuring company assets. We may also reconfigure or relocate aspects of our operations. An unexpected or costly disruption in our production at any of these facilities for any length of time could have a material adverse effect on our business, financial condition, cash flows and results of operations. Similarly, if one or more of our customers experiences an unexpected disruption, that customer may reduce or halt purchases of our products, which could result in reduced production or other cost-reduction initiatives at our related manufacturing facilities.

We also announced and initiated a plan to idle the facilities in Little Falls, Minnesota and in Goshen, Indiana, which includes job reductions and closures expected to be substantially complete by the end of the second fiscal quarter of 2026. Unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned (if at all), and our business, financial condition, cash flows and results of operations may be adversely affected.

Our failure to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Trailers as a Service (TaaS)ᔆᴹ initiative includes leased and subleased trailers. These trailers and our current and future TaaS initiative trailers have long economic lives and managing our evolving trailer fleet is a critical element to our leasing business.

We face significant risks and challenges to our business and prospects as a recent entrant into the leasing and subleasing industry, including, among other things, our ability to design and build long-lived products that are aligned with freight leasing customer needs and changes in legislation and regulations in the various markets in which we operate, and cost-effectively maintain and repair our fleet to maximize our products' economic life and the proceeds we receive from product sales. As the needs of our freight leasing customers and the scope of our customers change, we may incur costs to relocate or retrofit our assets to better meet demand shifts. If the distribution of our assets is not aligned with regional demand or there is excess leased equipment in the fleet industry, we may not be able to take advantage of sales and leasing opportunities in certain regions, despite excess inventory in other regions.

If we do not appropriately manage our product fleet's design, manufacture, repair and maintenance, or if we are unexpectedly unable to complete such repair or maintenance or suffer unexpected equipment losses due to theft or obsolescence, we may be required to incur impairment charges for equipment that is beyond economic repair or incur significant capital expenditures to build new equipment to serve demand. These failures may also result in personal injury or property damage claims and termination of leases or contracts by customers. Costs of contract performance, potential litigation and profits lost from termination could materially adversely affect our future operating results and cash flows. If a significant number of leased units are returned in a short period of time, a large supply of units would need to be remarketed. If we are not able to successfully manage our lease assets or remarket a large influx of units returning from leases, our business, financial condition, cash flows and results of operations may be materially adversely affected.

Our arrangement to wholly own Linq Venture Holdings LLC is subject to risks and we may fail to realize all of the expected enhanced revenue, earnings and cash flows.

As of January 1, 2026, we own 100% of Linq Venture Holdings LLC, which we previously owned, in part, as a joint venture. Our ability to realize all of the expected enhanced revenue, earnings, and cash flows from our sole ownership of Linq Venture Holdings LLC, will depend, in substantial part, on our ability to continue to successfully develop, operate, and scale a digital marketplace for the transportation and logistics distribution industry.

If we are not able to successfully complete our digital marketplace strategy, the anticipated enhanced revenue, earnings and cash flows resulting from this subsidiary may not be realized fully or may take longer to realize than expected.

We may fail to realize all of the expected enhanced revenue, earnings and cash flow from our agreement to create Wabash Parts LLC, a jointly owned legal entity.

Our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our 2022 agreement with a partner to create Wabash Parts LLC, a jointly owned legal entity, will depend, in substantial part, on each party's ability to successfully operate a parts and services distribution platform and achieve our projected distribution goals. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve all of the goals within our anticipated time frame or in the anticipated amounts. If we are not able to successfully complete our parts and services distribution strategy, the anticipated enhanced revenue, earnings and cash flows resulting from this joint venture may not be realized fully or may take longer to realize than expected.

As part of the joint venture, we have the obligation to absorb the benefits and losses of Wabash Parts LLC that could potentially be significant to the entity. We are also required to provide funding to the entity if needed. These potential losses and funding requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to extensive governmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The length, height, width, maximum weight capacity and other specifications of truck and tank trailers are regulated by individual states. The federal government also regulates certain trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Our products are also subject to various state and federal environmental laws and regulations specifically including those related to greenhouse gas emissions and including regulations with respect to per-and polyfluoroalkyl substances (PFAS) and other hazardous or toxic substances. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to re-engineer products. We are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, storm water discharge and underground fuel storage tanks, and we may be subject to liability associated with operations of prior owners of acquired property. In addition, we are subject to laws and regulations relating to our employees and labor-related practices.

If we are found to be in violation of applicable laws or regulations in the future, it could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our costs of complying with these or any other current or future regulations may be material. Such regulations include technical safety standards that could delay product development or require manufacturer recall campaigns to remedy certain defects. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Changes to U.S. or foreign tax laws could affect our effective tax rate and our future profitability.

Tax rates in various jurisdictions may be subject to significant change. Changes in tax legislation could significantly impact our overall profitability, the provisions for income taxes, the amount of taxes payable, and our deferred tax asset and liability balances.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The U.S. government previously announced, and in some cases implemented, an approach to trade policy that includes renegotiating or potentially terminating certain trade agreements, as well as implementing, increasing or reinstating tariffs on foreign goods and raw materials such as steel and aluminum. These tariffs and potential tariffs have resulted, and may further result, in increased prices for certain imported goods and raw materials and retaliatory tariffs and trade measures from other countries. While we source most of our materials and components domestically, tariffs and potential tariffs have caused, and may continue to cause, price increases and volatility for domestically sourced goods and materials required for our products, particularly aluminum and steel. When the costs of our components and raw materials increase, we may not be able to hedge or pass on these costs to our customers, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Product liability and other legal claims could have a material adverse effect on our business, financial condition, cash flows and results of operations.

As a manufacturer of products widely used in commerce, we are subject to product liability claims and litigation, as well as warranty claims. From time-to-time claims may involve material amounts and novel legal theories, and any insurance we carry may not provide adequate coverage to insulate us from material liabilities for these claims, or we may not be able to maintain this insurance on our preferred terms or at an acceptable cost. Additionally, we have been, and may in the future be, party to safety-related litigation that has and could in the future materially and adversely affect our financial condition, results of operations and cash flows. Our strategy has been, and continues to be, to mount a vigorous defense against such claims. We cannot predict with certainty the extent to which we will be successful in litigating or otherwise resolving these claims in the future, and we continue to evaluate different strategies related to the safety-related claims filed against us. Even if lawsuits are decided in our favor, or are unfounded, we may incur material expenses and reputational damage. Such matters may also require significant management attention. Unfavorable rulings, judgments or settlement terms or any increases in product recalls or warranty claims could have a material adverse impact on our business and financial condition, results of operations and cash flows.

In addition to product liability claims, we are subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes and customer and supplier disputes arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources from the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Climate change and related public focus from regulators and various stakeholders could have a material adverse effect on our business, financial condition, cash flows and results of operations.

There is scientific consensus and increased public concern that greenhouse gas emissions are linked to global climate changes. Climate changes, such as extreme weather conditions, including floods or hurricanes, decreased water availability or quality, sea level changes, extreme fires and overall temperature shifts, may have physical impacts on our facilities and operations, as well as those of our suppliers and customers. Such impacts are geographically specific, highly uncertain and may result in diminished availability of materials, indirect financial risks passed through our supply chain, decreased demand for our products and adverse impacts on our financial performance and operations.

These considerations may also result in additional and increasingly stringent international, national, regional or local legislative or regulatory responses to mitigate greenhouse gas emissions and require emissions reporting. Timing and scope of any regulations are uncertain, and regulation could result in additional or increased compliance, energy, transportation and materials costs and other additional expenses to improve the efficiency of our products, facilities and operations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change regulations and the alleged impact of our operations on climate change.

Relatedly, the expectations of our customers, stockholders and employees have heightened in areas such as the environment, social matters and corporate governance. Increased public focus requires us to provide information on our approach to these issues, including certain climate-related matters such as mitigating greenhouse gas emissions, and continuously monitor related reporting standards. A failure to adequately meet stakeholder expectations or to comply with climate change-related regulations may result in a loss of business, diminished ability to successfully market our products to new and existing customers, decreased product demand, diluted market valuation or an inability to attract and retain key personnel.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet as a result of acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other long-lived intangible assets represents the fair value of trademarks and trade names (until the non-cash impairment charge discussed throughout this Annual Report on Form 10-K), customer relationships and technology as of the acquisition date, net of accumulated amortization. Under generally accepted accounting principles, goodwill must be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment, and other long-lived intangible assets require review for impairment only when indicators exist. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record an additional non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include prolonged global economic weakness, a decline in economic conditions or a slow, weak economic recovery, sustained declines in our common stock price, adverse changes in the regulatory environment, adverse changes in our products' market share, adverse changes in interest rates, or other factors leading to reductions in our expected long-term sales or profitability.

There is no assurance that we will have the ability to continue a regular quarterly dividend.

Our ability to pay dividends, and our Board of Directors' determination to maintain our current dividend policy, will depend on numerous factors, including:

- The state of our business, competition, and changes in our industry;

- Changes in the factors, assumptions, and other considerations made by our Board of Directors in reviewing and revising our dividend policy;

- Our future results of operations, financial condition, liquidity needs, and capital resources; and

- Our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, the purchase price of acquisitions, and taxes.

Each of the factors listed above could negatively affect our ability to pay dividends in accordance with our dividend policy or at all. In addition, the Board may elect to suspend or alter the current dividend policy at any time.

Our ability to fund our working capital needs and capital expenditures, and our ability to pay dividends on our common stock, is limited by the net cash provided by operations, cash on hand and available borrowings under our Revolving Credit Agreement (as defined below). Declines in net cash provided by operations, increases in working capital requirements necessitated by an increased demand for our products and services, decreases in the availability under the Revolving Credit Agreement or changes in the credit our suppliers provide to us, could rapidly exhaust our liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, and other cash requirements, we could face substantial liquidity problems and be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Rising interest rates, along with actions by credit ratings agencies, such as downgrades or negative changes to our ratings outlook, may also reduce our ability to access the capital markets and/or increase our cost of capital either of which could have material adverse effects on our financial condition and cash flows. The indenture governing the Senior Notes and the Revolving Credit Agreement (each, as defined below) restrict (a) our ability to dispose of assets and use the proceeds from any such dispositions and (b) the Company's and our subsidiaries' ability to raise debt or certain equity capital to repay our indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain sufficient proceeds to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our indebtedness.

If we cannot make scheduled payments on our debt, it will be in default and, as a result, holders of our outstanding debt could declare all outstanding principal and interest to be due and payable, the lenders under the Revolving Credit Agreement could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations thereunder.

As of December 31, 2025, we had approximately $445.0 million of total indebtedness, and approximately $205.9 million of additional borrowings were available and undrawn under the Revolving Credit Agreement (as defined below). We also have other contractual obligations and currently pay a regular quarterly dividend of $0.08 per share, or approximately $3.7 million in the aggregate per quarter.

Our debt level could have significant consequences on future operations and financial position. For example, it could:

- Negatively affect our ability to pay principal and interest on our debt;

- Increase our vulnerability to general adverse economic and industry conditions;

- Limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal or to comply with any restrictive terms of our debt;

- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Impair our ability to obtain additional financing or to refinance our indebtedness in the future;

- Place us at a competitive disadvantage compared to our competitors that may have proportionately less debt; and

- Impact our ability to continue to fund a regular quarterly dividend.

International operations are subject to increased risks, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to manage our business and conduct operations internationally is subject to a number of risks, including the following:

- Economic and political instability, including international conflicts, war, acts of terrorism, or the threat thereof, political or labor unrest, civil unrest, riots, insurrections, heightened diplomatic tensions, the uncertain future geopolitical landscape and changes from various countries' national elections;

- Public health crises, including the spread of a contagious disease, pandemics or epidemics, quarantines or shutdowns related to public health crises and other catastrophic events;

- Challenges caused by distance, language and cultural differences and by doing business with foreign agencies and governments;

- Uncertainty regarding liability for services and content;

- Currency exchange rate fluctuations and our ability to manage these fluctuations;

- Foreign exchange controls that might prevent us from repatriating cash earned outside the U.S.;

- Import and export requirements that may prevent us from shipping products or providing services to a particular market and may increase our operating costs;

- Potentially adverse tax consequences; and

- Different expectations regarding working hours, work culture and work-related benefits.

Compliance with complex foreign and U.S. laws and regulations that apply to international operations may increase our cost of doing business and could expose us or our employees to fines, penalties and other liabilities. These numerous and sometimes conflicting laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, environmental laws and regulations, sanctions, internal and disclosure control rules, data privacy requirements, labor relations laws, and U.S. laws such as the Foreign Corrupt Practices Act and substantially equivalent local laws prohibiting corrupt payments to governmental officials and/or other foreign persons. Any violation of the laws and regulations that apply to our operations and properties could result in, among other consequences, fines, environmental and other liabilities, criminal sanctions against us, our officers or our employees, and prohibitions on our ability to offer our products and services to one or more countries. Such consequences could materially damage our reputation, brand, business, efforts to diversify our business, ability to attract and retain employees, financial condition, cash flows, and results of operations.

Failure to meet environmental, social and governance ("ESG") expectations or standards or to achieve our ESG goals could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

We make statements about our ESG goals and initiatives through information provided on our website, press statements and other communications, including through our Corporate Responsibility Report. Our publicly announced goals, commitments and targets, which we may refine or expand further in the future, reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Responding to these ESG considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside our control.

Such risks and uncertainties include:

- Reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;

- Adverse impacts on our ability to sell and manufacture products;

- Success of our collaborations with third parties;

- Increased risk of litigation, investigations or regulatory enforcement action;

- Unfavorable ESG ratings or investor sentiment;

- Diversion of resources and increased costs to control, assess and report on ESG metrics;

- Our ability to achieve our goals, commitments and targets within the announced or expected timeframes;

- Access to and increased cost of capital; and

- Adverse impacts on our stock price.

In addition, some stakeholders may disagree with our goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where ESG focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

Provisions of the Senior Notes could discourage a potential future acquisition of us by a third party.

Certain provisions of the Senior Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Senior Notes will have the right, at their option, to require us to repurchase all of their Senior Notes, as applicable, or any portion of the principal amount of such Senior Notes, as applicable. In addition, the indentures governing the Senior Notes prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Senior Notes. These and other provisions of the Senior Notes could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our stockholders.

Our Senior Notes indenture and Revolving Credit Agreement contain restrictive covenants that, if breached, could limit our financial and operating flexibility and subject us to other risks.

Our Senior Notes indenture and Revolving Credit Agreement include customary covenants limiting our ability to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. Under our Revolving Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the facility is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

As of December 31, 2025, we believe we are in compliance with the provisions of our Senior Notes indenture and our Revolving Credit Agreement. Our ability to comply with the various terms and conditions in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Risks Related to an Investment in Our Common Stock

Our common stock has experienced, and may continue to experience, trading price and volume volatility.

The trading price and volume of our common stock has been and may continue to be subject to large fluctuations. The market price and volume of our common stock may increase or decrease in response to a number of events and factors, including:

- Trends in our industry and the markets in which we operate;

- Changes in the market price of the products we sell;

- The introduction of new technologies or products by us or our competitors;

- Changes in expectations for our future financial performance or operating results, including financial estimates or expectations of securities analysts and investors;

- Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

- Changes in laws and regulations;

- Any announcement that we plan to issue additional equity to the public;

- General economic and competitive conditions; and

- Changes in key management personnel.

This volatility may adversely affect the prices of our common stock regardless of our operating performance. To the extent that the price of our common stock declines, our ability to raise funds through the issuance of equity or otherwise use our common stock as consideration will be reduced. These factors may limit our ability to implement our operating and growth plans.

Also, shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over the Company. Such shareholder campaigns could disrupt our operations and divert the attention of our Board of Directors, senior management and employees from the pursuit of business strategies and adversely affect our results of operations, cash flows and financial condition.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 1C—CYBERSECURITY

The Company's Board of Directors (the "Board") recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). The Company's cybersecurity policies, standards, processes, and practices are aligned with the National Institute of Standards and Technology Cybersecurity Framework and are fully integrated into the Company's ERM program. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of the Company's overall ERM approach, the Company's cybersecurity program is focused on the following key areas:

Governance: The Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board, which regularly interacts with the Company's General Counsel, ERM committee, the Sr. Director, IT and executive leadership. The ERM committee is a cross-functional team of high-level leaders that meet at least quarterly to anticipate, identify, prioritize and manage material risks to the Company's strategic objectives. It conducts an extensive bi-annual survey and interview process to identify the material risks and continues to monitor for any emerging material risks between surveys. The ERM committee reports on its findings and activities twice annually to the Audit Committee of the Board. The Company conducts a self-assessment on an annual basis to evaluate performance against the National Institute of Standards and Technology Cybersecurity Framework's categories and subcategories to help the Company adapt and improve its management of cybersecurity risks.

Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures, including an incident response team, that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. Senior leadership also briefs the Board on information security matters with quarterly updates.

Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, like security solutions that leverage artificial intelligence and machine learning to detect, investigate, and respond to threats, extensive encryption, firewalls, an extended detection and response (XDR) platform with automated incident detection and response features, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. The Company's cybersecurity controls are incorporated into our internal control environment, managed and tested in accordance with the Sarbanes-Oxley Act. When a weakness in the Company's technical safeguards is identified, the Company works to mitigate and prevent exploitation of the Company's information.

Incident Response Planning: The Company has developed a comprehensive incident response plan. This plan outlines specific protocols for identifying, containing and eradicating cybersecurity incidents and threats to minimize their impact on our operations and stakeholders. A dedicated internal incident response team is responsible for executing this plan. The plan is regularly tested and updated to address evolving threats and industry best practices. Additionally, the Company works with relevant authorities and third-party specialists, as needed, to enhance cybersecurity threat response capabilities. The Company also has a cybersecurity risk insurance policy.

Third-Party Risk Management: The Company leverages third parties that support various operational and technical functions, some of which require limited access to internal systems and data. The Company has implemented a comprehensive third-party risk management program that includes vendor assessments and ongoing third-party monitoring to mitigate these risks and ensure compliance with security policies and industry standards. All third-party access is protected and managed by the same security controls, processes and policies used by the Company for internal accounts.

Education and Awareness: The Company employs a variety of security-focused training/awareness practices to equip the Company's personnel with effective tools to address cybersecurity threats. Information Technology ("IT") and cybersecurity-based training is performed during employee on-boarding to communicate the Company's evolving information security policies, standards, processes and practices. Additional personnel training occurs on an ongoing basis. The Company also regularly conducts tabletop exercises for security scenarios, including both leadership-focused exercises and IT-driven exercises. Phishing simulations are performed on a monthly basis and Company-wide notifications and/or cyber awareness messages are sent on an as-needed basis.

The Audit Committee also surveys data and factors that impact costs and incident response efforts.

Governance

The Board, in coordination with the Audit Committee, oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks from the Sr. Director, IT. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. The Board and the Audit Committee regularly discuss topics that include regulatory compliance, incident response and data privacy and on at least an annual basis, discuss the Company's approach to cybersecurity risk management with members of management.

The Sr. Director, IT, in coordination with management, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response plans. Risks are evaluated with cross functional input using external guidance, risk matrices, governmental guidelines, and other cybersecurity best practices. This evaluation is shared with executive leadership via the ERM committee and through regular updates provided by the Sr. Director, IT.

To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary processes and controls are in place to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with the ERM committee and the cybersecurity team, management monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to the Audit Committee when appropriate.

The Sr. Director, IT holds a chief information security officer certification from Heinze College at Carnegie Mellon and has over 15 years of cybersecurity experience.

The Company has not experienced a material information security breach in the last three years.

The Company has not experienced a material third-party information security breach.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. For a discussion of whether and how any risks from cybersecurity threats are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, refer to Part I, Item 1A, "Risk Factors" - "We rely significantly on information technology to support our operations and if we are unable to protect against service interruptions or security breaches, it could have a material adverse effect on our business, financial condition, cash flows and results of operations," which is incorporated by reference into this Item 1C.

ITEM 2—PROPERTIES

We have manufacturing and retail operations located throughout the United States as well as a facility in Mexico. Properties owned by Wabash are subject to security interests held by our lenders. We believe the facilities we are now using, as well as any planned capacity expansions, are adequate and suitable for our current business operations and the currently foreseeable level of operations. The following table provides information regarding the locations of our major facilities. In addition to the locations listed below, we have other facilities in the United States.

Location	Owned or Leased	Description of Primary Activities at Location	Primary Segment and Products
Cadiz, Kentucky	Owned	Manufacturing	Transportation Solutions (Platform Trailers)
Cleburne, Texas	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Fond du Lac, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers)
Goshen, Indiana	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Griffin, Georgia	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Jonestown, Pennsylvania	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Lafayette, Indiana	Owned/Leased	Corporate Headquarters, Manufacturing	Transportation Solutions and Parts & Services (Van Trailer Products)
Moreno Valley, California	Owned/Leased	Manufacturing	Transportation Solutions (Truck Bodies)
New Lisbon, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers & Engineered Products)
San José Iturbide, Mexico	Owned	Manufacturing	Transportation Solutions (Tank Trailers)

ITEM 3—LEGAL PROCEEDINGS

As of December 31, 2025, the Company was named as a defendant or was otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of its business activities, in various jurisdictions, both in the United States and internationally. Accrual for losses have been recorded in accordance with GAAP. On the basis of information currently available to it, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to the Company. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Legal Matter Estimated Liability

The Company has been named as a defendant in California state court in a purported class action lawsuit, alleging wage and hour claims under California-specific employment laws ("Pending Class Action"). During the fourth quarter of 2025, in accordance with ASC 450, the Company concluded a liability related to the Matter was probable and estimable. As such, an estimated liability of $0.7 million was included in *General & administrative expenses* in the Consolidated Statements of Operations for the year ended December 31, 2025. During the fourth quarter of 2025, the Company reached an agreement to resolve the Pending Class Action via settlement for an amount materially consistent with the estimated liability. The court continues to evaluate the settlement agreement, so the matter remains open until the agreement is approved by the court and satisfied.

Environmental Disputes

In August 2014, the Company received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that the Company was a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering the Company the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. The Company has accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to the Company's financial condition and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by the Company thereunder is not expected to have a material adverse effect on the Company's financial condition or results of operations.

On November 13, 2019, the Company received a notice that it was considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). The Company has never owned or operated the Site, but the Site is near certain of the Company's owned properties. In 2020, the Company agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. The Company submitted its initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by the Company's consultant confirmed that the Company's properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, the Company submitted to IDEM a supplemental written report, which again stated that the Company is not a responsible party and the Company's properties are not a source of any contamination. In June 2022, the Company and other PRPs finalized Work Plan Addendum No. 3, which provided for additional groundwater sampling on another PRP property. The Company completed all additional sampling and submitted supplemental reports to IDEM as of the first quarter of 2024. All available information and reports establish there is no source of any contamination on the Company's owned properties. As of December 31, 2025, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

On December 1, 2025, the Company received a notice that it was considered one of several PRP's by the Environmental Protection Agency ("EPA") under CERCLA pertaining to the Motorola, Inc. 52nd Street Superfund Site in Maricopa, Arizona. The Superfund Site is divided into three operable units ("OUs"). The EPA's allegation that the Company was a PRP arises out of the Company's acquisition of a former branch facility located approximately five miles from the original Superfund Site. The Company acquired this facility in 1997, operated the facility until 2000, and sold the facility to a third party in 2002. In June 2010, the Company was contacted by the Roosevelt Irrigation District ("RID") informing it that the Arizona Department of Environmental Quality ("ADEQ") had approved a remediation plan in excess of $100 million for the RID portion of the Superfund Site, and demanded that the Company contribute to the cost of the plan or be named as a defendant in a CERCLA action to be filed in July 2010. The Company initiated settlement discussions with the RID and the ADEQ in July 2010 to provide a full release from the RID, and a covenant not-to-sue and contribution protection regarding the former branch property from the ADEQ, in exchange for payment from the Company. In May 2016, the Company, the ADEQ and the RID executed the originally proposed settlement agreements and, following a statutorily required 30-day public comment period, the settlement agreements were finalized and the Company paid $0.2 million, which had been accrued by the Company since 2010. ADEQ is the lead agency for OU1 and OU2 of the Superfund Site, while EPA is the lead agency for OU3. In October 2025, EPA finalized a Record of Decision for a final remedy for OU3, in which it approved a remediation plan for targeted in-situ injection and monitored attenuation, with an estimated cost of $12.9 million as to all relevant parties. As of December 31, 2025, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

ITEM 4—MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information Regarding our Common Stock

Our common stock is traded on the New York Stock Exchange under the ticker symbol "WNC." The number of record holders of our common stock at February 9, 2026 was 468.

In December 2016, our Board of Directors approved the reinstatement of a dividend program under which we pay regular quarterly cash dividends to holders of our common stock. Prior to 2017, no dividends had been paid since the third quarter of 2008. Future payments of cash dividends will depend on our earnings, capital availability, financial condition, and the discretion of our Board of Directors.

Our Certificate of Incorporation, as amended and approved by our stockholders, authorizes 225 million shares of capital stock, consisting of 200 million shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share.

Performance Graph

The following graph compares the cumulative total returns for an investment in our common stock, the S&P 500 Composite Index, and the Dow Jones Transportation Index. It covers the five-year period commencing December 31, 2020 and ending December 31, 2025. The graph assumes that the initial value of the investment in our common stock and in each index was $100 on December 31, 2020.



Comparative of Cumulative Total Return
December 31, 2020 through December 31, 2025
among Wabash National Corporation, the S&P 500 Index,
and the Dow Jones Transportation Index

Company/Index	Base Period December 31, 2020	Indexed Returns Years ended December 31,				
		2021	2022	2023	2024	2025
Wabash National Corporation	$100.00	$115.22	$135.37	$155.41	$105.66	$55.11
S&P 500 Index	$100.00	$126.89	$102.22	$126.99	$156.59	$182.25
Dow Jones Transportation Index	$100.00	$131.75	$107.08	$127.12	$127.10	$138.78

Purchases of Our Equity Securities

On February 15, 2024, our Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $150 million repurchase program approved in August 2021 and the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in February 2027. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by us. During the fourth quarter of 2025, there were 83,186 shares repurchased pursuant to our repurchase program. As of December 31, 2025, $93.2 million remained available under the program. Additionally, for the quarter ended December 31, 2025, there were 2,012 shares surrendered or withheld to cover minimum employee tax withholding obligations generally upon the vesting of restricted stock awards.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount That May Yet Be Purchased Under the Plans or Programs ($ in millions)
October 2025	2,012	$ 8.31	—	$ 93.9
November 2025	83,186	$ 7.74	83,186	$ 93.2
December 2025	—	$ —	—	$ 93.2
Total	85,198	$ 7.75	83,186	$ 93.2

ITEM 6—RESERVED

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for the years ending December 31, 2025 and December 31, 2024. In addition, we address our capital resources and liquidity as of December 31, 2025. Our discussion begins with our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to strengthen the Company. We then analyze the results of our operations for the last two years, including trends in the overall business and our operating segments, followed by a discussion of our cash flows and liquidity, capital market events, debt obligations, and contractual commitments. We conclude with a review of critical accounting judgments and estimates and information on recent accounting pronouncements that we adopted during the year, if any, as well as those not yet adopted that may have a material impact on our financial accounting practices, if any.

For a discussion of results of operations for the year ended December 31, 2024 compared to the results of operations for the year ended December 31, 2023, see Part II, Item 7,—"Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2024 Annual Report on Form 10-K, filed with the SEC on February 18, 2025.

Executive Summary

In 2025, the company continued to build on our strategic accomplishments of 2024 by demonstrating improved resilience during an industry down-cycle and maintaining a forward posture by continuing to invest in strategic growth in a manner that's unprecedented relative to market conditions. Operating profit in 2025 totaled $307.5 million and the operating margin was 19.9%. The Company's operating profit includes a $418.6 million non-cash charge for punitive damages stemming from the Product Liability Matter as further described in Note 15 in the Notes to Consolidated Financial Statements. Additional discussion related to financial results are included in the "Results of Operations" section below.

Annual Report

Throughout 2025, we have continued to create more points of connection with our customers with greater focus on Parts & Services as well as innovative offerings like Trailers as a Service (TaaS)^{SM} that allow us to add recurring, longer-term value beyond an initial transaction. These advancements have not only deepened our customer engagement but have also enriched our collaborations with supplier and technology partners. We have solidified specific partnerships that are enabling us to grow our recurring revenue within the transportation, logistics and infrastructure ecosystem. Our Wabash Parts joint venture rapidly established significant distribution capabilities that allow our dealer network efficient access to our comprehensive portfolio of aftermarket parts. In 2025, Wabash exercised its option to acquire its joint venture partner's 51% membership interest in Linq Venture Holdings, LLC, a transaction that makes it a wholly-owned subsidiary. Linq Venture Holdings, LLC continues to play a crucial role in advancing our digital capabilities, which aim to revolutionize the online experience for our dealers, traditional and non-traditional suppliers of both parts and services and a broad set of customers spanning across the vast transportation and logistics landscape. Additionally, our 2023 investment to add 20% more dry van manufacturing capacity at our Lafayette facility has reinforced our go-to-market strategy with a portfolio-based selling approach that leverages the breadth of our products.

In addition to our commitment to sustain profitable growth within each of our existing reporting segments, our long-term strategic initiatives include a focus on diversification efforts, both organic and strategic, to continue to transform Wabash into a lean, visionary leader of connected solutions with a higher growth and margin profile to successfully deliver a greater value to our shareholders. Our strategy is centered around our ability to scale core competencies by growing in and around core markets with known customers.

Our ability to generate solid margins and cash flows and a healthy balance sheet should position the Company with ample resources to (1) fund our internal capital needs to support both organic growth and productivity improvements, (2) optimize our debt leverage and other financial ratios, (3) return capital to shareholders, and (4) selectively pursue strategic acquisitions. We will continue our internal effort to strategically identify potential acquisition or partnership targets that we believe can create shareholder value and accelerate our growth and diversification efforts, while leveraging our strong competencies in manufacturing execution, sourcing and innovative engineering leadership to assure strong value creation. Organically, our focus is on profitably growing and diversifying our operations through leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions.

Throughout 2025, we demonstrated our commitment to being responsible stewards of the business by maintaining a balanced approach to capital allocation. The resilience of our operations and our strong financial position provided us the opportunity to take specific actions as part of our ongoing commitment to prudently manage the overall financial risks of the Company, returning capital to our shareholders, and optimizing our capital structure for long-term growth. These actions included repurchasing $30.9 million (inclusive of excise tax) of common stock under the share repurchase program approved by our Board of Directors and paying dividends of $13.8 million. In addition, as further described in the "Liquidity and Capital Resources" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total credit facility to $350 million, extended the maturity to September 2027, which is the nearest maturity date of our long-term debt, and as of December 31, 2025, there was $45.0 million outstanding under the Revolving Credit Agreement. Collectively, these actions demonstrate our confidence in the financial outlook of the Company and our ability to generate cash flow, both near and long term, and reinforce our overall commitment to deliver shareholder value while maintaining the flexibility to continue to execute our strategic plan for profitable growth and diversification.

In addition to overall industry risks, there are downside risks relating to issues with both the domestic and global economies, including the housing, energy, and construction-related markets in the U.S. Other potential risks as we proceed into 2026 primarily relate to the fact that we rely on a limited number of suppliers for certain key components and raw materials in the manufacturing of our products, including tires, landing gear, axles, suspensions, aluminum extrusions, chassis and specialty steel coil. While we have taken actions to mitigate certain of these risks, there may be additional or increased shortages of supplies of raw materials or components which would have an adverse impact on our ability to meet demand for our products. Despite these risks, we believe we are well positioned to capitalize on a historically normalized overall demand level while maintaining or growing margins through improvements in product pricing as well as productivity and other operational excellence initiatives.

As we enter 2026, we will continue to adjust to changes in the current environment, preserve the strength of our balance sheet, prioritize the safety of our employees, and ensure the liquidity and financial well-being of the Company. We believe we remain well-positioned for both near-term and long-term success in the transportation, logistics, and infrastructure industries because: (1) our core customers are among the major participants in these industries; (2) our technology and innovation provides value-added solutions for our customers by reducing operating costs, improving revenue opportunities, and solving unique transportation problems; (3) our Wabash Management System ("WMS") principles and processes and enterprise-wide lean efforts drive focus on the interconnected processes that are critical for success across our business; (4) our significant brand recognition, presence throughout North America, and the utilization of our extensive dealer network to market and sell our products; and (5) our One Wabash approach to create a consistent, superior experience for all customers who seek our connected solutions in the transportation, logistics, and infrastructure markets. By continuing to be a premier provider of diverse solutions aimed at optimizing end-to-end supply chains across the transportation, logistics, and infrastructure industries we expect to leverage our existing assets and capabilities into higher margin products and markets by delivering connected value-added customer solutions.

Operating Performance

We generally measure our operating performance in five key areas – Safety/Morale, Quality, Delivery, Cost Reduction, and Environment. We maintain a continuous improvement mindset in each of these key performance areas.

Safety/Morale. The safety of our employees is a core value. We demonstrate this core value by working on innovations to protect the people who operate our equipment and partnering with others to promote higher standards in transportation and manufacturing. We continually focus on reducing the severity and frequency of workplace injuries to create a safe environment for our employees and minimize workers compensation costs. We believe that our improved environmental, health, and safety management translates into higher labor productivity and lower costs as a result of less time away from work and improved system management. See the "Human Capital Resources and Management" section in Part I, Item 1, "Business" of this Annual Report on Form 10-K for additional detail on our commitment to safety and human capital.

Quality. Our commitment to quality and safety is backed by a robust concern reporting system and associated processes. Any Wabash employee can report a potential safety-related concern that could cause an unreasonable risk of harm. Potential or reported safety concerns are routed to a cross-functional Product Safety Team that includes members from Quality, Warranty, Engineering, Sales and Strategic Sourcing. The Product Safety Team investigates submissions and serves as an initial filter of potential safety issues. Issues that need to be escalated are sent to the Product Safety Council, which consists of executive team members who will coach and give final direction to the Product Safety Team. We monitor product quality on a continual basis through a number of means for both internal and external performance as follows:

- *Internal performance.* Key process indicators for our quality measurement include both First Time Quality ("FTQ") and Defects Per Unit ("DPU"). FTQ is a performance metric that measures the impact of all aspects of the business on our ability to ship our products at the end of the production process and DPU is a measurement of defects found at the end of the production process. As with previous years, the expectations of the highest quality product continue to increase while maintaining FTQ performance and reducing rework. In addition, we currently maintain ISO 9001 registrations at our Lafayette, Indiana (since 2012) and Cadiz, Kentucky facilities (since 2014).

- *External performance.* We actively track our warranty claims and costs to identify and drive improvement opportunities in quality and reliability for our customers. Early lifecycle warranty claims for our van trailers are trended for performance monitoring. Using a unit-based warranty reporting process to track performance and document failure rates, early lifecycle warranty units per 100 van trailers shipped averaged approximately 2.5, 2.8, and 2.6 units in 2025, 2024 and 2023, respectively. Continued low claim rates have been driven by our successful execution of continuous improvement programs centered on process variation reduction and responding to the input from our customers. We expect that these activities will continue to allow us to manage our total warranty cost profile.

In addition to managing a robust quality management system for Wabash's operations for internal and external performance, we expect all direct and indirect suppliers to meet certain standards of quality, engineering, delivery, and management. Our supplier audit process is a comprehensive assessment performed at the supplier's facility focusing on their system capabilities and how they measure to Wabash's established requirements. Based on a supplier's overall rating, action plans are developed to identify improvement opportunities, corrective actions, and timelines to ensure proper closure.

Delivery/Productivity. We measure productivity on many fronts. Some key indicators include production line throughput, labor hours per trailer or truck body, labor cost as a percentage of revenue, scrap rates, and inventory levels. Improvements over the last several years in these areas have translated into significant improvements in our ability to better manage inventory flow, control costs, and analyze material and contribution margins.

- During the past several years, we have focused on productivity enhancements across all of our product lines within manufacturing assembly and sub-assembly areas through developing the capability for mixed model production.

- Through deployment of the Wabash Management System ("WMS"), all of our business reporting segments have focused on increasing velocity at all our manufacturing locations. We have engaged in extensive lean training and over the last several years have deployed purposeful capital to accelerate our productivity initiatives.

- Our manufacturing leadership teams have developed competencies to isolate process constraints, and then address those constraints through multiple avenues that drive additional throughput and cost reductions.

Cost Reduction and our Operating System. The WMS allows us to develop and scale high standards of excellence across the organization. We believe in our One Wabash approach and standardized processes to drive and monitor performance inside our manufacturing facilities. Continuous improvement is a fundamental component of our operational excellence focus. Our focus on leveraging One Wabash and the WMS mindset across the Company, for example, has allowed us to make strides in all areas of manufacturing including safety, quality, on-time delivery, cost reduction, employee morale, and environment. We continue to maintain focus on continuous improvement. In the past several years, we made adjustments throughout our processes to align variable and fixed costs with capacity and created leaner internal processes in multiple areas. In addition, we continued to invest capital in our processes to reduce variable cost, lowered inherent safety risk in our processes, improved overall consistency in our manufacturing processes, and maintained our assets to capitalize on any economic and/or industry upswings.

Environment. We have been on a sustainability journey since the Company's inception. Uniquely incentivized to improve product designs by utilizing new composite materials to reduce the weight and improve the durability of our products, we are a leader in creating value for customers by facilitating improved fuel efficiency and ensuring the quality and longevity of our equipment. We commit to our employees, customers, and shareholders to conduct our business responsibly, protect the environment through pollution prevention, and uphold employee health and safety as a core company value. Energy conservation efforts are another critical part of our commitment to continuous improvement and environmental stewardship, and we drive energy conservation efforts across all of our facilities. This policy includes improving operational efficiency as well as upgrading to energy-conserving equipment where possible.

We demonstrate our commitment to sustainability by maintaining ISO 14001 registration of our Environmental Management System at our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In 2005, our Lafayette, Indiana facility was one of the first trailer manufacturing operations in the world to be ISO 14001 registered. Being ISO 14001 registered requires us to demonstrate quantifiable and third-party verified environmental improvements.

During 2024, our recycling programs and use of recycled materials saved 213,000 cubic yards of landfill space, 53,000,000 kilowatt-hours of electricity, 57,800 metric tons of greenhouse gas emissions, and 31,600 mature trees. In addition, in December 2025, we were recognized among Newsweek's America's Most Responsible Companies 2026.

In addition, manufacturers across multiple industries choose our proprietary DuraPlate® composite technology for its versatility and strength. Each DuraPlate® panel and product contains between 15% and 30% post-consumer resin ("PCR"). By using PCR in the manufacture of DuraPlate®, Wabash has diverted the equivalent of more than 1.93 billion plastic bottles from landfills including 75.4 million bottles in 2024. Furthermore, at the end of the product lifespan, DuraPlate® is recyclable.

Our annual Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance ("ESG") initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Industry Trends

Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

Transportation / Trailer Cycle. The trailer industry generally follows the transportation industry cycles. The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2025 of approximately 196,000 and 195,000, respectively, which represents a decrease of approximately 16.6% and 15.2%, respectively, from 2024 production levels.

Current estimates from ACT and FTR for 2026 United States trailer production are 183,000 and 180,000, respectively, representing a decrease of approximately 6.6% and a decrease of 7.7%, respectively, versus 2025. These estimates are generally in-line with our expectations as trailer manufacturers manage a continued weak of 2026 demand compared to previous years due to the continuing freight recession.

ACT is forecasting annual new trailer production levels for 2027, 2028, 2029, and 2030 of approximately 257,000, 297,000, 307,000, and 299,000, respectively. In addition, FTR is forecasting annual new trailer production for 2027, 2028, 2029 of approximately 231,000, 291,000, and 298,000, respectively. These estimates are generally more consistent with historical trailer industry production levels, and in some years higher than historical production levels. However, overall economic uncertainty and continued soft demand in the industry for certain of our products could continue to impact these estimates. This uncertainty and softness are evident in the ACT and FTR forecasts, particularly for 2026 production. However, we believe that our strategic plan and actions taken over the last several years have positioned us to remain well-suited to adapt to changes in the industry and demand environment due to our strong balance sheet, liquidity profile, and diversification.

Transportation Regulations and Legislation. There are several different areas within both federal and state government regulations and legislation that are expected to have an impact on trailer demand, including:

- The Canadian Department of the Environment continues to delay the trailer portions of Canada's greenhouse gas regulations ("GHG2"), essentially following the California Air Resource Board ("CARB"), who will provide at least a six-month notice prior to commencement of enforcing GHG2. This rule mirrored the EPA GHG2 regulations and would only apply to Wabash trailers registered in Canada.

- On December 3, 2019, CARB issued an official advisory notifying trailer manufacturers that CARB will be suspending enforcement of GHG2 trailer requirements and will provide at least a six-month written notice prior to commencement of enforcing GHG2. If we were to receive CARB's six-month advance notice of enforcement, more stringent van trailer standards would potentially become effective for various model years—requiring more advanced fuel efficiency technologies, such as rear boat tails and higher percentage improvement side skirts and tires. CARB continues to suspend enforcement as a six-month written notice has not been issued. We will continue to monitor the status of the regulation.

- CARB Advanced Clean Fleet ("ACF") legislation sets requirements for organizations to reduce the overall emissions of the vehicle fleets they operate. These standards applied to fleets owned and operated by Wabash at the Moreno Valley and Perris, California facilities as well as many Wabash customers who own and operate fleets in California. In early 2025, CARB withdrew a waiver request from EPA and will not enforce ACF regulations for high-priority (large commercial) and drayage fleets. State and local government fleets remain subject to the regulation.

- CARB's Advanced Clean Truck ("ACT") regulations impact the truck body chassis manufacturers that supply to Wabash by setting an annual zero emission sales requirement. Congress has since revoked previously-issued waivers for CARB's ACT through a Congressional Review Act. This regulation is being challenged by multiple states as well as the EPA and DOJ. However, CARB is continuing efforts to advance electric vehicle deployment and adoption and has issued a report outlining potential means for doing the same. Wabash will continue to monitor the lawsuits surrounding this regulation while gathering information from customers and suppliers regarding any continued push to drive larger market penetration of electric commercial trucks over the coming years beyond an immediate compliance-only driven solution.

- In 2024, CARB zero-emissions Transport Refrigeration Unit ("TRU") rules went into effect. Like ACF, these requirements impacted Wabash customers and worked to drive greater demand for electric TRUs that are installed on Wabash vehicles. CARB requested and received a partial waiver from EPA for TRUs. CARB withdrew the portion of the waiver request that covered the TRU zero emission requirements. While CARB withdrew their waiver request for some of their zero emissions related regulations, we believe that innovation will continue to drive the industry toward a lower emission solution that provides a value proposition to the customers over and above a compliance-only driven solution.

- EPA's American Innovation and Manufacturing Act ("AIM") continues to phase-down the production and consumption of hydrofluorocarbons ("HFCs") in the United States. The AIM Act currently mandates that EPA provide Wabash with application-specific allowances to manufacture EcoNex™ Technology products. Such allowances operate to increase certainty that HFCs are made available to Wabash during the time that the application-specific provisions are active. EPA has extended the allocation program for another five years or through 2031. Wabash has not been impacted by any reduction in availability or increase in cost of HFCs and did not request allowances for 2026 based on current demand as well as existing inventory.

- Updates to the proposed CARB 2024 Heavy-Duty Engine and Vehicle Omnibus regulation provided greater flexibility to chassis manufacturers for 2024–2026 engine model years. While this should help OEMs as they develop near-term engine updates, OEMs will be required to comply with 2027 emission regulations in the long-term. While the number of chassis manufacturers registering EVs continued to grow (albeit largely in the traditional OEM space), hydrogen fuel cell manufacturers also started to register. While the numbers were small (primarily testing and over-the-road applications), this was a positive sign for the future of work trucks. In December 2024, the EPA issued a waiver officially giving CARB federal permission to enforce the rule.

- PFAS regulations are being developed and issued by EPA and various states. We are monitoring the regulations and their applicability to our operations and products. Minnesota's Pollution Control Agency ("MPCA") has issued a reporting requirement for manufacturers who distribute for sale into the state any product or component that contains intentionally-added PFAS. The MPCA regulation includes a ban on non-essential uses beginning in 2032. Wabash is working closely with its suppliers to understand whether any supplied components or materials contain any such PFAS under this regulation.

Other Developments. Other developments and potential impacts on the industry include:

- While EPA and the National Highway Traffic Safety Administration ("NHTSA") are unable to regulate trailers due to a previous ruling, which reduces the risk to trailer manufacturers in the near term, CARB continues to seek additional states to join their position in attempting to drive regulation at the state level.

- While we believe the need for trailer equipment will be positively impacted by the legislative and regulatory changes addressed above, these demand drivers could be offset by factors that contribute to the increased concentration and density of loads.

- Trucking company profitability, which can be influenced by factors such as fuel prices, freight tonnage volumes, and government regulations, is highly correlated with the overall economy of the U.S.; carrier profitability significantly impacts demand for, and the financial ability to, purchase new trailers.

- We expect that the majority of freight in our industry will continue to be moved by truck and, according to ATA, total freight transportation revenue is expected to increase from an estimated $921 billion in 2025 to $1.46 trillion in 2035.

- The ongoing transition from diesel tractors (and their coolant systems) to electric or fuel cell vehicles changes how heated or cooled trailers can regulate temperature. This creates a market need for alternate heating and cooling solutions.

- The impacts of the continued near-shoring trend should be positive for trucking. It will continue to impact current supply chain routes, with possible movement of logistics hubs.

- Oversupply of refrigerated trailers in 2022-2023 has led to a surplus of inventory in the market, which put downward pressure on supply since 2024. The long-term outlook of the market still remains strong, and is expected to follow the same industry trend as the total trailer market as demand softness subsides.

Results of Operations

2025 Compared to 2024

Net Sales

Net sales in 2025 decreased $404.0 million, or 20.8%, compared to 2024. By business segment, net sales prior to intersegment eliminations and related trailer units sold were as follows (dollars in thousands):

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**%**
	(prior to elimination of intersegment sales)			
Sales by Segment				
Transportation Solutions	$ 1,344,377	$ 1,755,133	$ (410,756)	(23.4%)
Parts & Services	237,120	205,062	32,058	15.6%
Eliminations	(38,743)	(13,455)	(25,288)	
Total	$ 1,542,754	$ 1,946,740	$ (403,986)	(20.8)%
New Units Shipped	**(units)**			
Trailers[1]	27,770	32,100	(4,330)	(13.5%)
Truck bodies	10,600	14,255	(3,655)	(25.6)%
Total	38,370	46,355	(7,985)	(17.2%)
Used Units Shipped	**(units)**			
Trailers	105	80	25	31.3%

_____

[1] Trailer shipments for 2025 and 2024 do not include TaaS units transferred of 1,262 and 63 units, respectively.

TS segment sales, prior to the elimination of intersegment sales, were $1,344.4 million in 2025, a decrease of $410.8 million, or 23.4% compared to 2024. The decrease in sales was primarily due to a decline in shipments due to lower demand. New trailers shipped during 2025 totaled 27,770 compared to 32,100 trailers in prior year, a decrease of 13.5%. New truck bodies shipped during 2025 totaled 10,600 compared to 14,255 truck bodies in prior year, a decrease of 25.6%. The decrease in shipments was primarily driven by lower demand due to the softening freight market.

P&S segment sales, prior to the elimination of intersegment sales, were $237.1 million in 2025, an increase of $32.1 million, or 15.6%, compared to 2024. The overall increase in sales for this segment was due primarily to the growth of our Upfitting centers and our Trailers as a Service (TaaS)^{SM} offerings, which combined grew by $24.7 million compared to 2024.

Cost of Sales

Cost of sales was $1,472.8 million in 2025, a decrease of $208.8 million, or 12.4%, compared to 2024. Cost of sales is comprised of material costs, a variable expense, and other manufacturing costs, comprised of both fixed and variable expenses, including direct and indirect labor, outbound freight, overhead expenses, and depreciation.

TS segment cost of sales was $1,318.7 million in 2025, a decrease of $218.9 million, or 14.2%, compared to 2024. The decrease in cost of sales, which was primarily driven by lower shipment volumes, resulted in a decrease in materials costs of $133.7 million, or 13.5%, a decrease in labor and employee related costs of $46.7 million, or 15.8%, along with a decrease in certain other manufacturing costs.

P&S segment cost of sales, prior to the elimination of intersegment sales, was $192.9 million in 2025, an increase of $35.3 million, or 22.4%, compared to 2024. The increase in cost of sales, which was primarily driven by higher sales, resulted in an increase in materials costs of $24.8 million, or 23.6%, offset by an increase in labor and employee related costs of $3.0 million, or 10.0%, and an increase in certain other overhead costs associated with increased sales and growth initiatives within the segment.

Gross Profit

Gross profit was $69.9 million in 2025, a decrease of $195.2 million, or 73.6% from 2024. Gross profit as a percentage of sales, or gross margin, was 4.5% in 2025 as compared to 13.6% in 2024. Gross profit by segment was as follows (in thousands):

| | Year Ended December 31, | | Change | |
	2025	2024	$	%
Gross Profit by Segment				
Transportation Solutions	$ 25,714	$ 217,618	$ (191,904)	(88.2)%
Parts & Services	44,197	47,454	(3,257)	(6.9)%
Total	$ 69,911	$ 265,072	$ (195,161)	(73.6)%

TS segment gross profit was $25.7 million in 2025 compared to $217.6 million in 2024, a decrease of $191.9 million. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 1.9% in 2025 as compared to 12.4% in 2024, a decrease of 10.5%. The overall decrease in gross profit from the prior year period was primarily driven by the decline in shipments across all of our product lines. Conversion costs that did not decline as much as sales further reduced gross profit as a percentage of net sales.

P&S segment gross profit was $44.2 million in 2025 compared to $47.5 million in 2024. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 18.6% in 2025 compared to 23.1% in 2024, a decrease of 4.5%. The overall decrease in gross profit was primarily related additional costs associated with business growth and differences in the mix of revenues within the segment.

General and Administrative Expenses

General and administrative expenses were $(286.8) million in 2025, which decreased $867.5 million, or 149.4%, compared to 2024. The year-over-year decrease was primarily driven by developments related to the Product Liability Matter, as defined and further described in Note 15 to the Consolidated Financial Statements. In 2024, Wabash recorded a $450 million loss related to this matter. In 2025, following a reduction in the judgment, the Company recognized a $418 million gain. This favorable impact was partially offset by an increase in employee-related general and administrative costs, including wages, benefits, and incentive compensation programs, of approximately $8.7 million. As a percentage of net sales, general and administrative expenses were (18.6)% in 2025 compared to 29.8% in 2024. The year-over-year change as a percentage of net sales was primarily attributable to the impact of the Product Liability Matter.

Selling Expenses

Selling expenses were $24.4 million in 2025, a decrease of $3.6 million, or 12.8%, compared to 2024. The decrease was primarily attributable to a decrease in advertising and promotional expense of approximately $3.1 million, which is due in part to expenses incurred during the 2024 period related to our Ignite Conference. As a percentage of net sales, selling expenses were 1.6% in 2025 compared to 1.4% in 2024. The overall increase in selling expenses as a percentage of net sales was primarily attributable to the decrease in sales outpacing the decrease in selling expenses.

Amortization of Intangibles

Amortization of intangibles was $11.2 million in 2025 compared to $12.0 million in 2024. Amortization of intangibles was the result of expenses recognized for intangible assets recorded from previous acquisitions. In 2025, trademark intangibles acquired in conjunction with the Trailerhawk acquisition began amortization, and are included in the $11.2 million of spend in 2025 . There were certain technology-related intangible assets that became fully amortized 2024.

Impairment and Other, Net

Impairment and other, net was a net loss of $13.6 million during 2025 and a net loss of $0.5 million during 2024. Activity during the current year period primarily related to the Company's announcement of its plan to idle its facilities in Little Falls, Minnesota and in Goshen, Indiana. The Company reviewed the asset group for impairment and as a result, machinery and equipment assets at the Little Falls, Minnesota facility previously valued at $17.2 million were determined to have a fair value of $3.8 million, resulting in a $13.4 million impairment charge recognized in the fourth quarter of 2025. Little Falls, Minnesota production is a part of the Transportation Solutions segment. The review of the Goshen, Indiana asset group , which also is a part of the Transportation Solutions segment, did not result in an impairment.

Other Income

Interest expense in 2025 totaled $21.3 million compared to $19.8 million in 2024. Interest expense relates to interest and non-cash accretion charges on our Senior Notes and Revolving Credit Agreement. Interest expense in the current year period increased compared to the 2024 period due to borrowing activities under the Revolving Credit Facility in 2025.

Other, net for 2025 represented income of $4.0 million as compared to income of $5.4 million for 2024. Income for both the current and prior year period primarily relates to interest income.

Income Taxes

We recognized income tax expense of $71.5 million in 2025 compared to income tax benefit of $93.5 million in 2024. The effective tax rate for 2025 was 25.3% compared to 24.8% for 2024. The effective tax rate for both 2025 and 2024 differs from the U.S. Federal statutory rate of 21.0% primarily due to the impact of state and local taxes and discrete items, including stock-based compensation. Net cash refunds for income taxes in 2025 was $1.3 million compared to net cash paid during 2024 of $29.8 million.

Liquidity and Capital Resources

Capital Structure

Our capital structure is comprised of a mix of debt and equity. As of December 31, 2025, our debt-to-equity ratio was approximately 1.2:1.0. Our long-term objective is to generate operating cash flows sufficient to support the growth within our businesses and increase shareholder value. This objective will be achieved through a balanced capital allocation strategy of sustaining strong liquidity, maintaining healthy leverage ratios, investing in the business both organically and strategically, and returning capital to our shareholders. Our Board of Directors designated a Finance Committee to assist the Board in overseeing the Company's capital structure, financing, investment, and other financial matters of importance.

Throughout 2025, in keeping with this balanced approach, we repurchased $30.9 million (inclusive of excise tax) of common stock under the share repurchase program approved by our Board of Directors and paid dividends of $13.8 million. Additionally, as described in the "Debt Agreements and Related Amendments" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total revolving commitments to $350 million and extended the maturity to September 2027, the nearest maturity date of our long-term debt. As of December 31, 2025, there was $45.0 million outstanding under the Revolving Credit Agreement. Collectively, these demonstrate our confidence in the Company's long-term financial outlook and ability to generate cash flow both near and long term. They reinforce our commitment to delivering shareholder value while maintaining the flexibility to execute our strategic plan for profitable growth and diversification.

Our liquidity position, defined as cash on hand and available borrowing capacity under the Revolving Credit Facility, was $235.3 million as of December 31, 2025, compared to $421.9 million as of December 31, 2024, representing a decrease of 44%. The decrease in liquidity from the prior year is primarily attributable to a lower cash balance and lower available revolver capacity at December 31, 2025, resulting from a reduction in cash provided by operating activities in 2025 versus 2024. For 2026, we expect to continue our commitment to fund our working capital requirements and capital expenditures from net cash provided by operations or available borrowing capacity under the Revolving Credit Agreement, as needed. Along with these investments, we will also maintain our assets to react to any economic and/or industry changes, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment and preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Debt Agreements and Related Amendments

Senior Notes

On October 6, 2021, we closed on an offering of $400 million in aggregate principal amount of our 4.50% unsecured Senior Notes (the "Senior Notes"). The Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among us, certain subsidiary guarantors named therein (the "Guarantors") and Computershare Trust Company, N.A., as trustee (the "Indenture"). The Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The Senior Notes will mature on October 15, 2028.

We may redeem some or all of the Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless we have exercised our optional redemption right in respect of the Senior Notes, the holders of the Senior Notes will have the right to require us to repurchase all or a portion of the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The Senior Notes and related guarantees are our and the Guarantors' general unsecured senior obligations and will be subordinated to all of our and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the Senior Notes are structurally subordinated to any existing and future debt of any of our subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, our capital stock or with respect to any other interest or participation in, or measured by, our profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and we and our subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2025, we were in compliance with all covenants.

From time to time we may evaluate various alternatives available with respect to addressing the October 2028 maturity of the Senior Notes, including the purchase, redemption, refinancing, amending, exchanging, extending or otherwise retiring any amount of our outstanding indebtedness at any time, in open market or privately negotiated transactions with the holders of such indebtedness or otherwise. No final decisions have been made at this time, and the timing, structure and terms of any such transactions will depend on capital market conditions and other relevant factors.

Contractual coupon interest expense and accretion of fees for the Senior Notes for the years ended December 31, 2025, 2024 and 2023 were $18.0 million and $0.7 million, $18.0 million and $0.7 million, and $18.0 million and $0.6 million, respectively. Contractual coupon interest expense and accretion of discount and fees are included in *Interest expense* on the Company's Consolidated Statements of Operations.

Revolving Credit Agreement

On September 23, 2022, we entered into the Third Amendment to the Second Amended and Restated Credit Agreement among us, certain of our subsidiaries as borrowers (together with us, the "Borrowers"), certain of our subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended our existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. We have the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain of our subsidiaries (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting our ability and certain of our subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, we will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2025, we were in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

For the year ended December 31, 2025, we had payments of principal totaling $82.4 million and borrowings of principal totaling $127.4 million under the Revolving Credit Agreement. As of December 31, 2025, there was $45.0 million outstanding.

During the year ended December 31, 2024, we had payments of principal totaling $0.9 million and borrowings of principal totaling $0.9 million under the Revolving Credit Agreement. As of December 31, 2024, there were no amounts outstanding.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2025, 2024, and 2023, was approximately $2.3 million, $0.8 million, and $0.9 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on the Company's Consolidated Statements of Operations.

Cash Flow

2025 Compared to 2024

Cash provided by operating activities for 2025 totaled $11.7 million, compared to cash provided by operating activities of $117.3 million in 2024. The cash provided by operations during the current year was the result of net income adjusted for various non-cash activities, including depreciation, amortization, deferred taxes, stock-based compensation, and working capital. Changes in key working capital accounts for 2025 and 2024 are summarized below (in thousands):

	2025	2024	Change
Source (Use) of cash:			
Accounts receivable	$ 24,072	$ 39,044	$ (14,972)
Inventories	77,672	8,810	68,862
Accounts payable and accrued liabilities	(6,213)	(68,687)	62,474
Net source (use) of cash	$ 95,531	$ (20,833)	$ 116,364

Accounts receivable decreased $24.1 million in 2025 and decreased $39.0 million in 2024. Days sales outstanding, a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was approximately 34 days and 31 days for the year-ended December 31, 2025 and 2024, respectively. The decrease in accounts receivable in 2025 was primarily due to the decrease in shipments compared to 2024. Inventories decreased in 2025 by $77.7 million compared to an increase in 2024 of $8.8 million. The overall decrease in inventory for 2025 was primarily attributable to the lower inventory requirements of reduced production compared to prior year. Our inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns per year, were approximately 7 and 6 times in 2025 and 2024, respectively. Accounts payable and accrued liabilities decreased $6.2 million in 2025 compared to a decrease of $68.7 million for 2024. Days payable outstanding, a measure of working capital efficiency that measures the amount of time a payable is outstanding, was 40 days in 2025 and 35 days in 2024.

Investing activities used $92.7 million during 2025 compared to $94.8 million used in 2024. Investing activities for 2025 included capital expenditures for property, plant, and equipment of $24.7 million, which was a decrease compared to $72.2 million during 2024. In addition, expenditures related to revenue generating assets totaled approximately $47.5 million and expenditures related to investment in unconsolidated entities totaled approximately $18.9 million. Cash used in investing activities in 2025 was primarily related to investments in our TaaS activities. In 2024, cash used in investing activities was primarily related to capital expenditures to support growth and improvement initiatives at our facilities.

Financing activities used $2.5 million during 2025 as compared to using $86.3 million during 2024. Net cash used in 2025 primarily relates to common stock repurchases of $33.8 million and cash dividend payments to our shareholders of $13.8 million. Borrowings under our Revolving Credit Agreement totaled $127.4 million which were partially offset by payments of principal, interest, and unused fees made under our Revolving Credit Agreement of $82.4 million. We repurchased common stock of $70.9 million and paid cash dividends to our shareholders of $14.8 million in 2024.

Our liquidity position, defined as cash on hand and available borrowing capacity under the Revolving Credit Facility, was $235.3 million as of December 31, 2025 compared to $421.9 million as of December 31, 2024, representing a decrease of 44%. The decrease in liquidity from the prior year was primarily attributable to a lower cash balance and lower available revolver capacity at December 31, 2025, resulting from a reduction in cash provided by operating activities in 2025 versus 2024. Total debt obligations amounted to $445.0 million as of December 31, 2025.

For 2026 and forward, we expect to continue our commitment to fund our working capital requirements and capital expenditures from net cash provided by operations or available borrowing capacity under the Revolving Credit Agreement (as needed). Along with these investments, we will also maintain our assets to capitalize on any economic and/or industry upswings, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment to preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Contractual Obligations and Commercial Commitments

A summary of our contractual obligations and commercial commitments, both on and off-balance sheet, as of December 31, 2025 are as follows (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total
Debt:							
Revolving Credit Agreement (due 2027)	$ —	$ 45,000	$ —	$ —	$ —	$ —	$ 45,000
Senior Notes (due 2028)	—	—	400,000	—	—	—	400,000
Interest Payments on Revolving Credit Agreement (If Any) and Senior Notes[1]	20,272	19,647	18,000	—	—	—	57,919
Total Debt	20,272	64,647	418,000	—	—	—	502,919
Other:							
Operating Leases	15,035	10,298	6,447	4,896	3,279	602	40,557
Total Other	15,035	10,298	6,447	4,896	3,279	602	40,557
Other Commercial Commitments:							
Letters of Credit	5,615	—	—	—	—	—	5,615
Raw Material Purchase Commitments	21,500	—	—	—	—	—	21,500
Chassis Agreements and Programs	59,599	—	—	—	—	—	59,599
Total Other Commercial Commitments	86,714	—	—	—	—	—	86,714
Total Obligations	$ 122,021	$ 74,945	$ 424,447	$ 4,896	$ 3,279	$ 602	$ 630,190

[1] *Future interest payments on variable rate long-term debt (if any) are estimated based on the rate in effect as of December 31, 2025, and only include interest payments (not unused line fees).*

Borrowings under the Revolving Credit Agreement bear interest at a variable rate based on the Secured Overnight Financing Rate ("SOFR") or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the agreement. Any outstanding borrowings under the Revolving Credit Agreement bear interest at a rate, at our election, equal to (i) adjusted term SOFR plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. We are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of our agent and lenders. During the year ended December 31, 2025, we had payments of principal of $82.4 million and borrowings of principal of $127.4 million under the Revolving Credit Agreement, and as of December 31, 2025, there was $45.0 million outstanding.

The Senior Notes bear interest at the rate of 4.5% per annum from the date of issuance, payable semi-annually on April 15 and October 15.

Operating leases represent the total future minimum lease payments for leases that have commenced. As of December 31, 2025, obligations related to operating leases that we have executed but have not yet commenced were nominal.

We have standby letters of credit totaling $5.6 million issued in connection with workers compensation claims and surety bonds.

We have $21.5 million in purchase commitments through December 2026 for various raw material commodities, including aluminum, steel, polyethylene, and nickel, as well as other raw material components which are within normal production requirements.

We obtain vehicle chassis for our specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at our facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to us nor permit us to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although we are party to related finance agreements with manufacturers, we have not historically settled, nor expect to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2025, our outstanding chassis converter pool with the manufacturer totaled $59.6 million and we have included this financing agreement on our Consolidated Balance Sheets within *Other accrued liabilities*. Typically, chassis are converted and delivered to customers within 90 days of our receipt of the chassis.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $1.5 million at December 31, 2025. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above. We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

Significant Accounting Policies and Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. Our significant accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, evaluation of industry trends, information provided by our customers, and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if it requires us to make assumptions about matters that were uncertain at the time we were making the estimate or changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Legal and Other Contingencies. The outcomes of legal proceedings and claims brought against us and other loss contingencies are subject to significant uncertainty. We establish legal contingency reserves when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, we consider the likelihood of loss or the occurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves significant judgment and such matters are unpredictable. We could incur judgments or enter into settlements for current or future claims that could materially impact our results of operations.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets. We review, on at least a quarterly basis, the financial performance of each business unit for indicators of impairment. In reviewing for impairment indicators, we also consider events or changes in circumstances such as business prospects, customer retention, market trends, potential product obsolescence, competitive activities, and other economic factors. An impairment loss is recognized when the carrying value of an asset group exceeds the future net undiscounted cash flows expected to be generated by that asset group. The impairment loss recognized is the amount by which the carrying value of the asset group exceeds its fair value.

Goodwill. We assess goodwill for impairment at the reporting unit level on an annual basis as of October 1st, after the annual planning process is complete. More frequent evaluations may be required if we experience changes in our business climate or as a result of other triggering events that may take place. If the carrying value exceeds fair value, the asset is considered impaired and is reduced to its fair value.

In assessing goodwill for impairment, we may choose to initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, then an impairment analysis for goodwill is performed at the reporting unit level using a quantitative approach. The quantitative test is a comparison of the fair value of the reporting unit, determined using a combination of the income and market approaches, to its recorded amount. If the recorded amount exceeds the fair value, an impairment is recorded to reduce the carrying amount to fair value, but will not exceed the amount of goodwill that is recorded.

The process of evaluating goodwill for impairment is subjective and requires significant judgment at many points during the analysis. If we elect to perform an optional qualitative analysis, we consider many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent fair value analysis for the reporting unit. When performing a quantitative goodwill impairment test, we generally determine fair value using a combination of an income-based approach and a market-based approach. The fair value determination consists primarily of using significant unobservable inputs (Level 3) under the fair value measurement standards. We believe the most critical assumptions and estimates in determining the estimated fair value of our reporting units include, but are not limited to, the amounts and timing of expected future cash flows which is largely dependent on expected EBITDA margins, the discount rate applied to those cash flows, and terminal growth rates. The assumptions used in determining our expected future cash flows consider various factors such as historical operating trends and long-term operating strategies and initiatives. The discount rate used by each reporting unit is based on our assumption of a prudent investor's required rate of return assuming the risk of investing in a particular company. The terminal growth rate reflects the sustainable operating income a reporting unit could generate in a perpetual state as a function of revenue growth, inflation, and future margin expectations.

Annual Goodwill Impairment Test

As of December 31, 2025, goodwill allocated to our TS and P&S segments was approximately $120.5 million and $70.7 million, respectively. For the 2025 annual goodwill impairment test conducted as of October 1, 2025, the Company chose to use a quantitative assessment to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the quantitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, future operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis for each reporting unit. Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded.

During the fourth quarter of 2024, the Company performed its annual goodwill impairment test using a quantitative assessment, whereas a qualitative assessment was utilized in 2023. Based on the results of these assessments, the Company determined it was more likely than not that the fair value of its reporting units was greater than their respective carrying amounts and no additional impairment of goodwill was recognized during the years ended December 31, 2024 or 2023.

Other

Inflation

Inflation impacts prices paid for labor, materials and supplies. Significant increases in the costs of production or certain commodities, raw materials, and components could have an adverse impact on our results of operations. As has been our practice, we will endeavor to offset the impact of inflation through selective price increases, productivity improvements, and hedging activities. Our ability to mitigate the impact of inflation through selective price increases may be limited by our backlog in cases of orders without inflation-based price adjustment provisions.

New Accounting Pronouncements

For information related to new accounting standards, see Note 3 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

ITEM 7A–QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we have exposure to financial and market risk resulting from volatility in commodity prices, interest rates, and foreign exchange rates. The following discussion provides additional detail regarding our exposure to these risks.

Commodity Price Risks

We are exposed to fluctuation in commodity prices through the purchase of various raw materials that are processed from commodities such as aluminum, steel, lumber, nickel, copper, and polyethylene. Given the historical volatility of certain commodity prices, this exposure can significantly impact product costs. We manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be materially and adversely affected. As of December 31, 2025, we had $21.5 million in raw material purchase commitments through December 2026 for materials that will be used in the production process, as compared to $15.0 million as of December 31, 2024. The increase from the prior year is primarily attributable to an increase in the use of fixed price contracts for aluminum and expectations for fluctuations in pricing. As of December 31, 2025, a hypothetical ten percent change in commodity prices based on our raw material purchase commitments through December 2026 would result in a corresponding change in cost of goods sold over a one-year period of approximately $2.2 million. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in commodity prices and the potential managerial action taken in response to these changes.

Interest Rates

As of December 31, 2025, we had $45.0 million floating rate debt outstanding under our Revolving Facility. The only other outstanding debt on our Consolidated Balance Sheets as of December 31, 2025 were the Senior Notes, which carry a fixed interest rate of 4.50%. Based on the current borrowings under our Revolving Facility, a hypothetical 100 basis-point change in the floating interest rate would result in $0.5 million corresponding change in interest expense over a one-year period. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in interest rates and the potential managerial action taken in response to these changes.

Foreign Exchange Rates

We are subject to fluctuations in the Mexican peso exchange rates that impact transactions with our foreign subsidiaries, as well as U.S. denominated transactions between these foreign subsidiaries and unrelated parties. A ten percent change in the Mexican peso exchange rates would have an immaterial impact on our results of operations. We do not hold or issue derivative financial instruments for speculative purposes.

Annual Report

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	51
Consolidated Balance Sheets as of December 31, 2025 and 2024	53
Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023	54
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024, and 2023	55
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023	56
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023	57
Notes to Consolidated Financial Statements	58

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wabash National Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 18, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill

Description of the Matter	At December 31, 2025, the Company's goodwill was $191.2 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level at least annually or whenever events or changes in circumstances indicate its carrying value may not be recoverable. Management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.
	Auditing management's quantitative goodwill impairment tests was complex and highly judgmental due to the significant estimation required to determine the fair values of the reporting units. In particular, the fair value estimates were sensitive to significant assumptions, such as changes in EBITDA margins and discount rates, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment testing process, including controls over management's review of the significant data and assumptions described above.

To test the estimated fair values of the Company's reporting units, we performed audit procedures that included, among others, assessing methodologies, testing the significant assumptions discussed above used to develop the prospective financial information, and testing the underlying data used by the Company in its analysis. We compared the prospective financial information developed by management to the historical performance of each reporting unit as well as current industry and economic trends and evaluated the expected impacts of the Company's operating strategies and initiatives on the significant assumptions. In addition, we tested management's reconciliation of the fair value of the reporting units to the market capitalization of the Company. We involved our internal valuation specialists to assist in our evaluation of the methodologies used by the Company, the discount rate assumptions and the calculations of each reporting unit's fair value.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Indianapolis, Indiana

February 18, 2026

WABASH NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 31,923	$ 115,484
Accounts receivable, net	119,874	143,946
Inventories, net	181,153	258,825
Prepaid expenses and other	86,136	76,233
Total current assets	419,086	594,488
Property, plant, and equipment, net	300,477	339,247
Deferred income taxes	9,047	94,873
Goodwill	191,222	188,441
Intangible assets, net	63,561	74,445
Investment in unconsolidated entities	7,250	7,250
Other assets	180,538	112,785
Total assets	$ 1,171,181	$ 1,411,529
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ —	$ —
Accounts payable	145,739	146,738
Other accrued liabilities	156,556	161,671
Total current liabilities	302,295	308,409
Long-term debt	442,852	397,142
Other non-current liabilities	57,492	516,152
Total liabilities	802,639	1,221,703
Commitments and contingencies		
Noncontrolling interest	1,184	996
Wabash National Corporation stockholders' equity:		
Common stock, $0.01 par value: 200,000,000 shares authorized; 40,436,437 and 42,882,308 shares outstanding, respectively	787	781
Additional paid-in capital	700,697	689,216
Retained earnings	303,615	105,633
Accumulated other comprehensive loss	(398)	(3,229)
Treasury stock, at cost: 38,263,966 and 35,253,489 common shares, respectively	(637,343)	(603,571)
Total Wabash National Corporation stockholders' equity	367,358	188,830
Total liabilities, noncontrolling interest, and equity	$ 1,171,181	$ 1,411,529

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net sales	$ 1,542,754	$ 1,946,740	$ 2,536,500
Cost of sales	1,472,843	1,681,668	2,038,313
Gross profit	69,911	265,072	498,187
General and administrative expenses	(286,775)	580,684	146,658
Selling expenses	24,444	28,035	26,532
Amortization of intangible assets	11,184	11,973	12,813
Impairment and other, net	13,553	484	235
Income (loss) from operations	307,505	(356,104)	311,949
Other income (expense):			
Interest expense	(21,316)	(19,839)	(19,854)
Other, net	3,956	5,434	3,393
Other expense, net	(17,360)	(14,405)	(16,461)
Loss from unconsolidated entity	(6,982)	(6,089)	(803)
Income (loss) before income tax expense	283,163	(376,598)	294,685
Income tax expense (benefit)	71,524	(93,523)	62,830
Net income (loss)	211,639	(283,075)	231,855
Net income attributable to noncontrolling interest	188	996	603
Net income (loss) attributable to common stockholders	$ 211,451	$ (284,071)	$ 231,252
Net income (loss) attributable to common stockholders per share:			
Basic	$ 5.09	$ (6.40)	$ 4.92
Diluted	$ 5.07	$ (6.40)	$ 4.81
Weighted average common shares outstanding (in thousands):			
Basic	41,511	44,359	47,011
Diluted	41,746	44,359	48,030
Dividends declared per share	$ 0.32	$ 0.32	$ 0.32

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income (loss)	$ 211,639	$ (283,075)	$ 231,855
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	1,762	(2,183)	975
Unrealized gain (loss) on derivative instruments	1,069	(618)	(521)
Total other comprehensive income (loss)	2,831	(2,801)	454
Comprehensive income (loss)	214,470	(285,876)	232,309
Comprehensive income attributable to noncontrolling interest	188	996	—
Comprehensive income (loss) attributable to common stockholders	$ 214,282	$ (286,872)	$ 232,309

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
	Shares	Amount					
Balances at December 31, 2022	47,675,796	$ 766	$ 665,941	$ 188,241	$ (882)	$ (456,453)	$ 397,613
Net income attributable to common stockholders for the year				231,252			231,252
Foreign currency translation					975		975
Stock-based compensation	516,747	8	11,790				11,798
Stock repurchase	(2,810,716)					(76,206)	(76,206)
Common stock dividends				(15,570)			(15,570)
Unrealized loss on derivative instruments, net of tax					(521)		(521)
Common stock issued in connection with:							
Stock option exercises	11,433		155				155
Balances at December 31, 2023	45,393,260	$ 774	$ 677,886	$ 403,923	$ (428)	$ (532,659)	$ 549,496
Net loss attributable to common stockholders for the year				(284,071)			(284,071)
Foreign currency translation					(2,183)		(2,183)
Stock-based compensation	359,674	7	11,302				11,309
Stock repurchase	(2,872,626)					(70,912)	(70,912)
Common stock dividends				(14,219)			(14,219)
Unrealized loss on derivative instruments, net of tax					(618)		(618)
Common stock issued in connection with:							
Stock option exercises	2,000		28				28
Balances at December 31, 2024	42,882,308	$ 781	$ 689,216	$ 105,633	$ (3,229)	$ (603,571)	$ 188,830
Net income attributable to common stockholders for the year				211,451			211,451
Foreign currency translation					1,762		1,762
Stock-based compensation	331,390	6	11,470				11,476
Stock repurchase	(2,778,011)					(33,772)	(33,772)
Common stock dividends				(13,469)			(13,469)
Unrealized gain on derivative instruments, net of tax					1,069		1,069
Common stock issued in connection with:							
Stock option exercises	750		11				11
Balances at December 31, 2025	40,436,437	$ 787	$ 700,697	$ 303,615	$ (398)	$ (637,343)	$ 367,358

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 211,639	$ (283,075)	$ 231,855
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	47,551	45,012	32,507
Amortization of intangibles	11,184	11,973	12,813
Net loss (gain) on sale of property, plant and equipment and business divestiture	93	(493)	235
Deferred income taxes	85,826	(111,683)	(13,459)
Stock-based compensation	11,476	11,309	11,799
Non-cash interest expense	1,008	962	946
Equity in loss from unconsolidated entity	6,982	6,089	803
Impairment	13,371	994	—
Accounts receivable	24,072	39,044	72,587
Inventories	77,672	8,810	(23,765)
Prepaid expenses and other	(7,348)	4,020	(10,727)
Accounts payable and accrued liabilities	(6,213)	(68,687)	5,775
Other, net	(465,647)	452,997	(1,763)
Net cash provided by operating activities	11,666	117,272	319,606
Cash flows from investing activities:			
Cash payments for capital expenditures	(24,711)	(72,188)	(98,093)
Expenditures for revenue generating assets	(47,544)	(6,948)	(5,650)
Proceeds from sale of assets	138	4,448	154
Acquisitions, net of cash acquired	(1,666)	—	
Notes receivable issued to unconsolidated entity	(18,900)	(20,100)	(2,450)
Net cash used in investing activities	(92,683)	(94,788)	(106,039)
Cash flows from financing activities:			
Proceeds from exercise of stock options	11	28	155
Dividends paid	(13,782)	(14,779)	(15,861)
Borrowings under revolving credit facilities	127,429	884	104,199
Payments under revolving credit facilities	(82,429)	(884)	(104,199)
Debt issuance costs paid	(1)	(5)	(117)
Stock repurchases	(33,772)	(70,912)	(76,206)
Distribution to noncontrolling interest		(603)	(512)
Net cash used in financing activities	(2,544)	(86,271)	(92,541)
Cash and cash equivalents:			
Net (decrease) increase in cash and cash equivalents	(83,561)	(63,787)	121,026
Cash and cash equivalents at beginning of period	115,484	179,271	58,245
Cash and cash equivalents at end of period	$ 31,923	$ 115,484	$ 179,271
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 20,103	$ 18,786	$ 18,938
Net cash (refunds) payments for income taxes	$ (1,334)	$ 29,831	$ 82,589
Period end balance of payables for property, plant, and equipment	$ 2,280	$ 5,915	$ 11,662

The accompanying notes are an integral part of these Consolidated Statements.

1. DESCRIPTION OF THE BUSINESS

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we combine physical and digital technologies to deliver innovative, end-to-end solutions that optimize supply chains across transportation, logistics, and infrastructure markets.

To that end, we design, manufacture, and service a diverse range of products supporting first-to-final mile operations, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and products, trailer aerodynamic solutions, and specialty food grade processing equipment. In addition, through Wabash Hub, customers gain access to a nationwide parts and service network, Trailers as a Service (TaaS)^{SM}, and advanced tools designed to streamline operations and drive growth. We have achieved this diversification through acquisitions, organic growth, and product innovation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Accounts Receivable. Accounts receivable are shown net of expected losses and primarily include trade receivables. The Company records expected losses for customers based upon a variety of factors including the Company's historical collection experience, the length of time the account has been outstanding, and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates of expected losses with respect to the collectability of the related accounts could be further adjusted. The Company's policy is to write-off receivables when they are determined to be uncollectible. Expected losses are charged to *General and administrative expenses* and *Selling expenses* in the Consolidated Statements of Operations. The following table presents the changes in expected losses (in thousands):

	Years ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	$ 1,402	$ 1,079	$ 428
Expected losses	571	381	651
Write-offs, net of recoveries	(4)	(58)	—
Balance at end of year	$ 1,969	$ 1,402	$ 1,079

Inventories. Inventories are stated at the lower of cost, determined on either the first-in, first-out or average cost method, or net realizable value. The cost of manufactured inventory includes raw material, labor and overhead.

Prepaid Expenses and Other. Prepaid expenses and other as of December 31, 2025 and 2024 consists of the following (in thousands):

	December 31,	
	2025	**2024**
Chassis converter pool agreements	$ 61,925	$ 57,109
Income tax receivables	11,694	10,269
Insurance premiums & maintenance/subscription agreements	7,503	5,595
Commodity swap contracts	1,422	163
All other	3,592	3,097
	$ 86,136	$ 76,233

Chassis converter pool agreements represent chassis transferred to the Company on a restricted basis by the manufacturer, who retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales to the manufacturer's dealers. As further described in Note 12, commodity swap contracts relate to our hedging activities (that are in an asset position) to mitigate the risks associated with fluctuations in commodity prices. Insurance premiums and maintenance/subscription agreements are charged to expense over the contractual life, which is generally one year or less. Other items primarily consist of investments held by the Company's captive insurance subsidiary and other various prepaid and other assets.

Property, Plant, and Equipment. Property, plant, and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and range from three to ten years for machinery and equipment.

Goodwill. Goodwill represents the excess purchase price over fair value of the net assets acquired. The Company determines its reporting units at the individual operating segment level, or one level below, when there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. The Company reviews goodwill for impairment, at the reporting unit level, annually on October 1 and whenever events or changes in circumstances indicate its carrying value may not be recoverable. In accordance with ASC 350, *Intangibles - Goodwill and Other*, goodwill is reviewed for impairment utilizing either a qualitative assessment or a quantitative process.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test, which is the option the Company has historically chosen.

For reporting units in which the Company performs the quantitative analysis, the Company compares the carrying value, including goodwill, of each reporting unit with its estimated fair value. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is greater than the fair value, the difference is recognized as an impairment loss charged to the reporting unit. After an impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.

As of December 31, 2025, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $70.7 million, respectively.

Long-Lived Assets. Long-lived assets, consisting primarily of intangible assets and property, plant, and equipment, are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

Other Assets. The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized software is amortized using the straight-line method over three to seven years. As of December 31, 2025 and 2024, the Company had software costs, net of amortization, of $13.7 million and $9.9 million, respectively. Amortization expense for 2025, 2024, and 2023 was $3.4 million, $3.4 million, and $1.9 million, respectively.

The Company maintains life insurance policies on certain employees. These contracts are reported at their net cash surrender value, which represents the amount that would be realized upon surrender of the policies, determined by the insurer as the cash value minus any surrender charges or outstanding loans. As of December 31, 2025 and 2024, the Company had policy cash surrender values of $26.9 million and $22.4 million, respectively.

Warranties. The Company offers a limited warranty for its products with a coverage period that ranges between one and five years, except that the coverage period for DuraPlate® trailer panels is ten years. The Company passes through component manufacturers' warranties to our customers. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the product warranty accrual included in *Other accrued liabilities* (in thousands):

	2025	2024
Balance as of January 1	$ 16,958	$ 21,286
Provision and revisions to estimates	2,703	2,581
Payments	(6,759)	(6,909)
Balance as of December 31	$ 12,902	$ 16,958

Self-Insured Liabilities. The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

The following table presents the changes in the self-insurance accrual included in *Other accrued liabilities* (in thousands):

	2025	2024
Balance as of January 1	$ 12,198	$ 11,311
Expense	44,391	40,511
Payments	(44,945)	(39,624)
Balance as of December 31	$ 11,644	$ 12,198

Income Taxes. The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent management determines that it is more-likely-than-not the Company would not realize the value of these assets.

The Company accounts for income tax contingencies by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Concentration of Credit Risk. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and customer receivables. We place our cash and cash equivalents with high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

Research and Development. Research and development expenses are charged to *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations as incurred and were $5.9 million, $8.6 million, and $7.5 million in 2025, 2024, and 2023, respectively.

3. NEW ACCOUNTING PRONOUNCEMENTS

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance the transparency, decision usefulness and effectiveness of income tax disclosures. The amendments in this ASU require a public entity to disclose a tabular tax rate reconciliation, using both percentages and currency, with specific categories. A public entity is also required to provide a qualitative description of the states and local jurisdictions that make up the majority of the effect of the state and local income tax category and the net amount of income taxes paid, disaggregated by federal, state and foreign taxes and also disaggregated by individual jurisdictions. The amendments also remove certain disclosures that are no longer considered cost beneficial. The amendments are effective prospectively for annual periods beginning after December 15, 2024, and retrospective application is permitted. The Company implemented these required income tax disclosures retrospectively.

In November 2024, FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires additional disclosure of the nature of expenses included in the consolidated financial statements. The effective date of this ASU is for annual periods beginning after December 15, 2026. The Company is evaluating the effect this guidance will have on the consolidated financial statements.

4. REVENUE RECOGNITION

The Company recognizes revenue from the sale of its products when obligations under the terms of a contract with our customers are satisfied; this occurs with the transfer of control of our products and replacement parts or throughout the completion of service work. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring promised goods or services to a customer and excludes all taxes collected from the customer. Shipping and handling fees are included in *Net sales* and the associated costs are included in *Cost of sales* in the Consolidated Statements of Operations. For shipping and handling costs that take place after the transfer of control, the Company applies the practical expedient and treats it as a fulfillment cost. Incidental items that are immaterial in the context of the contract are recognized as expense.

The Company has identified three separate and distinct performance obligations: (1) the sale of a trailer or equipment, (2) the sale of replacement parts, and (3) service work. For trailer, truck body, equipment, and replacement part sales, control is transferred and revenue is recognized from the sale upon shipment to or pick up by the customer in accordance with the contract terms. The Company does not have any material extended payment terms as payment is received shortly after the point of sale. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company does have customers who pay for the product prior to the transfer of control, which is recorded as customer deposits in *Other accrued liabilities* as shown in Note 10. Customer deposits are recognized as revenue when the Company performs its obligations under the contract and transfers control of the product.

5. BUSINESS COMBINATIONS

Trailerhawk.AI, LLC

The Company accounts for acquisitions in accordance with guidance found in ASC 805, *Business Combinations ("ASC 805")*. The guidance requires consideration given, including contingent consideration, assets acquired, and liabilities assumed to be valued at their fair values at the acquisition date. The guidance further provides that: (1) acquisition costs will generally be expensed as incurred, (2) restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. ASC 805 requires that any excess of purchase price over fair value of assets acquired, including identifiable intangibles and liabilities assumed, be recognized as goodwill.

On February 3, 2025, the Company acquired substantially all of the assets and certain of the liabilities of TrailerHawk.ai, LLC, a Delaware limited liability company ("Trailerhawk"), from Loadsmith Holding Corporation for an initial purchase price of $2.5 million less an allowance of $0.8 million for 2025 development activities, plus the release of $3.0 million and accrued interest of $0.1 million on convertible promissory notes, and contingent consideration related to the earnout liability as described below. Trailerhawk is an innovation leader leveraging artificial intelligence and telematics to create digital solutions that allow customers to protect trailer and cargo through the logistics chain. This investment is synergistic with our recurring revenue initiatives, particularly for our Linq Venture Holdings, LLC and Trailers as a Service (TaaS)[SM] offerings. Trailerhawk is included within the Parts and Services reportable segment. The acquisition agreement includes a purchase price adjustment clause that provides for the possibility of additional earnout payments of up to $15.0 million over a period of seven years after the closing date of the transaction based on certain profitability metrics as a percentage of revenue for each of the subsequent seven years from the acquisition.

The purchase accounting for the business combination was finalized in the fourth quarter of 2025, with identifiable intangible assets of software valued at $2.5 million, trademark intangibles of $0.3 million, goodwill of $2.8 million, and earnout liability of $1.2 million. The Goodwill from this transaction is deductible for tax purposes.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Related Annual Impairment Assessments

As of December 31, 2025, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $70.7 million, respectively.

During the fourth quarters of both 2025 and 2024, the Company chose to use a quantitative assessment to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the quantitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, and future operating plans. Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded.

For the years ended December 31, 2025, 2024, and 2023, the changes in the carrying amounts of goodwill were as follows (in thousands):

	Transportation Solutions	Parts & Services	Total
Balance at December 31, 2023			
Goodwill	$ 188,743	$ 108,066	$ 296,809
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance at December 31, 2023	120,486	67,923	188,409
Effects of foreign currency	20	12	32
Balance at December 31, 2024			
Goodwill	188,763	108,078	296,841
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2024	120,506	67,935	188,441
Acquisition of Trailerhawk AI, LLC	—	2,801	2,801
Effects of foreign currency	(8)	(12)	(20)
Balance as of December 31, 2025			
Goodwill	188,755	110,867	299,622
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2025	$ 120,498	$ 70,724	$ 191,222

Intangible Assets

Intangible asset amortization expense was $11.2 million, $12.0 million, and $12.8 million for 2025, 2024, and 2023, respectively. Annual intangible asset amortization expense for the next 5 fiscal years is estimated to be $10.7 million in 2026; $10.2 million in 2027; $9.7 million in 2028; $9.3 million in 2029; and $8.9 million in 2030. As of December 31, 2025, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	13 years	$ 270,016	$ (206,727)	$ 63,289
Technology	12 years	11,708	(11,708)	—
Tradenames and trademarks	10 years	300	(28)	272
Backlog	6 months	2,400	(2,400)	—
Total		$ 284,424	$ (220,863)	$ 63,561

As of December 31, 2024, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	13 years	$ 270,016	$ (195,571)	$ 74,445
Technology	12 years	11,708	(11,708)	—
Total		$ 281,724	$ (207,279)	$ 74,445

7. NONCONTROLLING INTEREST, VARIABLE INTEREST ENTITIES ("VIEs") AND INVESTMENTS

VIEs & Consolidation

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the variable interest model (the "VIE model") or the voting interest model (the "VOE model").

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE's economic performance and identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (typically management and representation on the board of directors as well as control of the overall strategic direction of the entity) and have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, which primarily include the obligation to absorb losses or fund expenditures or losses (if needed), that are deemed to be variable interests in the VIE. This assessment requires the Company to apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing the significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Company.

At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP.

Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. The Company has no entities consolidated under the VOE model.

At each reporting period, the Company reassesses whether it remains the primary beneficiary for VIEs consolidated under the VIE model.

If the Company concludes it is not the primary beneficiary of a VIE, the Company evaluates whether it has the ability to exercise significant influence over operating and financial policies of the entity requiring the equity method of accounting. The Company's judgment regarding the level of influence over an equity method investment includes, but is not limited to, considering key factors such as the Company's ownership interest (generally represented by ownership of at least 20 percent but not more than 50 percent), representation on the board of directors, participation in policy making decisions, technological dependency, and material intercompany transactions. Generally, under the equity method, investments are recorded at cost and subsequently adjusted by the Company's share of equity in income or losses after the date of the initial investment. Equity in income or losses is recorded according to the Company's level of ownership; if losses accumulate, the Company records its share of losses until the investment has been fully depleted. If the Company's investment has been fully depleted, the Company recognizes additional losses only when it is committed to provide further financial support. Dividends received from equity method reduce the amount of the Company's investment when received and do not impact the Company's earnings. The Company evaluates its equity method investments for an other-than-temporary impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Linq Venture Holdings LLC

During the fourth quarter of 2023, the Company continued to unify and expand its parts and services capabilities and ecosystem by executing an agreement with a partner to create Linq Venture Holdings LLC, ("Linq"). Linq aims to develop and scale a digital marketplace in and for the transportation and logistics distribution industry. It intends to serve as the digital channel for marketing Wabash equipment and parts & services, as well as non-Wabash parts & services, in a digital marketplace format to end-customers as well as dealers.

The Company held 49% ownership of the membership units in Linq while its partner held 51%. Initial capital contributions to Linq were in proportion to the respective ownership interests, with the Company contributing approximately $2.5 million and its partner's contribution was approximately $2.6 million. At its formation, Linq had no debt or other financial obligations beyond typical operating expenses. Creditors of Linq do not have recourse to the general credit of the Company. The operating agreement requires excess cash distributions, as defined in the agreement, no later than 30 days after the end of the second and fourth quarters of each year, in proportion to the respective ownership interests.

The operating agreement provided the Company's partner with put rights that would require the Company to purchase its partner's interest in Linq. In addition, the operating agreement provided the Company with call rights that would allow it to purchase its partner's interest in Linq. These put and call rights vary depending upon when they may be exercised, which is generally from formation of Linq up to and including the seven-year anniversary of formation. Upon receiving notice that the Company's partner has exercised the put right or the Company has exercised the call right, a valuation will occur as stipulated within the operating agreement. On October 1, 2025, the Company delivered notice of the Company's exercise of a call right to its partner (the "Exercise Notice"). The Exercise Notice provides for the Company's purchase of its partner's entire equity position in Linq, at an aggregate purchase price of $6.4 million and the forgiveness of the loan receivable for amounts borrowed under the Wabash Notes and closed on January 1, 2026. See Note 24 (Subsequent Events) for additional information.

Because Linq does not have sufficient equity at risk to permit it to carry on its activities without additional financial support, the Company concluded that Linq is a VIE. The Company had the ability to significantly influence the activities of Linq through minority representation on the Board of Directors as well as through participation in certain management and strategic decisions of Linq. The Company's partner was responsible for the overall development and management of the digital marketplace, the primary purpose for which Linq was formed. Both the Company and its partner had a requirement to provide funding to Linq if needed.

As part of the formation of Linq, the Company executed a credit agreement with Linq, providing a $10.0 million revolving line of credit (the "Wabash Note") with a 7% simple accrued interest rate, paid quarterly. During the fourth quarter of 2024, an additional $15 million Wabash Note was approved by the Board of Directors, increasing the revolving line of credit to $25 million. The commitment under the Wabash Note may be increased to $35.0 million subject to the approval of the Board of Directors as stipulated in the operating agreement. In the years ended December 31, 2025 and 2024, $18.9 million and $11.1 million, respectively was borrowed under the Wabash Notes and as of December 31, 2025 and December 31, 2024, there was $30.0 million and $11.1 million, respectively outstanding. Interest income resulting from the Wabash Note for the years ended December 31, 2025 and 2024 was $1.4 million and $0.4 million, respectively. Interest income under the Wabash Note is included in *Other, net* in the Company's Consolidated Statements of Operations. The Company did not provide financial or other support to Linq that it was not contractually obligated to provide.

Given the facts and circumstances specific to Linq, as of December 31, 2025, the Company concluded that it is not the primary beneficiary of this VIE. However, the Company had the ability to exercise significant influence over the operating and financial policies of Linq. The Company's maximum exposure to loss in this unconsolidated VIE is limited to the Company's initial capital contribution and any amounts borrowed under the Wabash Note. The partner's put right did not have a standalone value as it was based upon a fair value calculation when exercised, as stipulated in the operating agreement.

The Company's equity method investment in Linq is recorded in Investment in unconsolidated entity on its Consolidated Balance Sheets. Any amounts borrowed under the Wabash Note are recorded in *Other assets* on the Company's Consolidated Balance Sheets. Linq is considered operationally integral. The Company's share of the results from its equity method investment is included in *Loss from unconsolidated entity* in the Consolidated Statements of Operations.

The following table is a rollforward of activities related to the Company's equity method investment (in thousands):

	2025	2024
Balance at January 1	$ —	$ 1,647
Loss from unconsolidated entity	(1,842)	(1,486)
Equity deficit applied to note [1]	1,842	—
Balance at March 31	—	161
Loss from unconsolidated entity	(2,203)	(1,415)
Equity deficit applied to note [1]	2,203	1,254
Balance at June 30	—	—
Loss from unconsolidated entity	(1,845)	(1,676)
Equity deficit applied to note [1]	1,845	1,676
Balance at September 30	—	—
Loss from unconsolidated entity	(1,092)	(1,512)
Equity deficit applied to note [1]	1,092	1,512
Balance at December 31	$ —	$ —

[1] As the Company is not required to advance additional funds to Linq, excess losses beyond its initial investment have been recorded against the basis of its other investments in Linq, which is comprised of the loan receivable for amounts borrowed under the Wabash Note.

Wabash Parts LLC

During the second quarter of 2022, the Company unified and expanded its parts and distribution capabilities by executing an agreement with a partner to create (Wabash Parts LLC, "WP") to operate a parts and services distribution platform. The Company holds 50% ownership in WP while its partner holds the remaining 50%. Initial capital contributions were insignificant. WP has no debt or other financial obligations other than typical operating expenses and costs. Creditors of WP do not have recourse to the general credit of the Company. The operating agreement requires excess cash distributions, as defined in the agreement, no later than 30 days after the end of the second and fourth quarters of each year in proportion to the respective ownership interests.

The operating agreement provides the Company's partner with a put right that would require the Company to purchase its partner's interest in WP. Upon receiving notice that the Company's partner has exercised the put right, a valuation will occur as stipulated within the operating agreement. Such put right has not been exercised by the Company's partner and is therefore not mandatorily redeemable as of the current period end date, however the existence of the put right that is beyond the Company's control requires the noncontrolling interest to be presented in the temporary equity section of the Company's Consolidated Balance Sheets.

Because the entity does not have sufficient equity at risk to permit it to carry on its activities without additional financial support, the Company concluded that WP is a VIE. The Company has the power to direct the activities of WP through majority representation on the Board of Directors as well as control related to the management and overall strategic direction of the entity. In addition, the Company has the obligation to absorb the benefits and losses of WP that could potentially be significant to the entity. The Company also has a requirement to provide funding to the entity if needed. Given the facts and circumstances specific to WP, the Company concluded that it is the primary beneficiary and, as such, is required to consolidate the entity. WP's results of operations are included in the Parts & Services operating and reportable segment. Through December 31, 2025, the Company did not provide financial or other support to this VIE that it was not contractually obligated to provide. As of December 31, 2025, the Company does not have any obligations to provide financial support to WP.

The following table presents the assets and liabilities of the WP VIE consolidated on the Company's Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 2,455	$ 4,131
Accounts receivable, net	4,559	2,013
Inventories, net	5	30
Prepaid expenses and other	177	7
Total current assets	7,196	6,181
Other assets	433	277
Total assets	$ 7,629	$ 6,458
Liabilities		
Current liabilities:		
Accounts payable	$ 3,571	$ 4,437
Other accrued liabilities	27	29
Total current liabilities	3,598	4,466
Total liabilities	$ 3,598	$ 4,466

The following table is a rollforward of activities in the Company's noncontrolling interest (in thousands):

	2025	2024	2023
Balance at January 1	$ 996	$ 603	$ 512
Net income attributable to noncontrolling interest	188	996	603
Distributions declared to noncontrolling interest	—	(603)	(512)
Balance at December 31	$ 1,184	$ 996	$ 603

UpLabs Ventures, LLC

During the third quarter of 2024, the Company established a collaborative framework with UpLabs Ventures, LLC to identify, design, incubate, develop, and launch new businesses (Portfolio Companies) in the mobility and digital solutions sector. This partnership aims to leverage the strengths of both parties to create innovative solutions and new market opportunities. The agreement includes detailed provisions for investment, equity sharing, intellectual property, revenue recognition, indemnification, purchase options, governance, and terminations, ensuring a structured and mutually beneficial partnership.

The Company's initial capital investment in the fourth quarter of 2024, was $6.0 million to launch venture labs aimed at providing solutions that optimize customer end-to-end supply chains across transportation, logistics and infrastructure markets. The $6.0 million nonrefundable investment covered the 2025 contract period. An additional $6.0 million nonrefundable investment for the 2026 contract period will be paid in the first quarter of 2026. The cost method investment is recorded in *Other assets* on the Company's Consolidated Balance Sheets.

Additionally, for each contract year of the collaboration during the term, the Company will pay fees in the amount of 2% of the investment amount, inclusive of any inflation adjustments and expenses of $0.5 million, subject to equivalent upward inflation adjustment based on the Consumer Price Index, compounded annually. For the 2025 contract year, the Company paid fees and expenses totaling $0.6 million.

8. INVENTORIES

Inventories, net of reserves, consist of the following (in thousands):

	December 31,		
	2025		**2024**
Raw materials and components	$ 94,600	$	134,975
Finished goods	67,338		92,662
Work in progress	8,434		15,984
Aftermarket parts	8,311		7,690
Used trailers	2,470		7,514
	$ 181,153	$	258,825

9. PROPERTY, PLANT, AND EQUIPMENT

Depreciation expense on property, plant, and equipment, which is recorded in *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations, as appropriate, was $47.6 million, $45.0 million, and $32.5 million in 2025, 2024, and 2023, respectively.

See Note 22 for information related to property, plant, and equipment sales and impairment charges.

Property, plant, and equipment, net consist of the following (in thousands):

	December 31,		
	2025		**2024**
Land	$ 43,809	$	41,676
Buildings and building improvements	166,715		167,384
Machinery and equipment	475,854		484,390
Construction in progress	8,687		25,098
	695,065		718,548
Less: accumulated depreciation	(394,588)		(379,301)
	$ 300,477	$	339,247

10. OTHER ACCRUED LIABILITIES

The following table presents the major components of *Other accrued liabilities* (in thousands):

	December 31,		
	2025		**2024**
Customer deposits	$ 26,450	$	31,029
Chassis converter pool agreements	59,599		57,109
Warranty	12,902		16,958
Payroll and related taxes	12,077		12,931
Self-insurance	11,644		12,198
Accrued interest	4,011		3,818
Operating lease obligations	13,319		11,782
Accrued taxes	6,731		6,572
All other	9,823		9,274
	$ 156,556	$	161,671

11. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31, 2025	December 31, 2024
Senior Notes	$ 400,000	$ 400,000
Revolving Credit Agreement	45,000	—
	445,000	400,000
Less: unamortized discount and fees	(2,148)	(2,858)
Less: current portion	—	—
	$ 442,852	$ 397,142

Senior Notes

On October 6, 2021, the Company closed on an offering of $400 million in aggregate principal amount of its 4.50% unsecured Senior Notes (the "Senior Notes"). The Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among the Company, certain subsidiary guarantors named therein (the "Guarantors") and Computershare Trust Company, N.A., as trustee (the "Indenture"). The Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The Senior Notes will mature on October 15, 2028.

The Company may redeem some or all of the Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Company has exercised its optional redemption right in respect of the Senior Notes, the holders of the Senior Notes will have the right to require the Company to repurchase all or a portion of the Senior Notes at a price equal to 101% of the aggregate principal amount of the Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The Senior Notes and related guarantees are the Company's and the Guarantors' general unsecured senior obligations and will be subordinated to all of the Company and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the Senior Notes are structurally subordinated to any existing and future debt of any of the Company's subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts the Company's ability and the ability of certain of its subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock or with respect to any other interest or participation in, or measured by, its profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and the Company and its subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2025, the Company was in compliance with all covenants.

From time to time the Company may evaluate various alternatives available with respect to addressing the October 2028 maturity of the Senior Notes, including the purchase, redemption, refinancing, amending, exchanging, extending or otherwise retiring any amount of our outstanding indebtedness at any time, in open market or privately negotiated transactions with the holders of such indebtedness or otherwise. No final decisions have been made at this time, and the timing, structure and terms of any such transactions will depend on capital market conditions and other relevant factors.

Contractual coupon interest expense and accretion of fees for the Senior Notes for the years ended December 31, 2025, 2024 and 2023 were $18.0 million and $0.7 million, $18.0 million and $0.7 million, and $18.0 million and $0.6 million, respectively. Contractual coupon interest expense and accretion of fees for the Senior Notes are included in *Interest expense* on the Company's Consolidated Statements of Operations.

Revolving Credit Agreement

On September 23, 2022, the Company entered into the Third Amendment to the Second Amended and Restated Credit Agreement among the Company, certain of its subsidiaries as borrowers (together with the Company, the "Borrowers"), certain of its subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended the Company's existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. The Company has the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million, and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain subsidiaries of the Company (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting the ability of the Company and certain of its subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2025, the Company was in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

During the year ended December 31, 2025, the Company had payments of principal totaling $82.4 million and borrowings of principal totaling $127.4 million under the Revolving Credit Agreement. As of December 31, 2025, there was $45.0 million outstanding.

During the year ended December 31, 2024, the Company had payments of principal totaling $0.9 million and borrowings of principal totaling $0.9 million under the Revolving Credit Agreement. As of December 31, 2024, there were no amounts outstanding.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2025, 2024, and 2023, was approximately $2.3 million, $0.8 million, and $0.9 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on the Company's Consolidated Statements of Operations.

12. FINANCIAL DERIVATIVE INSTRUMENTS

Commodity Pricing Risk

The Company was party to commodity swap contracts for specific commodities with notional amounts of approximately $21.5 million as of December 31, 2025 and $15.0 million as of December 31, 2024. The Company uses commodity swap contracts to mitigate the risks associated with fluctuations in commodity prices impacting its cash flows related to inventory purchases from suppliers. The Company does not hedge all commodity price risk.

At inception, the Company designated the commodity swap contracts as cash flow hedges. The contracts mature at specified monthly settlement dates and will be recognized into earnings through November 2026. The effective portion of the hedging transaction is recognized in Accumulated Other Comprehensive Income (Loss) ("AOCI") and transferred to earnings when the forecasted hedged transaction takes place or when the forecasted hedged transaction is no longer probable to occur.

Financial Statement Presentation

As of December 31, 2025 and 2024, the fair value carrying amount of the Company's derivative instruments were recorded as follows (in thousands):

		Asset / (Liability) Derivatives	
	Balance Sheet Caption	December 31, 2025	December 31, 2024
Derivatives designated as hedging instruments			
Commodity swap contracts	Prepaid expenses and other	$ 1,422	$ 163
Commodity swap contracts	Accounts payable and Other accrued liabilities	(26)	(299)
Total derivatives designated as hedging instruments		$ 1,396	$ (136)

The following table summarizes the gain or loss recognized in AOCI as of December 31, 2025 and 2024 and the amounts reclassified from AOCI into earnings for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion, net of tax)		Location of Gain (Loss) Reclassified from AOCI into Earnings (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Earnings		
				Year Ended December 31,		
	December 31, 2025	December 31, 2024		2025	2024	2023
Derivatives instruments						
Commodity swap contracts	$ 839	$ (230)	Cost of sales	$ 2,859	$ (950)	$ (3,359)

Within the next 12 months, the Company expects to reclassify approximately $1.1 million of pretax deferred gains related to the commodity swap contracts from AOCI to cost of sales as inventory purchases are settled.

13. LEASES

Lessee Activities

The Company records a right-of-use ("ROU") asset and lease liability for substantially all leases for which it is a lessee, in accordance with ASC 842. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for leases on a straight-line basis over the lease term. At inception of a contract, the Company considers all relevant facts and circumstances to assess whether or not the contract represents a lease by determining whether or not the contract conveys the right to control the use of an identified asset, either explicit or implicit, for a period of time in exchange for consideration.

The Company leases certain industrial spaces, office space, land, and equipment. Some leases include one or more options to renew, with renewal terms that can extend the lease term from generally one to 5 years. The exercise of lease renewal options is at the Company's sole discretion, and are included in the lease term only to the extent such renewal options are reasonably certain of being exercised upon lease commencement. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. Leased assets obtained in exchange for new operating lease liabilities during the year ended December 31, 2025 and December 31, 2024 were approximately $12.1 million and $13.2 million, respectively. As of December 31, 2025, obligations related to leases that the Company has executed but have not yet commenced were insignificant.

Leased assets and liabilities included within the Consolidated Balance Sheets consist of the following (in thousands):

	Classification	December 31, 2025	December 31, 2024
Right-of-Use Assets			
Operating	Other assets	$ 35,412	$ 36,423
Total leased ROU assets		$ 35,412	$ 36,423
Liabilities			
Current			
Operating	Other accrued liabilities	$ 13,319	$ 11,782
Noncurrent			
Operating	Other non-current liabilities	23,184	24,641
Total lease liabilities		$ 36,503	$ 36,423

Lease costs included in the Consolidated Statements of Operations consist of the following (in thousands):

	Classification	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
Operating lease cost	Cost of sales, selling expenses, and general and administrative expense	$ 15,222	$ 12,096
Net lease cost		$ 15,222	$ 12,096

Maturity of the Company's lease liabilities for leases that have commenced is as follows (in thousands):

	Operating Leases	Total
2026	$ 15,035	$ 15,035
2027	10,298	10,298
2028	6,447	6,447
2029	4,896	4,896
2030	3,279	3,279
Thereafter	602	602
Total lease payments	$ 40,557	$ 40,557
Less: interest	4,054	
Present value of lease payments	$ 36,503	

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Remaining lease term and discount rates are as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (years)		
Operating leases	3.4	3.5
Weighted average discount rate		
Operating leases	5.89 %	5.38 %

Annual Report

71

Lease costs included in the Consolidated Statements of Cash Flows are as follows (in thousands):

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 15,222	$ 12,130

Lessor and Sublessor Activities

The Company leases dry van trailers to customers under full-service lease agreements and operating lease agreements. At the inception of a contract, in accordance with the applicable accounting guidance (ASC 842, *Leases*) the Company considers whether the arrangement contains a lease and, as applicable, performs the required lease classification tests. The Company, as a lessor, has no material sales-type or direct financing lease arrangements as of December 31, 2025.

The Company's full-service lease agreements are an integrated service that include lease component amounts related to the use of the trailer, as well as non-lease components for preventative maintenance, certain repairs as defined in the related agreement, and ad valorem taxes. In accordance with the applicable accounting guidance (ASC 842, *Leases*), the Company has elected to combine lease and non-lease components when reporting revenue for the full-service underlying class of leased assets.

Initial lease terms are generally three to five years. Certain of the Company's leases provide customers with renewal options that provide the ability to extend the lease term for a period of generally one to five years. In addition, some leases include options for the customer to purchase the trailers at fair market value, as determined by the Company at or near the end of the lease. The Company's lease agreements generally do not have residual value guarantees nor permit customers to terminate the lease agreements prior to natural expiration. As stipulated in the lease agreements, the Company may receive reimbursements from customers for certain damage or required repairs to the trailers. We expect to derive an immaterial amount from the underlying assets following the end of the respective lease terms.

During the year ended December 31, 2022, the Company entered into sale-leaseback-sublease transactions. Such contracts were entered into in contemplation of each other and are thus recorded on a net basis. The net revenue from these contracts was insignificant for all periods presented but such revenue is included in the tables below.

Certain of the Company's leases and subleases are with a related party—such transactions were at market value and entered into at arm's length.

Lease income is included in *Net sales* on the Company's Consolidated Statements of Operations and is recorded in the P&S operating segment. For the twelve months ended December 31, 2025 and 2024, the Company's lease income consisted of the following components (in thousands):

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024
Operating lease income		
Fixed lease income	$ 8,984	$ 2,335
Variable lease income	—	—
Total lease income[1]	$ 8,984	$ 2,335

---

[1] As noted above, net revenue related to subleases was insignificant for all periods presented but such revenue is included in the tables above.

The following table shows the Company's future contractual receipts from noncancelable operating leases for the years ended December 31 as of December 31, 2025 (in thousands):

	Operating Leases[1]
2026	$ 2,061
2027	1,949
2028	1,157
2029	—
2030	—
Thereafter	—
Total contractual receipts	$ 5,167

_____

[1] The future contractual receipts due under the Company's full-service operating leases include amounts related to preventative maintenance, certain repairs as defined in the related agreements, and ad valorem taxes. Net revenue related to the Company's subleases are also included in the table above.

The leased trailers are recorded on the Company's Consolidated Balance Sheets within *Other assets* at cost, net of accumulated depreciation. Depreciation is recorded using the straightline method over the estimated useful lives of the trailers, which is generally 12 years. Revenue generating assets, net consists of the following (in thousands):

	December 31, 2025	December 31, 2024
Revenue generating assets	$ 55,890	$ 7,457
Less: accumulated depreciation	(3,694)	(746)
Revenue generating assets, net	$ 52,196	$ 6,711

14. FAIR VALUE MEASUREMENTS

The Company's fair value measurements are based upon a three-level valuation hierarchy. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 — Valuation is based on quoted prices for identical assets or liabilities in active markets;

- Level 2 — Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument; and

- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Recurring Fair Value Measurements

The Company maintains a non-qualified deferred compensation plan which is offered to senior management and other key employees. The amount owed to participants is an unfunded and unsecured general obligation of the Company. Participants are offered various investment options with which to invest the amount owed to them, and the plan administrator maintains a record of the liability owed to participants by investment. To minimize the impact of the change in market value of this liability, the Company has elected to purchase a separate portfolio of investments through the plan administrator similar to those chosen by the participant.

These investments purchased by the Company include mutual funds, which are classified as Level 1. An additional pool of investments is made by a wholly owned captive insurance subsidiary. These investments are also comprised of mutual funds and classified as Level 1.

The fair value of the Company's derivatives is estimated with a market approach using third-party pricing services, which have been corroborated with data from active markets or broker quotes.

Fair value measurements and the fair value hierarchy level for the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 are shown below (in thousands):

	Frequency	Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025					
Commodity swap contracts	Recurring	$ 1,396	$ —	$ 1,396	$ —
Mutual funds	Recurring	$ 13,435	$ 13,435	$ —	$ —
December 31, 2024					
Commodity swap contracts	Recurring	$ (136)	$ —	$ (136)	$ —
Mutual funds	Recurring	$ 14,447	$ 14,447	$ —	$ —
Life-insurance contracts	Recurring	$ 22,358	$ —	$ 22,358	$ —

Estimated Fair Value of Debt

The estimated fair value of debt at December 31, 2025 consists of the Senior Notes (see Note 11). The interest rates on the Company's borrowings under the Revolving Credit Agreement are adjusted regularly to reflect current market rates and thus carrying value approximates fair value for any borrowings. The fair value of the Senior Notes as of December 31, 2025 and 2024 are based upon third party pricing sources, which generally do not represent daily market activity or represent data obtained from an exchange, and are classified as Level 2.

The Company's carrying and estimated fair value of debt at December 31, 2025 and December 31, 2024 were as follows (in thousands):

	December 31, 2025				December 31, 2024			
		Fair Value				Fair Value		
	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Instrument								
Senior Notes	$ 397,852	$ —	$370,003	$ —	$ 397,142	$ —	$363,385	$ —
Revolving Credit Agreement	45,000	—	45,000	—	—	—	—	—
	$ 442,852	$ —	$415,003	$ —	$ 397,142	$ —	$363,385	$ —

The fair value of debt is based on current public market prices for disclosure purposes only. Unrealized gains or losses are not recognized in the financial statements as long-term debt is presented at carrying value, net of any unamortized premium or discount and unamortized deferred financing costs in the consolidated financial statements.

15. COMMITMENTS AND CONTINGENCIES

a. Litigation

As of December 31, 2025, the Company was named as a defendant or was otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of its business activities, in various jurisdictions, both in the United States and internationally. Accruals for losses have been recorded in accordance with GAAP. Based on the information currently available, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to the Company except as otherwise described below. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Legal Matter Estimated Liability

The Company has been named as a defendant in California state court in a purported class action lawsuit, alleging wage and hour claims under California-specific employment laws ("Pending Class Action"). During the fourth quarter of 2025, in accordance with ASC 450, the Company concluded a liability related to the Matters was probable and estimable. As such, an estimated liability of $0.7 million was included in *General & administrative expenses* in the Consolidated Statements of Operations for the year ended December 31, 2025. During the fourth quarter of 2025, the Company reached an agreement to resolve the Pending Class Action via settlement for an amount materially consistent with the estimated liability. The court continues to evaluate the settlement agreement, so the matter remains open until the agreement is approved by the court and satisfied.

Product Liability Claims

The Company is and has been, and may in the future be, subject to product liability claims and litigation incidental to the Company's normal operating activities. On October 9, 2025, the Company finalized a settlement (the "Settlement") with the plaintiffs in a lawsuit, Eileen Williams, Elizabeth Perkins, et al. v. Wabash National Corporation, et al., filed in the Circuit Court of the City of St. Louis, Missouri (the "Product Liability Matter"), in which the Company was named as co-defendant. The Product Liability Matter related to a vehicle accident that resulted in two fatalities following a rear-end collision by a passenger vehicle with an unobstructed view which struck the back of a nearly stopped tractor-trailer owned and operated by co-defendant GDS Express Inc.

The Settlement was covered by insurance, other than a $30 million contribution made by the Company. In 2025, the Company, after taking into account the insurance coverage, recognized an $418.6 million gain as a reduction to the $450 million charge taken in 2024, as previously reported within General and Administrative expenses in the Company's Consolidated Statements of Operation. In addition, the Company paid a total of $4.6 million for bond and contingent penalty interest expenses in 2025

As previously disclosed in the Company's filings with the SEC, on September 5, 2024, a jury awarded compensatory damages of $12.0 million and punitive damages of $450 million against the Company in the Product Liability Matter. On November 22, 2024, applying an offset related to the plaintiff's settlement with a separate defendant, the Circuit Court entered judgment in the Product Liability Matter consisting of compensatory damages of $11.5 million and punitive damages of $450 million. On March 20, 2025, the Circuit Court determined that the punitive damage award in the Product Liability Matter did not comport with the Company's constitutional rights. Accordingly, the Circuit Court ordered the punitive damages award reduced to $108 million with the compensatory damages award remaining at $11.5 million (collectively, the "Adjusted Award").

The evidence in the Product Liability Matter was undisputed that the trailer fully complied with all applicable regulations. Despite precedent to the contrary, the jury was prevented from hearing critical evidence in the case, including that the driver's blood alcohol level was over the legal limit at the time of the accident and the fact that neither the driver nor the passenger was wearing a seatbelt.

The Settlement does not constitute an admission of liability or wrongdoing by the Company. The Product Liability Matter is now closed.

Environmental Disputes

In August 2014, the Company received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that the Company was a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering the Company the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. The Company has accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to the Company's financial condition and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by the Company thereunder is not expected to have a material adverse effect on the Company's financial condition or results of operations.

On November 13, 2019, the Company received a notice that it was considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). The Company has never owned or operated the Site, but the Site is near certain of the Company's owned properties. In 2020, the Company agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. The Company submitted its initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by the Company's consultant confirmed that the Company's properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, the Company submitted to IDEM a supplemental written report, which again stated that the Company is not a responsible party and the Company's properties are not a source of any contamination. In June 2022, the Company and other PRPs finalized Work Plan Addendum No. 3, which provided for additional groundwater sampling on another PRP property. The Company completed all additional sampling and submitted supplemental reports to IDEM as of the first quarter of 2024. All available information and reports establish there is no source of any contamination on the Company's owned properties. As of December 31, 2025, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

On December 1, 2025, the Company received a notice that it was considered one of several PRP's by the Environmental Protection Agency ("EPA") under CERCLA pertaining to the Motorola, Inc. 52nd Street Superfund Site in Maricopa, Arizona. The Superfund Site is divided into three operable units ("OUs"). The EPA's allegation that the Company was a PRP arises out of the Company's acquisition of a former branch facility located approximately five miles from the original Superfund Site. The Company acquired this facility in 1997, operated the facility until 2000, and sold the facility to a third party in 2002. In June 2010, the Company was contacted by the Roosevelt Irrigation District ("RID") informing it that the Arizona Department of Environmental Quality ("ADEQ") had approved a remediation plan in excess of $100 million for the RID portion of the Superfund Site, and demanded that the Company contribute to the cost of the plan or be named as a defendant in a CERCLA action to be filed in July 2010. The Company initiated settlement discussions with the RID and the ADEQ in July 2010 to provide a full release from the RID, and a covenant not-to-sue and contribution protection regarding the former branch property from the ADEQ, in exchange for payment from the Company. In May 2016, the Company, the ADEQ and the RID executed the originally proposed settlement agreements and, following a statutorily required 30-day public comment period, the settlement agreements were finalized and the Company paid $0.2 million, which had been accrued by the Company since 2010. ADEQ is the lead agency for OU1 and OU2 of the Superfund Site, while EPA is the lead agency for OU3. In October 2025, EPA finalized a Record of Decision for a final remedy for OU3, in which it approved a remediation plan for targeted in-situ injection and monitored attenuation, with an estimated cost of $12.9 million as to all relevant parties. As of December 31, 2025, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

b. *Environmental Litigation Commitments and Contingencies*

The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2025, the Company had reserved an insignificant amount for estimated remediation costs for activities at existing and former properties which are recorded within *Other accrued liabilities* on the Consolidated Balance Sheets.

c. *Letters of Credit*

As of December 31, 2025, the Company had standby letters of credit totaling $5.6 million issued in connection with workers compensation claims and surety bonds.

d. *Purchase Commitments*

The Company had $21.5 million in purchase commitments at December 2025 for various raw material commodities, including aluminum, steel, nickel, and polyethylene, as well as other raw material components which are within normal production requirements.

e. Chassis Converter Pool Agreements

The Company obtains vehicle chassis for its specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at the Company's facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although the Company is party to related finance agreements with manufacturers, the Company has not historically settled, nor expects to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2025, the Company's outstanding chassis converter pool with the manufacturer totaled $59.6 million and has included this financing agreement on the Company's Consolidated Balance Sheets within *Other accrued liabilities*. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

16. NET INCOME (LOSS) PER SHARE OF COMMON STOCK

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined based on the weighted average number of common shares outstanding during the period combined with the incremental average common shares that would have been outstanding assuming the conversion of all potentially dilutive common shares into common shares as of the earliest date possible. The calculation of basic and diluted net income (loss) attributable to common stockholders per share is determined using net income (loss) applicable to common stockholders as the numerator and the number of shares included in the denominator as shown below (in thousands, except per share amounts). Due to the net loss applicable to common stockholders, 235 and 548 shares, respectively of potentially dilutive securities are not included in diluted weighted average common shares outstanding for the year ended December 31, 2025 and December 31, 2024, because to do so would be antidilutive for this period.

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic net income (loss) attributable to common stockholders per share:			
Net income (loss) attributable to common stockholders	$ 211,451	$ (284,071)	$ 231,252
Weighted average common shares outstanding	41,511	44,359	47,011
Basic net income (loss) attributable to common stockholders per share	$ 5.09	$ (6.40)	$ 4.92
Diluted net income (loss)attributable to common stockholders per share:			
Net income (loss) attributable to common stockholders	$ 211,451	$ (284,071)	$ 231,252
Weighted average common shares outstanding	41,511	44,359	47,011
Dilutive stock options and restricted stock	235	—	1,019
Diluted weighted average common shares outstanding	41,746	44,359	48,030
Diluted net income (loss) attributable to common stockholders per share	$ 5.07	$ (6.40)	$ 4.81

For the years ended December 31, 2025, 2024, and 2023, there were no options excluded from average diluted shares outstanding as the average market price of the common shares was greater than the exercise price.

17. STOCK-BASED COMPENSATION

On May 14, 2025, the shareholders of the Company approved the 2025 Omnibus Incentive Plan (the "2025 Incentive Plan") which authorizes 2,190,570 shares for issuance under the plan. Awards granted under the 2025 Incentive Plan may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other share-based awards, and cash awards to directors, officers, and other eligible employees of the Company.

Annual Report

The Company recognizes all share-based awards to eligible employees based upon their grant date fair value. The Company's policy is to recognize expense for awards that have service conditions only subject to graded vesting using the straight-line attribution method. In addition, the Company's policy is to estimate expected forfeitures on share-based awards. Total stock-based compensation expense was $11.5 million, $11.3 million, and $11.8 million in the years ended December 31, 2025, 2024 and 2023, respectively, and is included in *Cost of sales*, *General and administrative expenses*, and *Selling expenses* within the Consolidated Statements of Operations. The amount of compensation cost related to non-vested restricted stock not yet recognized was approximately $10.9 million at December 31, 2025, for which the weighted average remaining life was approximately 1.9 years. There were no non-vested stock options at December 31, 2025.

Restricted Stock

Restricted stock awards vest over a period of one to three years and may be based on the achievement of specific financial performance metrics and market conditions. Awards based strictly on time-based vesting and those awards with performance metrics are valued at the market price on the date of grant. The fair values of the awards that contain market conditions are estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based upon historical volatility, risk-free rates of return, and correlation matrix. Restricted stock awards are generally forfeitable in the event of terminated employment prior to vesting.

A summary of all restricted stock activity during 2025 is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2024	1,176,312	$	25.60
Granted	1,186,372		11.77
Vested	(593,506)		19.85
Forfeited	(101,817)		24.68
Restricted Stock Outstanding at December 31, 2025	1,667,361	$	17.57

During 2025, 2024, and 2023, the Company granted 1,186,372, 650,221, and 630,445 shares of restricted stock, respectively, with aggregate fair values on the date of grant of approximately $14.0 million, $17.0 million, and $16.1 million, respectively. The total fair value of restricted stock that vested during 2025, 2024, and 2023 was approximately $7.1 million, $16.5 million, and $25.1 million, respectively.

Stock Options

Stock options are awarded with an exercise price equal to the market price of the underlying stock on the date of grant, become fully exercisable three years after the date of grant, and expire ten years after the date of grant. No stock options have been granted by the Company since February 2015.

A summary of all stock option activity during 2025 is as follows:

	Number of Options		Weighted Average Exercise Price		Weighted Average Remaining Contractual Life		Aggregate Intrinsic Value ($ in millions)
Options Outstanding at December 31, 2024	2,083	$	14.16		1.1	$	—
Exercised	(750)	$	14.78			$	—
Forfeited	(1,333)	$	14.16			$	—
Options Outstanding at December 31, 2025	—	$	—		—	$	—
Options Exercisable at December 31, 2025	—	$	—		—	$	—

The total intrinsic value of stock options exercised during 2025, 2024, and 2023 was approximately less than $0.1 million, less than $0.1 million, and $0.2 million, respectively.

18. STOCKHOLDERS' EQUITY

Share Repurchase Program

On February 15, 2024, the Company announced that the Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $150 million repurchase program approved in August 2021 and the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in February 2027. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by the Company. As of December 31, 2025, $93.2 million remained available under the program.

Common and Preferred Stock

The Board of Directors has the authority to issue common and unclassed preferred stock of up to 200 million shares and 25 million shares, respectively, with par value of $0.01 per share, as well as to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

Accumulated Other Comprehensive Income (Loss) ("AOCI")

Changes in AOCI by component, net of tax, for the years ended December 31, 2025, 2024, and 2023 are summarized as follows (in thousands):

	Foreign Currency Translation	Derivative Instruments	Total
Balances at December 31, 2022	$ (1,791)	$ 909	$ (882)
Net unrealized gains (losses) arising during the period[a]	975	(3,063)	(2,088)
Less: Net realized gains (losses) reclassified to net loss[b]	—	(2,542)	(2,542)
Net change during the period	975	(521)	454
Balances at December 31, 2023	(816)	388	(428)
Net unrealized gains (losses) arising during the period[c]	(2,183)	(1,328)	(3,511)
Less: Net realized gains (losses) reclassified to net income[d]	—	(710)	(710)
Net change during the period	(2,183)	(618)	(2,801)
Balances at December 31, 2024	(2,999)	(230)	(3,229)
Net unrealized gains (losses) arising during the period[e]	1,762	3,218	4,980
Less: Net realized gains (losses) reclassified to net income[f]	—	2,149	2,149
Net change during the period	1,762	1,069	2,831
Balances at December 31, 2025	$ (1,237)	$ 839	$ (398)

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[a] Derivative instruments net of $1.0 million of tax benefit for the year ended December 31, 2023.
[b] Derivative instruments net of $0.8 million of tax benefit for the year ended December 31, 2023.
[c] Derivative instruments net of $0.4 million of tax benefit for the year ended December 31, 2024.
[d] Derivative instruments net of $0.2 million of tax benefit for the year ended December 31, 2024.
[e] Derivative instruments net of $1.1 million of tax liability for the year ended December 31, 2025.
[f] Derivative instruments net of $0.7 million of tax liability for the year ended December 31, 2025.

19. EMPLOYEE SAVINGS PLANS

Substantially all of the Company's employees are eligible to participate in a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Company also provides a non-qualified defined contribution plan for senior management and certain key employees. Both plans provide for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. The Company's matching contribution and related expense for these plans was approximately $9.2 million, $8.1 million, and $10.1 million for 2025, 2024, and 2023, respectively.

20. INCOME TAXES

Income (Loss) Before Income Taxes

The consolidated income (loss) before income taxes for 2025, 2024, and 2023 consists of the following (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
Domestic	$	283,533	$	(380,944)	$	291,816
Foreign		(370)		4,346		2,869
Total income (loss) before income taxes	$	283,163	$	(376,598)	$	294,685

Income Tax Expense (Benefit)

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBA") was enacted in the United States, which extended and modified certain provisions of the 2017 Tax Cuts and Jobs Act (the "TCJA"). The OBBA makes permanent keys elements of the TCJA, including 100 percent bonus depreciation and domestic research cost expensing. The Company continues to evaluate the impact of the OBBA's provisions that take effect in future years.

The consolidated income tax expense (benefit) for 2025, 2024, and 2023 consists of the following components (in thousands):

		Years Ended December 31,				
		2025		**2024**		**2023**
Current						
Federal	$	(15,275)	$	13,449	$	65,797
State		418		4,112		9,322
Foreign		555		599		1,170
		(14,302)		18,160		76,289
Deferred						
Federal		73,063		(90,460)		(14,889)
State		12,763		(21,223)		1,430
		85,826		(111,683)		(13,459)
Total consolidated expense (benefit)	$	71,524	$	(93,523)	$	62,830

The following table provides a reconciliation of differences from the U.S. Federal statutory rates as follows (in thousands):

		Years Ended December 31,							
		2025			**2024**			**2023**	
US federal statutory tax	$	59,464	21.0 %	$	(79,086)	21.0 %	$	61,884	21.0 %
State and local income taxes (net of federal benefit)[1]		10,574	3.7 %		(13,880)	3.7 %		9,398	3.2 %
Foreign tax effects		556	0.2 %		600	(0.2)%		568	0.2 %
Tax credits		—	0.0 %		(228)	0.1 %		(9,572)	(3.2)%
Nontaxable or nondeductible items		930	0.4 %		(929)	0.2 %		552	0.2 %
Total income tax expense (benefit)	$	71,524	25.3 %	$	(93,523)	24.8 %	$	62,830	21.4 %

[1]State taxes in Indiana made up the majority (greater than 50 percent) of the tax effect in this category.

Deferred Taxes

The Company's deferred income taxes are primarily due to temporary differences between financial and income tax reporting for a legal reserve, incentive compensation, depreciation of property, plant and equipment, amortization of intangibles, and other accrued liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Companies are required to assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, both positive and negative, using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified.

The Company assesses, on a quarterly basis, the realizability of its deferred tax assets by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the nature of recent losses, if applicable, (3) estimates of future taxable income, (4) the length of net operating loss carryforwards ("NOLs") and (5) the uncertainty associated with a possible change in ownership, which imposes an annual limitation on the use of these carryforwards.

As of December 31, 2025 and 2024, the Company retained a valuation allowance of $0.5 million and $0.7 million, respectively, against deferred tax assets related to various state and local NOLs that are subject to restrictive rules for future utilization.

As of December 31, 2025 and 2024, the Company had U.S. federal tax NOLs of approximately $220.5 million and none, respectively, which have no expiration. The Company has various multi-state income tax NOLs aggregating, approximately $208.5 million which will expire between 2026 and 2045, if unused.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets		
Loss carryforwards and tax credits	$ 56,303	$ 1,792
Accrued liabilities	6,243	117,569
Incentive compensation	10,068	9,360
Operating lease assets	9,358	8,990
Research expenditure amortization	13,407	21,523
Other	8,830	2,918
	104,209	162,152
Deferred tax liabilities		
Property, plant and equipment	(44,883)	(21,837)
Intangibles	(37,961)	(34,493)
Operating lease liabilities	(9,087)	(8,990)
Other	(2,933)	(1,495)
	(94,864)	(66,815)
Net deferred tax asset before valuation allowances and reserves	9,345	95,337
Valuation allowances	(298)	(464)
Net deferred tax asset	$ 9,047	$ 94,873

Tax Reserves

The Company's policy with respect to interest and penalties associated with reserves or allowances for uncertain tax positions is to classify such interest and penalties in *Income tax expense (benefit)* on the Consolidated Statements of Operations. As of December 31, 2025 and 2024, the total amount of unrecognized income tax benefits, which are included in either *Other noncurrent liabilities* or *Deferred income taxes* in the Company's Consolidated Balance Sheets, was approximately $1.5 million and $1.5 million, respectively, including interest and penalties, all of which, if recognized, would impact the effective income tax rate of the Company. We maintained our uncertain tax positions for the current period and we increased our prior period uncertain positions by $0.1 million. As of December 31, 2025 and 2024, the Company had recorded a total of $0.6 million and $0.5 million, respectively, of accrued interest and penalties related to uncertain tax positions. The Company expects no significant changes to the facts and circumstances underlying its reserves and allowances for uncertain income tax positions as reasonably possible during the next 12 months. As of December 31, 2025, the Company is subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2022 through 2024. The Company is also subject to unexpired statutes of limitation for Indiana state income taxes for the years 2022 through 2024.

Income Taxes Paid (Received)

The following table provides a reconciliation of income taxes paid (received) (in thousands):

	December 31,
	2025
Federal	$ —
State and local	
FL	(175)
IN	(760)
MN	(166)
MO	(222)
NJ	(93)
PA	(326)
TX	229
All other state and local	11
Foreign	
MX	168
	$ (1,334)

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $29.8 million and $82.6 million, respectively.

21. SEGMENTS

Segment Reporting

The Company's Chief Operating Decision Maker ("CODM") is comprised of the Chief Executive Officer and the Board of Directors. Based on how the CODM manages the business, allocates resources, makes operating decisions, and evaluates operating performance, the Company manages its business in two operating and reportable segments: Transportation Solutions and Parts & Services.

Additional information related to the composition of each segment is included below.

- Transportation Solutions ("TS"): The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and the Company's wood flooring production facility. Additionally, the TS segment includes tank trailers and truck-mounted tanks. Finally, truck-mounted dry and refrigerated bodies, as well as service and stake bodies, are also in the TS segment.

- Parts & Services ("P&S"): The P&S segment comprises the Company's Parts and Services business, as well as the Upfitting Solutions and Services business (a component of our Truck Bodies business). Additionally, the Company's Composites business, which focuses on the use of DuraPlate® composite panels beyond the semi-trailer market, is also part of the P&S segment. This segment also includes the Wabash Parts LLC entity, which we created with our partner as further described in Note 7. Our Linq Venture Holdings LLC and Trailers as a Service (TaaS)[SM] initiatives, which combine our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network to provide a valuable suite of services to our customers, are included in the P&S segment as well. Finally, the P&S segment includes the Company's Engineered Products business, which manufactures stainless-steel storage tanks and silos, mixers and processors for a variety of end markets. Growing and expanding our Parts and Services offerings continues to be a key strategic initiative for the Company.

The accounting policies of the TS and P&S segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income (loss) from operations. The CODM evaluates performance by considering comparative period and forecast-to-actual variances for these measures. The Company has not allocated certain corporate related administrative costs, interest, and income taxes included in the corporate and eliminations segment to the Company's other reportable segments. The Company accounts for intersegment sales and transfers at cost. Segment assets are not presented as it is not a measure reviewed by the CODM in allocating resources and assessing performance.

Reportable segment information is as follows (in thousands):

		Transportation Solutions		Parts & Services		Corporate and Eliminations		Consolidated
2025								
Net sales								
External customers	$	1,306,732	$	236,022	$	—	$	1,542,754
Intersegment sales		37,645		1,098		(38,743)		—
Total net sales		1,344,377		237,120		(38,743)		1,542,754
Cost of sales		1,318,663		192,923		(38,743)		1,472,843
Gross profit		25,714		44,197		—		69,911
Other operating expenses [1]		83,959		16,483		(338,036)		(237,594)
(Loss) income from operations	$	(58,245)	$	27,714	$	338,036	$	307,505
Depreciation and amortization	$	48,652	$	5,496	$	4,587	$	58,735
2024								
Net sales								
External customers	$	1,747,039	$	199,701	$	—	$	1,946,740
Intersegment sales		8,094		5,361		(13,455)		—
Total net sales		1,755,133		205,062		(13,455)		1,946,740
Cost of sales		1,537,515		157,608		(13,455)		1,681,668
Gross profit		217,618		47,454		—		265,072
Other operating expenses [1]		69,341		12,037		539,798		621,176
Income (loss) from operations	$	148,277	$	35,417	$	(539,798)	$	(356,104)
Depreciation and amortization	$	49,987	$	2,681	$	4,317	$	56,985
2023								
Net sales								
External customers	$	2,320,274	$	216,226	$	—	$	2,536,500
Intersegment sales		18,330		4,647		(22,977)		—
Total net sales		2,338,604		220,873		(22,977)		2,536,500
Cost of sales		1,898,740		162,550		(22,977)		2,038,313
Gross profit		439,864		58,323		—		498,187
Other operating expenses [1]		72,936		13,674		99,628		186,238
Income (loss) from operations	$	366,928	$	44,649	$	(99,628)	$	311,949
Depreciation and amortization	$	40,443	$	2,201	$	2,676	$	45,320

---

[1] *Other operating expenses* include General and administrative expenses, Selling expenses, Amortization of intangible assets and Impairment and other, net.

Customer Concentration

The Company is subject to a concentration of risk as the five largest customers together accounted for approximately 35%, 42%, and 32% of the Company's aggregate net sales in 2025, 2024, and 2023, respectively. No individual customer accounted for more than 10% of our aggregate net sales in 2025. Our largest customer, included as part of the Transportation Solutions segment, accounted for 15% and 12% of our aggregate net sales in 2024 and 2023. International sales accounted for less than 10% in each of the last three years.

Product Information

The Company offers products primarily in four general categories: (1) new trailers, (2) used trailers, (3) components, parts and services, and (4) equipment and other (which includes new truck body sales). The following table sets forth the major product categories and their percentage of consolidated net sales (dollars in thousands):

Year ended December 31, 2025	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 1,045,677	$ —	$ (37,403)	$ 1,008,274	65.3%
Used trailers	—	4,570	—	4,570	0.3%
Components, parts and services	—	127,341	—	127,341	8.3%
Equipment and other	298,700	105,209	(1,340)	402,569	26.1%
Total net external sales	$ 1,344,377	$ 237,120	$ (38,743)	$ 1,542,754	100.0%

Year ended December 31, 2024	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 1,335,902	$ —	$ (3,978)	$ 1,331,924	68.4%
Used trailers	71	4,012	(71)	4,012	0.2%
Components, parts and services	—	128,565	—	128,565	6.6%
Equipment and other	419,160	72,485	(9,406)	482,239	24.8%
Total net external sales	$ 1,755,133	$ 205,062	$ (13,455)	$ 1,946,740	100.0%

Year ended December 31, 2023	Transportation Solutions	Parts & Services	Eliminations	Consolidated	
New trailers	$ 1,924,700	$ —	$ (5,901)	$ 1,918,799	75.7%
Used trailers	—	4,978	—	4,978	0.2%
Components, parts and services	—	148,256	—	148,256	5.8%
Equipment and other	413,904	67,639	(17,076)	464,467	18.3%
Total net external sales	$ 2,338,604	$ 220,873	$ (22,977)	$ 2,536,500	100.0%

22. IMPAIRMENT, DIVESTITURES, AND SALES OF PROPERTY, PLANT, AND EQUIPMENT

On January 5, 2026, the Company announced and initiated a plan to idle its facilities in Little Falls, Minnesota and in Goshen, Indiana. The Company reviewed the asset group for impairment and as a result, machinery and equipment assets at the Little Falls, Minnesota facility previously valued at $17.2 million were determined to have a fair value of $3.8 million, resulting in a $13.4 million impairment charge recognized in the fourth quarter of 2025. Little Falls, Minnesota production is a part of the Transportation Solutions segment. The review of the Goshen, Indiana asset group, which is also a part of the Transportation Solutions segment, did not result in an impairment.

In 2024, the Company sold property, plant, and equipment with proceeds totaling approximately $4.4 million, recognizing a gain on the sale of approximately $0.5 million. In 2024, the Company also impaired approximately $1.0 million due to a construction-in-progress project that was no longer expected to be completed.

The impairments and gains on sale of assets are included in *Impairment and other, net* in the Consolidated Statements of Operations.

23. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2025, 2024, and 2023 (dollars in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2025				
Net sales	$ 380,890	$ 458,816	$ 381,595	$ 321,453
Gross profit (loss)	$ 19,003	$ 41,400	$ 15,708	$ (6,200)
Net income (loss) attributable to common stockholders	$ 230,941	$ (9,589)	$ 39,977	$ (49,878)
Basic net income (loss) attributable to common stockholders per share[1]	$ 5.41	$ (0.23)	$ 0.98	$ (1.23)
Diluted net income (loss) attributable to common stockholders per share[1]	$ 5.36	$ (0.23)	$ 0.97	$ (1.23)
2024				
Net sales	$ 515,276	$ 550,610	$ 464,040	$ 416,814
Gross profit	$ 76,446	$ 89,658	$ 56,009	$ 42,959
Net income (loss) attributable to common stockholders	$ 18,167	$ 28,958	$ (330,166)	$ (1,030)
Basic net income (loss) attributable to common stockholders per share[1]	$ 0.40	$ 0.65	$ (7.53)	$ (0.02)
Diluted net income (loss) attributable to common stockholders per share[1]	$ 0.39	$ 0.64	$ (7.53)	$ (0.02)
2023				
Net sales	$ 620,952	$ 686,620	$ 632,828	$ 596,100
Gross profit	$ 116,027	$ 151,027	$ 122,910	$ 108,223
Net income attributable to common stockholders	$ 51,213	$ 74,328	$ 55,329	$ 50,382
Basic net income attributable to common stockholders per share[1]	$ 1.07	$ 1.57	$ 1.18	$ 1.10
Diluted net income attributable to common stockholders per share[1]	$ 1.04	$ 1.54	$ 1.16	$ 1.07

_____

[1] Basic and diluted net income (loss) attributable to common stockholders per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) attributable to common stockholders per share may differ from annual net income (loss) attributable to common stockholders per share due to rounding.

24. SUBSEQUENT EVENTS

On January 1, 2026, the Company completed its acquisition of 51% of the interest in Linq Venture Holdings LLC ("Linq"), increasing its interest from 49% to 100%, and providing the Company control over Linq Venture Holdings LLC. On, and as of, January 1, 2026, Linq became, and is, a wholly-owned subsidiary of the Company and Linq will have its financial position and results consolidated with those of the Company. Purchase accounting for this business combination was incomplete at the time of filing as asset appraisals could not be completed before the filing date. The Company previously accounted for its 49% interest in Linq Venture Holdings LLC as an equity method investment.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance to our management and board of directors that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation conducted under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, including those procedures described below, we, including our Chief Executive Officer and our Chief Financial Officer, determined that those controls and procedures were effective.

Changes in Internal Controls

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of fiscal year 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The management of Wabash National Corporation ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on this assessment, management has concluded that internal control over financial reporting is effective as of December 31, 2025.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2025, and its report on internal controls over financial reporting as of December 31, 2025, appears on the following page.

Brent L. Yeagy	President and Chief Executive Officer
Patrick Keslin	Senior Vice President and Chief Financial Officer

February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Wabash National Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wabash National Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 18, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 18, 2026

ITEM 9B—OTHER INFORMATION

(b)

During the three months ended December 31, 2025, none of our directors or executive officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

ITEM 9C—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company hereby incorporates by reference the information contained under the heading "Information About Our Executive Officers" from Item 1 Part I of this Annual Report.

The Company hereby incorporates by reference the information contained under the headings "Delinquent Section 16(a) Reports," "Proposal 1 - Election of Directors," "Corporate Governance" - Committees of the Board" and "Corporate Governance - Prohibition Against Insider Trading" from its definitive Proxy Statement to be delivered to stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2026 Annual Meeting of Stockholders to be held May 13, 2026.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code of Ethics") that is specifically applicable to our Chief Executive Officer and Senior Financial Officers. This Code of Ethics is available within the Corporate Governance section of the Investor Relations page of our website at ir.onewabash.com. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted. We will disclose any waivers for our Chief Executive Officer or Senior Financial Officers under, or any amendments to, our Code of Ethics by posting such information on our website at the address above.

ITEM 11—EXECUTIVE COMPENSATION

The Company hereby incorporates by reference the information contained under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables," "Compensation Committee Interlocks and Insider Participation," and "Corporate Governance—Director Compensation" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2026 Annual Meeting of Stockholders to be held May 13, 2026.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company hereby incorporates by reference the information contained under the headings "Beneficial Ownership Information—Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2026 Annual Meeting of Stockholders to be held on May 13, 2026.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company hereby incorporates by reference the information contained under the headings "Corporate Governance—Board Structure and its Role in Risk Oversight—Director Independence," "Corporate Governance-Committees of the Board-Audit Committee," and "Corporate Governance—Related Persons Transactions Policy" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2026 Annual Meeting of Stockholders to be held on May 13, 2026.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 of this form and the Audit Committee's pre-approval policies and procedures regarding the engagement of the principal accountant are incorporated herein by reference to the information contained under the heading "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" from the Company's definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2026 Annual Meeting of Stockholders to be held on May 13, 2026.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements:* The Company has included all required financial statements in Item 8 of this Annual Report. The financial statement schedules have been omitted as they are not applicable, or the required information is included in the Notes to the consolidated financial statements.

(b) *Exhibits:* Reference is made to the Exhibit Index of this Annual Report for a list of exhibits filed with this Annual Report or incorporated herein by reference to the document.

ITEM 16 – FORM 10-K SUMMARY

None.

EXHIBIT INDEX

No.	Description
3.01	Amended and Restated Certificate of Incorporation of the Company, as amended (5)
3.02	Certificate of Amendment to the Certificate of Incorporation of Wabash National Corporation (18)
3.03	Amended and Restated Bylaws of the Company, as amended (15)
4.01	Specimen Stock Certificate (1)
4.02	Indenture, dated as of October 6, 2021, by and among Wabash National Corporation, the several guarantors named therein and Wells Fargo Bank, National Association, as trustee (14)
4.03	Form of 4.50% Senior Notes (14)
4.04	Description of Securities (9)
10.01#	2011 Omnibus Incentive Plan (3)
10.02#	2017 Omnibus Incentive Plan (6)
10.03#	Change in Control Severance Pay Plan (4)
10.04#	Wabash National Corporation Executive Severance Plan (2)
10.05#	Form of Wabash National Corporation Time-Vesting Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.06#	Wabash National Corporation Supplemental Plan, effective May 12, 2020 (10)
10.07#	Form of Wabash National Corporation Restricted Stock Unit Agreement for awards granted to non-employee directors under the 2017 Omnibus Incentive Plan prior to 2024 (10)
10.08#	Form of Wabash National Corporation Performance-Based Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.09	Second Amended and Restated Credit Agreement dated December 21, 2018, among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time to time party thereto and Wells Fargo Capital Finance, LLC, as administrative agent (8)
10.10	First Amendment to Second Amended and Restated Credit Agreement, dated September 28, 2020, among Wabash National Corporation, certain of its subsidiaries party thereto, Wells Fargo Capital Finance, LLC, as the arranger and administrative agent for the Lenders, and the Lenders party thereto (11)
10.11	Increase Agreement Regarding Incremental Revolver Commitments and Second Amendment to Second Amended and Restated Credit Agreement, dated as of September 28, 2021, among Wabash National Corporation, certain of its subsidiaries party thereto, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (13)
10.12	Third Amendment to Second Amended and Restated Credit Agreement dated as of September 23, 2022, among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time-to-time party thereto and Wells Fargo Capital Finance, LLC as arranger and administrative agent (16)
10.13#	Form of Indemnification Agreement with Directors and Executive Officers (7)
10.14#	Form of Wabash National Corporation Restricted Stock Unit Agreement for awards to be granted to non-employee directors under the 2017 Omnibus Incentive Plan after 2023 (17)
10.15#	Wabash National Corporation 2025 Omnibus Incentive Plan (19)
19	Wabash National Corporation Insider Trading Policy (20)
21.1	List of Significant Subsidiaries (21)
23.1	Consent of Ernst & Young LLP (21)
31.1	Certification of Principal Executive Officer (21)
31.2	Certification of Principal Financial Officer (21)
32.1	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (21)

Annual Report

97.1	Wabash National Corporation Compensation Recovery Policy (17)

101   The following materials from Wabash National Corporation's Annual Report on Form 10-K for the year ended December 31, 2025 are filed herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2025 and 2024, (ii) the Consolidated Statements of Operations for the twelve months ended December 31, 2025, 2024, and 2023, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the twelve months ended December 31, 2025, 2024, and 2023, (iv) the Consolidated Statements of Stockholders' Equity for the twelve months ended December 31, 2025, 2024, and 2023, (v) the Consolidated Statements of Cash Flows for the twelve months ended December 31, 2025, 2024, and 2023, (vi) Notes to the Consolidated Financial Statements, (vii) the information in Part I, Item 1C Cybersecurity, (viii) the information in Part II, Item 9B(b) Other Information and (ix) the information in Part III, Item 10 Directors, Executive Officers and Corporate Governance. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. (21)

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (21)

\#   Management contract or compensatory plan

(1)   Incorporated by reference to the Registrant's registration statement on Form S-3 (Registration No. 333-27317) filed on May 16, 1997

(2)   Incorporated by reference to the Registrant's Form 8-K filed on December 16, 2015 (File No. 001-10883)

(3)   Incorporated by reference to the Registrant's Form 8-K filed on May 25, 2011 (File No. 001-10883)

(4)   Incorporated by reference to the Registrant's Form 8-K filed on September 14, 2011 (File No. 001-10883)

(5)   Incorporated by reference to the Registrant's Form 10-Q filed on November 1, 2011 (File No. 001-10883)

(6)   Incorporated by reference to the Registrant's Form S-8 filed on May 18, 2017 (File No. 333-218085)

(7)   Incorporated by reference to the Registrant's Form 8-K filed on December 15, 2017 (File No. 001-10883)

(8)   Incorporated by reference to the Registrant's Form 8-K filed on December 27, 2018 (File No. 001-10883)

(9)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2020 (File No. 001-10883)

(10)   Incorporated by reference to the Registrant's Form 10-Q filed on July 29, 2020 (File No. 001-10883)

(11)   Incorporated by reference to the Registrant's Form 8-K filed on September 30, 2020 (File No. 001-10883)

(12)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2021 (File No. 001-10883)

(13)   Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2021 (File No 001-10883)

(14)   Incorporated by reference to the Registrant's Form 8-K filed on October 6, 2021 (File No 001-10883)

(15)   Incorporated by reference to the Registrant's Form 8-K filed on February 22, 2022 (File No 001-10883)

(16)   Incorporated by reference to the Registrant's Form 8-K filed on September 26, 2022 (File No 001-10883)

(17)   Incorporated by reference to the Registrant's Form 10-K filed on February 22, 2024 (File No 001-10883)

(18)   Incorporated by reference to the Registrant's Form 8-K filed on May 22, 2024 (File No 001-10883)

(19)   Incorporated by reference to Exhibit A to the Definitive Proxy Statement on Schedule 14A of Wabash National Corporation filed on April 1, 2025 (File No 001-10883)

(20)   Incorporated by reference to the Registrant's Form 10-K filed on February 18, 2025 (File No. 001-10883)

(21)   Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WABASH NATIONAL CORPORATION

February 18, 2026

By: /s/ Patrick Keslin

Patrick Keslin

Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature and Name	Title	Date
/s/ Brent L. Yeagy Brent L. Yeagy	President and Chief Executive Officer, Director (Principal Executive Officer)	February 18, 2026
/s/ Patrick Keslin Patrick Keslin	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 18, 2026
/s/ Larry J. Magee Larry J. Magee	Chairman of the Board of Directors	February 18, 2026
/s/ Therese M. Bassett Therese M. Bassett	Director	February 18, 2026
/s/ John G. Boss John G. Boss	Director	February 18, 2026
/s/ Trent J. Broberg Trent J. Broberg	Director	February 18, 2026
/s/ Ann D. Murtlow Ann D. Murtlow	Director	February 18, 2026
/s/ Sudhanshu Priyadarshi Sudhanshu Priyadarshi	Director	February 18, 2026
/s/ Scott K. Sorensen Scott K. Sorensen	Director	February 18, 2026
/s/ Stuart A. Taylor II Stuart A. Taylor II	Director	February 18, 2026

Annual Report

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Stockholder Information

Executive Officers

Brent L. Yeagy
President and Chief Executive Officer
Director of the Board

M. Kristin Glazner
Senior Vice President, Chief Administrative
Officer, Corporate Secretary

Patrick J. Keslin
Senior Vice President, Chief Financial Officer

Michael N. Pettit
Senior Vice President, Chief Growth Officer

Drew J. Schwartzhoff
Senior Vice President, Chief Commercial Officer

Donald A. Winston
Senior Vice President, Chief Operating Officer

Auditors

Ernst & Young LLP
111 Monument Circle
Suite 4000
Indianapolis, IN 46204-5120

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100

Telephone (U.S. Residents): 1-800-401-1957
Telephone (Canada or U.S. Virgin Island
Residents): 1-800-468-9716

Form 10-K

In lieu of a separate annual report to stockholders,
enclosed is Wabash National Corporation's Form
10-K.

Stock Listing

Symbol: WNC
New York Stock Exchange

Internet Address

www.onewabash.com

Directors

Therese M. Bassett
Managing Director
NuVentures LLC

John G. Boss
Former President and Chief Executive Officer
Momentive Performance Materials Inc.

Trent J. Broberg
Chief Executive Officer
Fullbay

Larry J. Magee, Chairman of the Board
President
Magee Ventures Group

Ann D. Murtlow
Chief Executive Officer
North Sound LLC

Sudhanshu Priyadarshi
Former Chief Financial Officer and President,
International
Keurig Dr Pepper Inc. (KDP)

Scott K. Sorensen
Chief Executive Officer
Cities Strong Foundation

Stuart A. Taylor II
Chief Executive Officer
The Taylor Group LLC

Brent L. Yeagy
President and Chief Executive Officer
Wabash National Corporation

Requests

For stockholder requests for information, please
contact:
Wabash National Corporation
c/o Director - Investor Relations
3900 McCarty Lane
Lafayette, IN 47905
(765) 771-5310
investor.relations@onewabash.com

WABASH®

Wabash National Corporation

3900 McCarty Ln
Lafayette, IN 47905